2010 Annual Report to Shareholders


10013637


Received SEC
DEC 20 2010


PLEXUS

The Product Realization Company

Notice of 2011 Annual Meeting of Shareholders and Proxy Statement

PROFILE

About Plexus Corp. — The Product Realization Company

Plexus (www.plexus.com) delivers optimized Product Realization solutions through a unique Product Realization Value Stream services model. This customer focused services model seamlessly integrates innovative product conceptualization, design, commercialization, manufacturing, fulfillment and sustaining services to deliver comprehensive end-to-end solutions for customers in the North American, European and Asia-Pacific regions. Award-winning customer service is provided to over 130 branded product companies in the Wireline/Networking, Wireless Infrastructure, Medical, Industrial/Commercial and Defense/Security/Aerospace market sectors.

Market Sector	% of F10 Sales
Wireline/Networking	43%
Wireless Infrastructure	12%
Medical	20%
Industrial/Commercial	18%
Defense/Security/Aerospace	7%

Plexus is passionate about its goal to be the leading Electronic Manufacturing Services company in the world at servicing mid-to-low volume, higher complexity customer programs characterized by unique flexibility, technology, quality and regulatory requirements. We have aligned our business operations, processes, workforce and financial metrics to support this strategy.

We operate flexible manufacturing facilities and processes designed to accommodate customers with multiple product-lines and configurations. Each of our customers are supported by a multi-disciplinary customer team and one or more uniquely configured "focus factories" supported by a supply-chain and logistics solution specifically designed to meet the flexibility and responsiveness required to support that customer's fulfillment requirements.

Our go-to-market strategy is also tailored to our target market sectors and business strategy, with business development and customer management teams dedicated to each of the five sectors we serve. These teams are accountable to understand sector participants, technology, unique quality and regulatory requirements and longer-term trends in these sectors. These teams also help set our strategy for growth in these sectors with a particular focus on expanding the services and value-add that we provide customers.

In addition, our financial model is aligned with our business strategy, with our primary focus to earn a return on invested capital ("ROIC") in excess of our weighted average cost of capital ("WACC"). Lower manufacturing volumes, flexibility and fulfillment requirements, our sector-based go-to-market strategy, and complex quality and regulatory compliance requirements typically result in higher investments in inventory and selling and administrative costs relative to our competitors. By exercising discipline to generate a ROIC in excess of our WACC, our goal is to ensure that Plexus creates a value proposition for our shareholders as well as our customers.

Established in 1979, Plexus has approximately 8,700 employees located in 22 active facilities around the world. These facilities are strategically located to support the global supply chain, manufacturing and engineering needs of original equipment manufacturers in our targeted market sectors. Plexus' global manufacturing and engineering footprint is outlined below:

Geographic Region	# of Facilities*	Sq. Footage	% of F10 Sales
United States	10	1,157,000	46%
Asia	6	897,000	46%
Mexico	1	210,000	5%
Europe	4	140,000	3%

* Note: Please refer to our Form 10-K for a full list of properties.



411 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-4497
Tel 414.277.5000
Fax 414.271.3552
www.quarles.com

Attorneys at Law in:
Phoenix and Tucson, Arizona
Naples, Florida
Chicago, Illinois
Milwaukee and Madison, Wisconsin

Writer's Direct Dial: 414.277.5345
Writer's Fax: 414.978.8945
E-Mail: ken.hallett@quarles.com

December 15, 2010


RECEIVED
DEC 20 2010
211

BY CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Plexus Corp.
Commission File No. 001-14423
2010 Annual Report to Shareholders

Ladies and Gentlemen:

Enclosed are seven copies of Plexus Corp.'s 2010 Annual Report to Shareholders, for the Commission's information in accordance with Rule 14a-3(c). Plexus is again using its annual report on Form 10-K, with additional cover pages, as its Annual Report to Shareholders. Plexus' fiscal 2010 annual report on Form 10-K was previously filed with the Commission via EDGAR.

In addition, Plexus' proxy materials have been bound together with the annual report; the proxy materials also were previously filed with the Commission via EDGAR. The matters scheduled for the consideration of shareholders at the upcoming 2011 annual meeting are the election of directors, the ratification of the independent auditors, the amendment to, and restatement of, Plexus' long-term incentive plan and advisory votes on the compensation of Plexus' named executive officers as well as the future frequency of such votes.

Please acknowledge receipt of this letter and its enclosures by stamping and returning the enclosed copy of this letter in the postage-paid envelope provided. Please contact the undersigned, or Ryan Lovitz of this office, in the event you have any questions.

Very truly yours,

QUARLES & BRADY LLP

Kenneth V. Hallett

cc: Ms. Ginger M. Jones
Angelo M. Ninivaggi, Esq.
Ms. Kay Luepke
Ryan S. Lovitz, Esq.

QB\750135.00076\9347904.2


PLEXUS

The Product Realization Company

Plexus Corp.
One Plexus Way
P.O. Box 156
Neenah, WI 54957-0156
(920) 722-3451

Notice of 2011 Annual Meeting of Shareholders and Proxy Statement

2010 Annual Report on Form 10-K

Your vote is important. You may vote in person, electronically via the Internet at www.proxyvote.com, by phone at 1-800-690-6903 or by mail. If voting via the Internet or by phone, please have the 12 digit control number that was sent to you available. If you did not receive written materials and would like to receive them, please request them as provided on page 1 of the Proxy Statement.



The Product Realization Company

NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS
on February 16, 2011

To the Shareholders of Plexus Corp.:

Plexus Corp. will hold its annual meeting of shareholders at The Pfister Hotel, located at 424 East Wisconsin Avenue, Milwaukee, Wisconsin 53202, on Wednesday, February 16, 2011, at 8:00 a.m. Central Time, for the following purposes:

(1) To elect nine directors to serve until the next annual meeting and until their successors have been duly elected.

(2) To ratify the selection of PricewaterhouseCoopers LLP as Plexus' independent auditors.

(3) To amend and restate the Plexus Corp. 2008 Long-Term Incentive Plan.

(4) To hold an advisory vote on the compensation of the Company's named executive officers, as disclosed in "Compensation Discussion and Analysis" and "Executive Compensation" herein.

(5) To hold an advisory vote on the future frequency of advisory votes on executive compensation.

(6) To transact such other business as may properly come before the meeting or any adjournment thereof.

Plexus Corp.'s shareholders of record at the close of business on December 9, 2010, will be entitled to vote at the meeting or any adjournment of the meeting. On or about December 17, 2010, we expect to mail shareholders a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy statement and annual report, as well as vote, online.

We call your attention to the proxy statement accompanying this notice for a more complete statement about the matters to be acted upon at the meeting.

By order of the Board of Directors

Angelo M. Ninivaggi
Vice President, General Counsel,
Corporate Compliance Officer and Secretary

Neenah, Wisconsin
December 14, 2010

You may vote in person or by using a proxy as follows:

- By internet: Go to www.proxyvote.com. Please have the notice we sent to you in hand because it has your personal 12 digit control number(s) needed for your vote.
- By telephone: Call 1-800-690-6903 on a touch-tone telephone. Please have the notice we sent to you in hand because it has your personal 12 digit control number(s) needed for your vote.
- By mail: Please request written materials as provided on page 1 of the proxy statement. Complete, sign, and date the proxy card and return it to the address indicated on the proxy card.

If you later find that you will be present at the meeting or for any other reason desire to revoke your proxy, you may do so at any time before it is voted.



The Product Realization Company

One Plexus Way
P.O. Box 156
Neenah, Wisconsin 54957-0156

PROXY STATEMENT

TABLE OF CONTENTS



The Product Realization Company

ANNUAL MEETING OF SHAREHOLDERS
FEBRUARY 16, 2011

COMMONLY ASKED QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

Q: WHEN IS THIS PROXY MATERIAL FIRST AVAILABLE TO SHAREHOLDERS?

A: On or about December 17, 2010, Plexus Corp. ("Plexus", "we" or the "Company") expects to mail shareholders a Notice of Internet Availability of Proxy Materials containing instructions on how to access the proxy material over the internet.

Q: WHY DID I RECEIVE A NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS INSTEAD OF A PRINTED COPY OF THE PROXY MATERIALS?

A: Pursuant to the rules adopted by the Securities and Exchange Commission, we are permitted to provide access to our proxy material over the internet instead of mailing a printed copy of the proxy material to each shareholder. As a result, on or about December 17, 2010, we expect to mail shareholders a Notice of Internet Availability of Proxy Materials containing instructions regarding how to access our proxy material, including our proxy statement and annual report, and vote via the internet. You will not receive a printed copy of the proxy material unless you request one by following the instructions included in the Notice of Internet Availability of Proxy Materials or provided below.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on February 16, 2011

The proxy statement and annual report are available at www.proxyvote.com.

At www.proxyvote.com, shareholders can view the proxy material, cast their vote and request to receive paper copies of the proxy material by mail.

Q: HOW CAN SHAREHOLDERS REQUEST PAPER COPIES OF THE PROXY MATERIAL?

A: Shareholders may request that paper copies of the proxy material, including an annual report, proxy statement and proxy card, be sent to them without charge as follows:

- By internet: www.proxyvote.com
- By email: Send a blank email with your 12 digit control number(s) in the subject line to sendmaterial@proxyvote.com
- By telephone: 1-800-579-1639

When you make your request, please have your 12 digit control number(s) available; that control number was included in the notice that was mailed to you. To assure timely delivery of the proxy material before the annual meeting, please make your request no later than February 2, 2011.

Q: WHAT AM I VOTING ON?

A: At the annual meeting you will be voting on five proposals:

1. The election of nine directors to the board of directors to serve until Plexus' next annual meeting and until their successors have been duly elected. This year's nominees are:

   - Ralf R. Böer
   - Stephen P. Cortinovis
   - David J. Drury
   - Dean A. Foate
   - Peter Kelly
   - Phil R. Martens
   - John L. Nussbaum
   - Michael V. Schrock
   - Mary A. Winston

2. A proposal to ratify the Audit Committee's selection of PricewaterhouseCoopers LLP as Plexus' independent auditor for 2011.

3. A proposal to amend and restate the Company's 2008 Long-Term Incentive Plan (the "2008 Long-Term Plan").

4. An advisory proposal to approve the compensation of the Company's named executive officers, as disclosed in "Compensation Discussion and Analysis" and "Executive Compensation" herein.

5. An advisory proposal to approve the future frequency of advisory votes on executive compensation.

Q: WHAT ARE THE BOARD'S VOTING RECOMMENDATIONS?

A: The board of directors is soliciting this proxy and recommends the following votes:

- FOR each of the nominees for election to the board of directors;
- FOR the ratification of the Audit Committee's selection of PricewaterhouseCoopers LLP as Plexus' independent auditors for 2011;
- FOR approval of the amendment to, and restatement of, the 2008 Long-Term Plan;
- FOR approval of the compensation of the Company's named executive officers; and
- For the holding of future advisory votes on executive compensation EVERY THREE YEARS.

Q: WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL?

A: To conduct the annual meeting, more than 50% of the Plexus' outstanding shares entitled to vote must be present in person or by duly authorized proxy. This is referred to as a "quorum." Abstentions and shares which are the subject of broker non-votes will be counted for the purpose of determining whether a quorum exists; shares represented at a meeting for any purpose are counted in the quorum for all matters to be considered at the meeting.

Assuming a quorum is present, directors are elected by a plurality of the votes cast in person or by proxy by the holders of Plexus common stock entitled to vote at the election at the meeting. "Plurality" means that the individuals who receive the highest number of votes are elected as directors, up to the number of directors to be chosen at the meeting. Any votes attempted to be cast "against" a candidate are not given legal effect and are not counted as votes cast in the election of directors. Therefore, any shares which are not voted, whether by withheld authority, broker non-vote or otherwise, have no effect in the election of directors except to the extent that the failure to vote for any individual results in another individual receiving a relatively larger number of votes.

Ratification of PricewaterhouseCoopers LLP as Plexus' independent auditors and approval of the amendment to the 2008 Long-Term Plan will be determined by a majority of the shares voting on those matters, assuming a quorum is present. The plurality of votes cast will be used to determine the results of the advisory votes to approve the compensation of the Company's named executive officers and on the future frequency of such votes. Therefore, abstentions and broker non-votes will not affect these votes, except insofar as they reduce the number of shares which are voted.

Q: WHAT IF I DO NOT VOTE?

A: The effect of not voting will depend on how your share ownership is registered.

If you own shares as a registered holder and you do not vote, the shares that you do not vote will not be represented at the meeting and will not count toward the quorum requirement. If a quorum is obtained, then the shares that you have not voted will not affect whether a proposal is approved or rejected.

If you are a shareholder whose shares are not registered in your name and you do not vote, then your bank, broker or other holder of record may still represent your shares at the meeting for purposes of obtaining a quorum. In the absence of your voting instructions, your bank, broker or other holder of record may or may not vote your shares in its discretion depending on the proposal before the meeting. As a result of new rules applicable to director elections after January 1, 2010, your broker may no longer vote your shares in its discretion in the election of directors; therefore, you must vote your shares if you want them to be counted in the election of directors. In addition, your broker is also not permitted to vote your shares in its discretion regarding matters related to executive compensation, including advisory votes on executive compensation and the future frequency of such advisory votes. However, your broker may vote your shares in its discretion on routine matters such as the ratification of the Plexus' independent auditors.

Q: WHO MAY VOTE?

A: You may vote at the annual meeting if you were a shareholder of record of Plexus common stock as of the close of business on December 9, 2010, which is the "Record Date." As of the Record Date, Plexus had 40,500,771 shares of common stock outstanding. Each outstanding share of common stock is entitled to one vote on each matter presented. Any shareholder entitled to vote may vote either in person or by duly authorized proxy.

Q: HOW DO I VOTE?

A: We offer four methods for you to vote your shares at the annual meeting—in person; via the internet; by telephone; or by mail. You may vote in person at the annual meeting or authorize the persons named as proxies on the proxy card, John L. Nussbaum, Dean A. Foate and Angelo M. Ninivaggi, to vote your shares. We recommend that you vote as soon as possible, even if you are planning to attend the annual meeting, so that the vote count will not be delayed.

While we offer four methods, we encourage you to vote via the internet, as it is the most cost-effective method available. There is no charge to vote your shares via the internet, though you may incur costs associated with electronic access, such as usage charges from internet access providers. If you choose to vote your shares via the internet, there is no need for you to request or mail back a proxy card.

- By internet: Go to www.proxyvote.com. Please have the notice we sent to you in hand because it has your personal 12 digit control number(s) needed for your vote.
- By telephone: On a touch-tone telephone, call 1-800-690-6903. Please have the notice we sent to you in hand because it has your personal 12 digit control number(s) needed for your vote.
- By mail: Please request written materials as provided on page 1 of the proxy statement. Complete, sign, and date the proxy card and return it to the address indicated on the proxy card.

If your shares are not registered in your name, then you vote by giving instructions to the firm that holds your shares rather than using any of these methods. Please check the voting form of the firm that holds your shares to see if it offers internet or telephone voting procedures.

Q: WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE REQUEST TO VOTE?

A: It means your shares are held in more than one account. You should vote the shares on all of your proxy requests. You may help us reduce costs by consolidating your accounts so that you receive only one set of proxy materials in the future. To consolidate your accounts, please contact our transfer agent, American Stock Transfer & Trust Company, LLC, toll-free at 1-800-937-5449.

Q: WHAT IF I OWN SHARES AS PART OF PLEXUS' 401(k) SAVINGS PLAN AND/OR EMPLOYEE STOCK PURCHASE PLANS?

A: Shareholders who own shares as part of Plexus' 401(k) Savings Plan (the "401(k) Plan") and/or the Plexus 2000 and 2005 Employee Stock Purchase Plans (the "Purchase Plans") will receive a separate means for proxy voting their shares held in each account. Shares held by the 401(k) Plan for which participant designations are received will be voted in accordance with those designations; those shares for which designations are not received will be voted proportionally, based on the votes for which voting directions have been received from participants. Shares held in accounts under the Purchase Plans will be voted in accordance with management recommendations except for shares for which contrary designations from participants are received.

Q: WHO WILL COUNT THE VOTE?

A: Broadridge Financial Solutions, Inc. will use an automated system to tabulate the votes. Its representatives will also serve as the election inspectors.

Q: WHO CAN ATTEND THE ANNUAL MEETING?

A: All shareholders of record as of the close of business on December 9, 2010, can attend the meeting. However, seating is limited and will be on a first arrival basis.

To attend the annual meeting, please follow these instructions:

- Bring proof of ownership of Plexus common stock and a form of identification; or
- If a broker or other nominee holds your shares, bring proof of ownership of Plexus common stock through such broker or nominee and a form of identification.

Q: CAN I CHANGE MY VOTE AFTER I RETURN OR SUBMIT MY PROXY?

A: Yes. Even after you have submitted your proxy, proxies may be revoked at any time prior to the voting thereof either by written notice filed with the secretary or acting secretary of the meeting or by oral notice to the presiding officer during the meeting. Presence at the annual meeting of a shareholder who has appointed a proxy does not in itself revoke a proxy.

Q: MAY I VOTE AT THE ANNUAL MEETING?

A: If you complete a proxy card or vote via the internet, you may still vote in person at the annual meeting. To vote at the meeting, please either give written notice that you would like to revoke your original proxy to the secretary or acting secretary of the meeting or oral notice to the presiding officer during the meeting.

If a broker, bank or other nominee holds your shares and you wish to vote in person at the annual meeting you must obtain a proxy issued in your name from the broker, bank or other nominee; otherwise you will not be permitted to vote in person at the annual meeting.

Q: WHO IS MAKING THIS SOLICITATION?

A: This solicitation is being made on behalf of Plexus by its board of directors. Plexus will pay the expenses in connection with the solicitation of proxies. Upon request, Plexus will reimburse brokers, dealers, banks and voting trustees, or their nominees, for reasonable expenses incurred in forwarding copies of the proxy material and annual report to the beneficial owners of shares which such persons hold of record. Plexus will solicit proxies by mailing a Notice of Internet Availability of Proxy Materials to all shareholders; paper copies of the proxy material will be sent upon request as provided above as well as in the Notice of Internet Availability of Proxy Materials. Proxies may be solicited in person, or by telephone, e-mail or fax, by officers and regular employees of Plexus who will not be separately compensated for those services.

Q: WHEN ARE SHAREHOLDER PROPOSALS AND SHAREHOLDER NOMINATIONS DUE FOR THE 2012 ANNUAL MEETING?

A: The Secretary must receive a shareholder proposal no later than August 19, 2011, in order for the proposal to be considered for inclusion in our proxy materials for the 2012 annual meeting. The 2012 annual meeting of shareholders is tentatively scheduled for February 15, 2012. To otherwise bring a proposal or nomination before the 2012 annual meeting, you must comply with our bylaws. Currently, our bylaws require written notice to the Secretary between October 8, 2011, and November 2, 2011. The purpose of this requirement is to assure adequate notice of, and information regarding, any such matter as to which shareholder action may be sought. If we receive your notice after November 2, 2011, then your proposal or nomination will be untimely. In addition, your proposal or nomination must comply with the procedural provisions of our bylaws. If you do not comply with these procedural provisions, your proposal or nomination can be excluded. Should the board nevertheless choose to present your proposal, the named Proxies will be able to vote on the proposal using their best judgment.

Q: WHAT IS THE ADDRESS OF THE SECRETARY?

A: The address of the Secretary is:

Plexus Corp.
Attn: Angelo M. Ninivaggi
One Plexus Way
P.O. Box 156
Neenah, Wisconsin 54957-0156

Q: WILL THERE BE OTHER MATTERS TO VOTE ON AT THIS ANNUAL MEETING?

A: We are not aware of any other matters that you will be asked to vote on at the annual meeting. Other matters may be voted on if they are properly brought before the annual meeting in accordance with our bylaws. If other matters are properly brought before the annual meeting, then the named proxies will vote the proxies they hold in their discretion on such matters.

For matters to be properly brought before the meeting, our bylaws require that we receive written notice, together with specified information, not less than 45 days nor more than 70 days before the first anniversary of the date in which proxy materials for the previous year's annual meeting were first made available to shareholders. We did not receive notice of any matters by the deadline for the 2011 annual meeting, which was November 3, 2010.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents certain information as of December 9, 2010, regarding the beneficial ownership of the Plexus common stock held by each director or nominee for director, each executive officer appearing in the "Summary Compensation Table" included in "Executive Compensation," all directors and executive officers as a group, and each known 5%-or-greater shareholder of Plexus.

Name	Shares Beneficially Owned (1)	Percentage of Shares Outstanding
Ralf R. Böer	55,500	*
Stephen P. Cortinovis	64,000	*
David J. Drury	67,000	*
Dean A. Foate	743,034	1.8%
Peter Kelly	56,100	*
Phil R. Martens	-	*
John L. Nussbaum	163,998	*
Michael V. Schrock	43,000	*
Charles M. Strother, MD	67,000	*
Mary A. Winston	18,000	*
Ginger M. Jones	55,076	*
Michael D. Buseman	47,660	*
Todd P. Kelsey	64,273	*
Yong Jin Lim	59,420	*
All executive officers and directors as a group (18 persons)	1,706,981	4.1%
Lord, Abbett & Co. LLC (2)	3,656,202	9.0%
Vanguard Group, Inc. (3)	2,514,193	6.2%
Disciplined Growth Investors, Inc. (4)	2,456,955	6.1%
Columbia Wanger Asset Management, LLC (5)	2,389,807	5.9%

* Less than 1%

(1) The specified persons have sole voting and sole dispositive powers as to all shares, except as otherwise indicated. The amounts include shares subject to options granted under Plexus' option plans which are exercisable currently or within 60 days of December 9, 2010. The options include those held by Mr. Böer (48,500 shares), Mr. Cortinovis (57,000), Mr. Drury (60,000), Mr. Foate (627,000), Mr. Kelly (45,000), Mr. Nussbaum (45,000), Mr. Schrock (35,000), Dr. Strother (60,000), Ms. Winston (14,000), Ms. Jones (46,000), Mr. Buseman (42,625), Mr. Kelsey (58,225) and Mr. Lim (50,000), and all executive officers and directors as a group (1,355,352). While the total for all executive officers and directors as a group includes 205 shares that may be acquired pursuant to stock-settled stock appreciation rights ("SARs") granted under Plexus' equity incentive plans that are currently vested, it excludes certain SARs because the respective exercise prices of those SARs were below the market value of Plexus common stock on December 9, 2010. SARs are owned by an individual who is neither a director nor an executive officer named in the "Summary Compensation Table."

(2) Lord, Abbett & Co. LLC filed a report on Schedule 13G dated December 31, 2009, reporting sole voting power as to 2,461,312 shares, and sole dispositive power as to 2,743,951 shares of common stock. Lord Abbett subsequently filed a report on Form 13F for the quarter ended September 30, 2010, showing sole

investment power as to 3,641,523 shares and sole voting power as to 3,198,234 shares. The address of Lord Abbett, an investment advisor, is 90 Hudson Street, Jersey City, New Jersey 07302.

(3) Vanguard Group, Inc. filed a report on Schedule 13G dated December 31, 2009, reporting sole voting power as to 56,219 shares, and sole dispositive power as to 2,321,839 shares of common stock. Vanguard subsequently filed a report on Form 13F for the quarter ended September 30, 2010, showing sole investment power as to 2,464,870 shares and sole voting power as to 49,323 of those shares. The address of Vanguard Group, an investment advisor, is P.O. Box 2600, Valley Forge, Pennsylvania 19482.

(4) Disciplined Growth Investors, Inc. filed a report on Schedule 13G dated June 30, 2008, reporting that it held sole voting power as to 1,899,904 shares and sole dispositive power as to 2,168,854 shares of common stock. Disciplined Growth Investors subsequently filed a report on Form 13F for the quarter ended September 30, 2010, showing sole investment power as to 2,456,955 shares and sole voting power as to 2,092,005 shares. The address of Disciplined Growth Investors, an investment advisor, is 100 South Fifth Street, Suite 2100, Minneapolis, Minnesota 55402.

(5) Columbia Wanger Asset Management, LLC filed a report on Form 13F for the quarter ended September 30, 2010, showing sole investment power as to 2,389,807 shares and sole voting power as to 2,171,807 shares. The address of Columbia Wanger, an investment advisor, is 227 West Monroe Street, Suite 3000, Chicago, Illinois 60606.

ELECTION OF DIRECTORS

Plexus believes that it needs to attract and retain talented, focused, and motivated leadership to develop the long-term strategy and deliver the economic profit that our shareholders expect. For Plexus, the concept of leadership is not limited to the leadership within the Company; leadership also includes the individuals who serve on Plexus' board.

In accordance with Plexus' bylaws, the board of directors has determined that there shall be nine directors elected at the annual meeting of shareholders to serve until their successors are duly elected and qualified. The persons who are nominated as directors, and for whom proxies will be voted unless a shareholder specifies otherwise, are named below. If any of the nominees should decline or be unable to act as a director, which is not foreseen, the proxies will be voted with discretionary authority for a substitute nominee designated by the board of directors. Plexus' bylaws authorize up to ten directors, as determined by the board. The Plexus board may expand the board up to the number of directors authorized in Plexus' bylaws and elect directors to fill empty seats, including those created by an expansion, between shareholders' meetings.

Charles M. Strother, MD, a director since 2002, is not standing for re-election at the annual meeting pursuant to the Company's bylaws, which generally prohibit individuals 70 years of age or older from being eligible for election or re-election to the board. The board of directors would like to thank Dr. Strother for his many important contributions and years of dedicated service as a member of Plexus' board.

Name and Age	Principal Occupation, Business Experience and Education (1)
Ralf R. Böer, 62 *Director since 2004*	Mr. Böer is a Partner, Chairman and Chief Executive Officer of Foley & Lardner LLP, a national law firm; his practice includes international and domestic acquisitions, international business transactions and licensing and technology transfers. He is also a director of Fiskars Corporation, a global consumer products company. Mr. Böer obtained his B.A. from the University of Wisconsin-Milwaukee and his J.D. from the University of Wisconsin Law School.
Stephen P. Cortinovis, 60 *Director since 2003*	Mr. Cortinovis is a private equity investor in Lasco Foods Company. He was previously a Partner of Bridley Capital Partners Limited, a private equity group, and prior thereto served as President—Europe of Emerson Electric Co., a diversified global technology company. He is also a director of Insituform Technologies, Inc., a company specializing in trenchless technology for underground pipes, as well as the chair of its Corporate Governance and Nominating Committee. Mr. Cortinovis obtained both his B.A. and J.D. from St. Louis University.
David J. Drury, 62 *Director since 1998*	Mr. Drury is President and Chief Executive Officer of Poblocki Sign Company LLC, an exterior and interior sign systems company. He is also a director of Journal Communications, Inc., a media holding company, as well as its lead director and the chair of its Nominating and Corporate Governance Committee and its Executive Committee. In addition, Mr. Drury is a trustee of The Northwestern Mutual Life Insurance Company, an insurance and financial products company. Mr. Drury earned his B.B.A. from the University of Wisconsin-Whitewater and is a Certified Public Accountant who practiced as such for 18 years.
Dean A. Foate, 52 *Director since 2000*	Mr. Foate has served as President and Chief Executive Officer of Plexus since 2002. He was Chief Operating Officer and Executive Vice President of Plexus until 2002 and President of Plexus Technology Group, Inc., Plexus' engineering services business, prior thereto. Mr. Foate is also a director of Regal Beloit Corporation, an electrical motors and mechanical products company, as well as the chair of its Compensation and Human Resources Committee. Mr. Foate earned his B.S. from the University of Wisconsin-Madison and his Master of Science in Engineering Management from the Milwaukee School of Engineering.

Name and Age	Principal Occupation, Business Experience and Education (1)
Peter Kelly, 53 *Director since 2005*	Mr. Kelly has served as Vice President and Chief Financial Officer of UGI Corp., a distributor and marketer of energy products and services, since 2007. He was Chief Financial Officer and Executive Vice President of Agere Systems, a semi-conductor company, from 2005 to 2007, and Executive Vice President of Agere's Global Operations Group prior thereto. Mr. Kelly earned a B.S. from the University of Manchester (U.K.) Institute of Science and Technology and is a fellow of the Chartered Institute of Management Accountants. (2)
Phil R. Martens, 50 *Director since 2010*	Mr. Martens has served as President, Principal Executive Officer and Chief Operating Officer of Novelis Inc., an aluminum rolled products producer, since 2009. He was Senior Vice President and President, Light Vehicle Systems for ArvinMeritor, Inc., a supplier of integrated systems, modules and components, from 2006 to 2009, and previously served as President and Chief Operating Officer of Plastech Engineered Products, Inc., an automotive component supplier until 2006. Prior thereto, he held various engineering and leadership positions at Ford Motor Company. Mr. Martens obtained a B.S. from Virginia Polytechnic Institute and State University and an M.B.A. from the University of Michigan. In addition, he was awarded an honorary Doctorate in Engineering from Lawrence Technical Institution for his extensive contributions to the global automotive industry. (3)
John L. Nussbaum, 68 *Director since 1980*	Mr. Nussbaum has served as Chairman of Plexus since 2002. He is a co-founder of Plexus, was its Chief Executive Officer until 2002, and served as Plexus' President and Chief Operating Officer prior thereto. Mr. Nussbaum earned a B.A. from St. John's University (Minnesota).
Michael V. Schrock, 57 *Director since 2006*	Mr. Schrock has served as President and Chief Operating Officer of Pentair, Inc., a diversified manufacturer, since 2006. He previously was President and Chief Operating Officer of Pentair's Technical Products and Filtration Divisions. Prior to joining Pentair, Mr. Schrock held various senior management positions with Honeywell International Inc., a diversified technology and manufacturing company, covering North America as well as the European, Africa and Middle East regions. Mr. Schrock earned a B.S. from Bradley University and an M.B.A. from Northwestern University, Kellogg School of Management.
Mary A. Winston, 49 *Director since 2008*	Ms. Winston has served as Senior Vice President and Chief Financial Officer of Giant Eagle, Inc., a food retailer and food distributor, since 2008. She was President and Founder of WinsCo Financial, LLC, a financial solutions consulting firm, from 2007 to 2008. Ms. Winston served as Executive Vice President and Chief Financial Officer of Scholastic Corporation, a children's publishing and media company, from 2004 to 2007. Prior thereto, she was a Vice President of Visteon Corporation, an automotive parts supplier, until 2004, and a Vice President of Pfizer Inc., a global biopharmaceutical company, until 2002. She is also a director of Dover Corporation, a diversified manufacturing company, and the chair of its Audit Committee. Ms. Winston obtained a B.B.A. from the University of Wisconsin-Milwaukee, an M.B.A. from Northwestern University, Kellogg School of Management and is a Certified Public Accountant.

(1) Unless otherwise noted, all directors have been employed in their principal occupation listed above for the past five years or more.

(2) In June 2010, Mr. Kelly announced his intention to retire from UGI Corp. in early 2011.

(3) Plastech Engineered Products, Inc. filed for Chapter 11 bankruptcy protection in February 2008, approximately two years after Mr. Martens left the company.

The Company believes it is important for its board to be comprised of individuals with diverse backgrounds, skills and experiences. All board members are expected to meet Plexus' board member selection criteria, which are listed below:

- Impeccable honesty and integrity.
- A high level of knowledge gained through formal education and/or specific practical experience.
- Broad based business acumen, including a general understanding of operations management, marketing, finance, human resources management, corporate governance and other elements relevant to the success of a large publicly-traded company.
- An understanding of the Company's business on a technical level.
- Global thinking and focus as well as a general understanding of the world economy.
- Strategic thinking and an ability to envision future opportunities and risks.
- A willingness to engage in thoughtful debate and challenging discussions in a respectful manner.
- A network of important contacts that can bring knowledge and assistance to Plexus.
- A commitment to spend requisite time on board responsibilities.

In addition to the board member selection criteria identified above, the board and the Nominating and Corporate Governance Committee review the board's composition annually to ensure that an appropriate diversity of backgrounds, skills and experiences is represented. Important skills and experiences currently identified are as follows:

- Significant experience as a chief executive officer and/or chief operating officer of a publicly-traded company, or of a major division of a publicly-traded company.
- Financial and accounting skills as well as experience in a public company, preferably with experience as a controller and/or chief financial officer; any such person is expected to fulfill the Securities and Exchange Commission's requirements for an "audit committee financial expert."
- International experience with an understanding of conducting business on a global scale.
- In-depth knowledge and significant practical experience in sales and marketing at an electronic manufacturing services ("EMS") company or at another company in a related industry.
- A manufacturing management background, ideally an engineer, from a large, well respected manufacturing-based company, preferably one that relies on supply chain management for a competitive advantage.
- Considerable human resources management experience involving the design of both short-term and long-term compensation programs, and an understanding of benefit plans.
- Experience managing succession planning and leadership development for a successful company.

The following is the Company's current matrix of experience for our board, which together with the directors' principal occupations and business experience described above, as well as the Company's board member selection criteria, provide the reasons that each individual is being re-nominated as a director. Boxes marked with an "X" in the matrix below indicate that the particular experience is one of the specific reasons that the director has been re-nominated to serve on the board. The lack of an "X" does not mean that the director does not possess that experience, but rather that it is not a particular area of focus or expertise of the director which was specifically identified as a reason for that director's nomination.

	Mr. Böer	Mr. Cortinovis	Mr. Drury	Mr. Foate	Mr. Kelly	Mr. Martens	Mr. Nussbaum	Mr. Schrock	Ms. Winston
CEO/COO Experience				X	X	X	X	X	
Financial and Accounting Experience		X	X	X	X		X		X
Global Business Experience	X	X	X	X	X	X	X	X	X
Sales and Marketing Experience		X		X		X		X	
Manufacturing Management Background				X	X	X			
Supply Chain Management Experience				X	X	X		X	
Compensation and Benefits Experience	X	X	X	X	X	X	X	X	
Leadership Development and Succession Planning Experience	X	X	X	X	X	X	X	X	X

CORPORATE GOVERNANCE

Board of Directors Meetings

The board of directors held five meetings during fiscal 2010. As part of these meetings, non-management directors regularly meet without management present. All of our directors attended at least 75% of the total meetings of the board and the committees of the board on which they served. The Plexus board of directors conducts an annual self-evaluation process, reviewing the performance of each individual board member as well as the performance of the board as a whole.

Plexus encourages all of its directors to attend the annual meeting of shareholders. Plexus generally holds a board meeting coincident with the annual meeting of shareholders to minimize director travel obligations and facilitate their attendance at the shareholders' meeting. All directors attended the 2010 annual meeting of shareholders.

Director Independence

As a matter of good corporate governance, we believe that the board of directors should provide a strong voice in the governance of our company. Therefore, under our corporate governance policies and in accordance with Nasdaq Global Select Stock Market rules, at least a majority of our directors must be "independent directors."

When the board of directors makes its determination regarding which directors are independent, the board first considers and follows the Nasdaq Global Select Stock Market rules. The board also reviews other transactions and relationships, if any, involving Plexus and the directors or their family members or related parties; see "Certain Transactions" herein for a discussion of our policy regarding such transactions. Plexus expects its directors to inform it of any transaction, whether direct or indirect through an immediate family member or any business entity controlled by any of them, involving the director; Plexus also surveys directors periodically to confirm this information. Plexus does not use any dollar amount to screen transactions that should be reported to the Company. The board reviews the information submitted by its directors for its separate determination of materiality and compliance with Nasdaq and other standards when it determines independence.

In determining independence for the coming year, the board considered two relationships that, upon review, the board did not believe affected the independence of the directors.

- Mr. Drury is an executive officer of Poblocki Sign Company LLC. Plexus' payments to Poblocki in fiscal 2010 were $57,077, which represented less than one percent of Poblocki's annual revenues and significantly less than one-tenth of one percent of Plexus' annual revenues.

- Mr. Schrock is an executive officer of Pentair, Inc., which is a supplier to Plexus. Plexus' payments to Pentair in fiscal 2010 were $658,263, which represented significantly less than one-tenth of one percent of each of Plexus' and Pentair's annual revenues.

Based on the applicable standards and the board's review and consideration, the board of directors has determined that Messrs. Böer, Cortinovis, Drury, Kelly, Martens and Schrock, Dr. Strother and Ms. Winston are each "independent" under applicable rules and guidelines. Mr. Foate, as chief executive officer of the Company, and Mr. Nussbaum, who is a former chief executive officer of Plexus and receives retirement payments from Plexus, are not considered to be "independent."

Our independent directors have the opportunity to meet in executive session, without the other directors or management, as part of each regular board meeting.

Board Leadership Structure

Mr. Nussbaum, our former Chief Executive Officer, serves as the Chairman of the Board. The Company believes that having our former CEO serve as Chairman is an appropriate leadership structure at the current time because Mr. Nussbaum has extensive knowledge of the Company and the EMS industry, which continue to be valuable in communicating with and leading the board in his role as Chairman.

The Company's bylaws do not mandate, nor does the board have a policy that requires, the separation or combination of the CEO and Chairman roles. The board may reconsider our leadership structure in the future based on the best interests of the Company at that time.

Board's Role in Risk Oversight

It is management's responsibility to manage the Company's enterprise risks on a day-to-day basis. Through regular updates, the board of directors oversees management's efforts to ensure that they effectively identify, prioritize, manage and monitor all material business risks to Plexus' strategy.

The board delegates certain risk management oversight responsibilities to its committees. The Audit Committee reviews and discusses the Company's major financial risk exposures and the steps management has taken to identify, monitor, and control such risks. The Compensation and Leadership Development Committee is responsible for overseeing risk related to the Company's compensation programs, including considering whether such programs are in line with the Company's strategic objectives and incentivize appropriate risk-taking. The Nominating and Corporate Governance Committee is tasked with risks associated with corporate governance and compliance.

Board Committees

The board of directors has three standing committees, all comprised solely of independent directors: Audit, Compensation and Leadership Development, and Nominating and Corporate Governance. The committees on which our directors currently serve, and the chairs of those committees, are identified in the following table:

Director	Audit	Compensation and Leadership Development	Nominating and Corporate Governance
Ralf R. Böer			Chair
Stephen P. Cortinovis	X	Chair	
David J. Drury	Chair		X
Peter Kelly	X	X	
Phil R. Martens*		X	X
Michael V. Schrock		X	X
Charles M. Strother, MD		X	X
Mary A. Winston	X		

* Mr. Martens, who was elected to the board effective September 23, 2010, was appointed to both the Compensation and Leadership Development Committee and the Nominating and Corporate Governance Committee in November 2010.

Messrs. Foate and Nussbaum are not "independent" directors; therefore, they are not eligible to serve on these committees under Nasdaq rules or the committees' charters.

Audit Committee

The Audit Committee met eight times in fiscal 2010. The Audit Committee chooses the Company's independent auditors and oversees the audit process as well as the Company's accounting and finance functions.

Among its other responsibilities, the Committee also oversees the Company's ethics and whistle-blowing reporting programs. See also "Report of the Audit Committee."

Audit Committee Financial Experts

The board has determined that Messrs. Drury and Kelly and Ms. Winston are "audit committee financial experts" based on a review of each individual's educational background and business experience. For purposes of Securities and Exchange Commission ("SEC") and Nasdaq rules, Messrs. Drury and Kelly and Ms. Winston are, along with Mr. Cortinovis, the other member of the Audit Committee, "independent" of Plexus. All members of the Audit Committee are "financially literate" and meet the other SEC and Nasdaq requirements for Audit Committee membership.

Compensation and Leadership Development Committee

The Compensation and Leadership Development Committee (in this subsection, the "Committee") held seven meetings during fiscal 2010. The Committee establishes the general compensation philosophies and plans for Plexus, determines the CEO's and other executive officers' compensation and approves grants and awards under Plexus' compensation plans. The Committee also considers and makes recommendations to the board with respect to other employee compensatory plans and arrangements. Further, the Committee is responsible for reviewing Plexus' leadership structure, talent management efforts, leadership development and executive succession plans. In addition to the following subsection, see also "Compensation Discussion and Analysis" and "Compensation Committee Report" below for further information on the Committee's philosophies and practices, and its determinations in fiscal 2010.

Overview of the Compensation Decision-Making Process

In accordance with the philosophy and the goals described below in "Compensation Discussion and Analysis," Plexus compensates its executive officers through salaries and various other compensation plans. The Committee considers many factors in its decision-making process about the compensation of Plexus' leadership and the design of compensation plans company-wide.

When determining compensation in fiscal 2010, as in past years, the Committee compared the compensation of Plexus' executive officers with that paid by other companies in the general industries in which Plexus recruits, comparable companies in the electronic manufacturing services industry, companies with similar financial profiles and numerous general and electronics industry published surveys. The Committee initially determined the peer group prior to making fiscal 2007 compensation decisions with assistance from its former compensation consultants, Sibson Consulting ("Sibson"). Companies were chosen using filtering criteria, such as industry codes, peer groups, relative size and employee base; anomalies or special circumstances (primarily acquisitions or significant size differences) which caused certain companies to not be in fact comparable were also reviewed. In addition, the Committee and Sibson also identified financial peers that were not in a similar business but which were similar in size and financial performance to Plexus.

Our resulting core peer list for fiscal 2010 consisted of:

- 3Com Corporation
- Altera Corporation
- Amkor Technology, Inc.
- Arris Group, Inc.
- Atmel Corporation
- Benchmark Electronics, Inc.
- Broadcom Corporation
- Conexant Systems, Inc.
- CTS Corporation
- Integrated Device Technology, Inc.
- International Rectifier Corporation
- Jabil Circuit, Inc.
- Juniper Networks, Inc.
- KLA-Tencor Corporation
- Linear Technology Corporation
- Molex Incorporated
- Novellus Systems, Inc.

Essentially the same peer group was also used for fiscal 2007, 2008 and 2009 executive compensation planning.

In accordance with its previously disclosed plans, the Committee performed a full review of the composition of the peer group in fiscal 2010 because, due to acquisitions and other changes, the Committee believed that certain companies had become less comparable to Plexus than when they were originally selected. The

Committee intends to conduct reviews of the peer group and selection criteria on a periodic basis to ensure that both are appropriate. Consistent with the practice described above, companies were chosen using filtering criteria, such as industry codes, peer companies identified for competitors, company size, profitability, geographic location, company complexity and recent financial performance (i.e., 1-5 years). As a result of this review, the following companies were chosen as the new peer group:

- Agilent Technologies, Inc.
- Altera Corporation
- Amphenol Corporation
- Arris Group, Inc.
- AVX Corporation
- Benchmark Electronics, Inc.
- Bruker Corporation
- Celestica Inc.
- Esterline Technologies Corporation
- Harris Corporation
- Invacare Corporation
- Jabil Circuit, Inc.
- Molex Incorporated
- Regal-Beloit Corporation
- Sanmina-SCI Corporation
- Teledyne Technologies Incorporated
- Trimble Navigation Limited
- Vishay Intertechnology, Inc.

This new peer group is being used for fiscal 2011 executive compensation planning.

When making compensation determinations, the Committee's analysis includes a review of the Company's financial results and shareholder return performance in comparison to peer group companies, an internal calibration of pay and equity award levels and an accumulated value analysis. In performing these analyses, the Committee continues to use tally sheets, which provide a comprehensive view of Plexus' compensation payout exposure under various performance scenarios, and also assist in the Committee's evaluation of the reasonableness of compensation as a whole. The accumulated value analysis examines the CEO's accumulation of wealth through the deferred compensation plan and annual equity awards. These assessments also identify the proportionality of the CEO's pay to the pay of executives at other levels in the organization and compare this information with published survey data. In addition, the Committee uses the vested and unvested equity information to balance the level of existing awards with the desire to reward performance and to provide retention incentives.

In addition to reviewing compensation to help assure that it provides an incentive for superior Company performance, the Company and the Committee periodically review comparable information from peer group companies and other sources, as discussed above, to maintain a competitive compensation package that aids in executive retention and fairly compensates the executives for performance. However, it does not aim for any numerical or percentile tests within this comparable information. The Committee believes that it is important for it to use its judgment in applying this information in individual cases, rather than arbitrarily attempting to aim for a particular numerical equivalence. In that consideration, the Committee discusses total compensation (including outstanding equity awards) for all executive officers, the level of experience and leadership each provides, and financial and personal performance results. The Committee seeks to balance different types of compensation in order to promote retention and strong Company performance. The Committee believes this approach results in a comprehensive and thoughtful compensation review process because it allows the Committee to use discretion when appropriate in responding to particular circumstances. The Committee intends to continue these practices in the future.

Management Participation. Members of management, particularly the CEO and human resources personnel, regularly participate in the Committee's meetings at the Committee's request. Management's role is to contribute information to the Committee and provide staff support and analysis for its discussions. However, management does not make any recommendation for the CEO's compensation, nor does management make the final determination of the CEO's or the other executive officers' amount or form of executive compensation. The CEO does recommend compensation for the other executive officers to the Committee, subject to the Committee's final decision. To assist in determining compensation recommendations for the other executive officers, the CEO considers Plexus' compensation philosophy and, in partnership with the human resources management team, utilizes the same compensation decision-making process as the Committee. Decisions regarding the compensation of the CEO are made in executive sessions at which the Committee members participate with select members of human resources management to review competitive practices and overall plan expense. The sessions generally focus on the CEO's performance achievement and the elements of his compensation. The Committee also discusses and reviews materials comparing the CEO's compensation to peer group and survey data as well as Plexus' overall performance relative to the companies in our peer group. Materials presented also include a pay comparison of the CEO to our other executive officers and a review of the CEO's vested and unvested equity grants in an effort to assess possible retention risks.

Use of Consultants. The Committee uses outside compensation consultants to assist it in analyzing Plexus' compensation programs and in determining appropriate levels of compensation and benefits. The decision to retain consultants, and if so which consultant(s) to retain, is determined solely by the Committee. Management has the authority to approve compensation consultant fees on a project basis, although the Committee reviews all fees relating to executive compensation.

Plexus human resources personnel meet with the compensation consultants to help the consultants understand Plexus' business model, organizational structure and compensation philosophy. This interaction provides the consultants with a framework to Plexus' approach to compensation and its application. As part of its staff support function, Plexus human resources personnel also discuss results and conclusions with the compensation consultants. These discussions permit Plexus human resources personnel to be aware of the consultants' recommendations and analysis, as well as to understand the rationale and methodology behind their conclusions.

For fiscal 2010 compensation planning, at the direction of the Committee, Towers Watson (formerly known as Watson Wyatt Worldwide) was engaged to conduct a detailed analysis of the Company's current executive compensation package, as described above. For fiscal 2011 compensation planning, the Committee directed the Company's internal human resources staff to prepare an analysis of the Company's executive compensation package consistent with prior years. Plexus' internal staff is obtaining market-based data to provide the Committee with the same data and analysis as in previous years. It is expected that an external firm will perform a detailed analysis of the Company's executive compensation package every other year going forward.

Neither the Company nor the Committee places any limitations or restrictions on its consulting firms or their reviews. Towers Watson and previous consulting firms have been retained by the Company only for projects related to the Company's executive and director compensation programs. The Company does provide substantive information about Plexus to help its consultants better understand the Company. Human resources personnel also meet with the consultants to discuss the consultants' conclusions as to Plexus' executive pay practices, organizational matters, the duties and responsibilities of particular positions, and overall conclusions based upon Plexus' compensation principles and goals.

Compensation Committee Interlocks and Insider Participation

Each of the members of the Committee was an independent director and there were no relationships or transactions in fiscal 2010 with those members requiring disclosure under SEC rules. See, however, "Director Independence" above for certain other relationships that the board considered when determining the independence of the directors.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee (the "Nominating Committee") met three times in fiscal 2010. The Nominating Committee considers candidates for board membership, reviews the effectiveness of the board, makes recommendations to the board regarding directors' compensation, monitors Plexus' compliance efforts, and evaluates and oversees corporate governance and related issues.

The Nomination Process

The Nominating Committee generally utilizes a director search firm to identify candidates, but it evaluates those individuals on its own; the Committee would also consider candidates suggested by outside directors, management and/or shareholders. As described above in "Election of Directors," in accordance with the Company's board member selection criteria, the Nominating Committee considers the diversity of backgrounds, skills and experiences among board members in identifying areas which could be augmented by new members. To help assure that directors have the time to devote to their duties, Plexus directors may not serve on the boards of more than three additional public companies. The composition of the Board is reviewed annually to insure that an appropriate mix of skills, experiences and backgrounds is represented; the membership mix of the Board may also be changed as necessary to meet business needs.

The Nominating Committee would consider proposed nominees to the board submitted to it by shareholders. If a qualified candidate expresses a serious interest, and if there is a position available and the candidate's experience indicates that the candidate may be an appropriate addition to the board, the Nominating Committee would review the background of the candidate and, if appropriate, meet with the candidate. A decision would then be made whether to nominate that person to the board. The Nominating Committee's policy is to not evaluate proposed nominees differently depending upon who has proposed the potential nominee.

Mr. Martens, who was elected to the board of directors in September 2010, is an independent director. Mr. Martens was first suggested as a director-nominee as a result of a search conducted by Taylor Meyer Associates, an executive recruiting firm retained by the Nominating Committee. Taylor Meyer Associates was paid a fee for researching and recommending potential candidates.

If a shareholder wishes to propose someone as a director for the Nominating Committee's consideration, the name of that nominee and related personal information should be forwarded to the Nominating Committee, in care of the Secretary, at least six months before the next annual meeting of shareholders to assure time for meaningful consideration by the Nominating Committee. See also "Commonly Asked Questions and Answers About the Annual Meeting" for bylaw requirements for nominations. Plexus has neither received nor rejected any candidates put forward by significant shareholders.

Communications with the Board

Any communications to the board of directors should be sent to Plexus' headquarters office in care of Plexus' Secretary, Angelo Ninivaggi. Any communication sent to the board in care of the Chief Executive Officer, the Secretary or any other corporate officer is forwarded to the board. There is no screening process and any communication will be delivered directly to the director or directors to whom it is addressed. Any other procedures which may be developed, and any changes in those procedures, will be posted as part of our Corporate Governance Guidelines on Plexus' website at www.plexus.com, under the link titled "Investor Relations" then "Corporate Governance" (or at http://www.plexus.com/corporategovernanceguidelines.php).

Code of Ethics, Committee Charters and Other Corporate Governance Documents

Plexus regularly reviews and augments its corporate governance practices and procedures. As part of its corporate governance practices, Plexus has adopted a Code of Conduct and Business Ethics, Corporate Governance Guidelines and written charters for each of its board committees discussed above. Plexus will be responding to and complying with related SEC and Nasdaq Global Select Stock Market directives as they are finalized, adopted and become effective. Plexus has posted on its website, at www.plexus.com, under the link titled "Investor Relations" then "Corporate Governance" (or at http://www.plexus.com/corporategovernanceguidelines.php), copies of its Code of Conduct and Business Ethics, its Corporate Governance Guidelines, the charters for its Audit, Compensation and Leadership Development, and Nominating and Corporate Governance Committees, director selection criteria (included as an appendix to our Corporate Governance Guidelines), director and officer stock ownership guidelines and other corporate governance documents. If those documents (including the committee charters, the Code of Conduct and Business Ethics and the Corporate Governance Guidelines) are changed, waivers from the Code of Conduct and Business Ethics are granted, or new procedures are adopted, those new documents, changes, waivers and/or procedures will be posted on Plexus' corporate website at the address above.

Directors' Compensation

The Nominating and Corporate Governance Committee of the board of directors recommends, subject to board approval, compensation paid to non-employee directors, including equity awards to non-employee directors under the 2008 Long-Term Plan. In determining the compensation paid to the non-employee directors, the Nominating and Corporate Governance Committee considers similar types of factors, including comparison with peer companies and company performance, that are considered by the Compensation and Leadership Development Committee when determining executive compensation.

During fiscal 2010, each Plexus director who was not a full-time Plexus officer or employee (all directors except Mr. Foate) received an annual director's fee of $42,000 plus meeting fees of $2,000 for each board meeting attended in person ($1,000 if attended other than in person) and an additional $1,000 for each committee meeting attended in person ($500 if other than in person). The chairs of each committee received additional annual fees for service as a committee chair; the chair of the Audit Committee received $15,000 and the chairs of the Compensation and Leadership Development Committee and the Nominating and Corporate Governance Committee each received $10,000. Additionally, in certain circumstances directors may be reimbursed for attending educational seminars or, in each individual's capacity as a director, other meetings at Plexus' behest. For fiscal 2011, the annual director's fee will increase to $45,000 and committee meeting fees will increase to $1,500 for each such meeting attended in person ($750 if attended other than in person). Beginning in fiscal 2011, directors are eligible to defer their cash fees, as well as stock awards (excluding options), through the Non-Employee Directors Deferred Compensation Plan. Previously, directors were eligible to defer their cash fees through Plexus' supplemental executive retirement plan, which is described in "Compensation Discussion and Analysis" below.

Directors may also participate in the 2008 Long-Term Plan, which permits the grant of options, stock-settled stock appreciation rights ("SARs"), restricted stock (which may be designated as restricted stock awards or restricted stock unit awards), unrestricted stock awards, performance stock awards, and cash bonus awards. Stock options are generally granted to directors quarterly, at the same time as employee grants, and, beginning in fiscal 2010, vest immediately on the respective grant dates; previously, one half of the options granted vested immediately on the grant date and the balance vested on the first anniversary of the grant date. The exercise price of stock options is equal to the average of the high and low sale prices of Plexus stock on the Nasdaq Global Select Market on the grant date. Also beginning in fiscal 2010, unrestricted stock awards were granted to directors at the same time as employee equity grants during the second quarter of the fiscal year; the number of stock options awarded to directors was reduced to reflect the addition of the unrestricted stock award. The mix of unrestricted stock awards and stock options is designed to balance the Company's goal of aligning directors' interests, through stock awards, with the long-term ownership interests of our shareholders with the incentives offered by stock options, which provide rewards based on the increase in our share price.

Director Compensation Table

The following table sets forth the compensation that was paid by Plexus to each of our non-employee directors in fiscal 2010:

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)	Stock Awards ($)(2)	Other Benefits ($)(3)	Total ($)
Ralf R. Böer	$65,500	$58,776	$67,998	--	$192,274
Stephen P. Cortinovis	72,500	58,776	67,998	--	199,274
David J. Drury	76,500	58,776	67,998	--	203,274
Peter Kelly	60,500	58,776	67,998	--	187,274
Phil R. Martens (4)	1,038	--	--	--	1,038
John L. Nussbaum	103,000	58,776	67,998	$342,659	572,433
Michael V. Schrock	60,000	58,776	67,998	--	186,774
Charles M. Strother, MD	60,000	58,776	67,998	--	186,774
Mary A. Winston	56,000	58,776	67,998	--	182,774

(1) Includes annual retainer, meeting, committee and chairmanship fees and, in the case of Mr. Nussbaum, his fee as Chairman of the Board. See below regarding Mr. Nussbaum's compensation.

(2) The amounts shown represent the grant date fair value computed in accordance with Accounting Standards Codification Topic 718 of stock options and unrestricted stock awards granted in fiscal 2010. Generally accepted accounting principles ("GAAP") require us to recognize compensation expense for stock options and other stock-related awards granted to our employees and directors based on the estimated fair value of the equity instrument at the time of grant. Compensation expense is recognized over the vesting period. The assumptions used to determine the valuation of the awards are discussed in footnote 11 to our consolidated financial statements.

The table below provides cumulative information about the grant date fair value of options and stock awards granted to directors in fiscal 2010, determined as of the respective grant dates in accordance with GAAP. It also provides the number of outstanding stock options that were held by our non-employee directors at October 2, 2010. As noted above, unrestricted stock awards were granted to directors in fiscal 2010; however, restricted stock awards were not granted to directors in fiscal 2010 or any prior years.

	Option Awards		Stock Awards
Name	Grant Date Fair Value of 2010 Option Awards ($)	Number of Securities Underlying Unexercised Options (#)	Grant Date Fair Value of 2010 Stock Awards ($)
Mr. Böer	$58,776	47,250	$67,998
Mr. Cortinovis	58,776	55,750	67,998
Mr. Drury	58,776	58,750	67,998
Mr. Kelly	58,776	43,750	67,998
Mr. Martens	--	--	--
Mr. Nussbaum	58,776	43,750	67,998
Mr. Schrock	58,776	33,750	67,998
Dr. Strother	58,776	58,750	67,998
Ms. Winston	58,776	12,750	67,998

Each non-employee director was awarded options for 1,250 shares on each of January 25, 2010, April 23, 2010, and July 26, 2010. Beginning in fiscal 2010, all options granted to non-employee directors vest immediately on the respective grant dates. Options granted to non-employee directors expire on the earlier of (a) ten years from the date of grant, or (b) two years after termination of service as a director. In addition, on January 25, 2010, each non-employee director received an unrestricted stock award for 2,000 shares; the average of the high and low trading prices of our shares on the Nasdaq Global Select Stock Market on that date was approximately $34.00.

(3) Other than Mr. Nussbaum, the non-employee directors do not receive any additional benefits although they are reimbursed for their actual expenses of attending board, committee and shareholder meetings. For Mr. Nussbaum, this represents the amounts paid to him in fiscal 2010 under his deferred compensation arrangements plus the value of the health and other welfare benefits, as well as Company matching contributions to the 401(k) Plan, provided to him. See the discussion immediately below.

(4) Mr. Martens was appointed to the board on September 23, 2010.

Compensation of Current and Former Executive Officers who Serve on the Board

See "Executive Compensation" for Mr. Foate's compensation as an executive officer of Plexus generally and his employment and change in control agreements.

Mr. Nussbaum is a former executive officer of Plexus. He ceased being considered an executive officer or employee of Plexus when he retired as its Chief Executive Officer in 2002. However, as a consequence of his many years of service as an executive officer of Plexus, he continues to be compensated under deferred compensation arrangements which were put in place during his service as an executive officer and as the non-executive Chairman of the Board.

In 1996, the Committee established special retirement arrangements for Mr. Nussbaum as well as for two other executive officers and directors who subsequently retired. Those arrangements were intended to both to reward past service and to maintain an additional incentive for those officers' continued performance on behalf of Plexus. The related supplemental executive retirement agreement for Mr. Nussbaum was amended in August 2009 in order to align the agreement's provisions regarding the determination of payment amounts to a fixed 15-year annual installment payment stream. The amendment was consistent with the intent of the original agreement and with the manner in which the agreement operated in practice. The arrangements are designed to provide specified retirement and death benefits to Mr. Nussbaum in addition to those provided under the 401(k) Plan. Plexus' commitment was funded in fiscal 2002 and prior years. Mr. Nussbaum has received payments under the special retirement arrangements since 2002, including payments of $313,110 for fiscal 2008, $325,635 for fiscal 2009 and $338,660 for fiscal 2010.

The contributions for Mr. Nussbaum's special retirement arrangement are invested in life insurance policies acquired by Plexus on his life. To the extent that any of the payments constitute excess parachute payments subjecting Mr. Nussbaum to an excise tax, the agreement provides for an additional payment (the "gross-up payment") to be made by Plexus to him so that after the payment of all taxes imposed on the gross-up payment, he retains an amount of the gross-up payment equal to the excise tax imposed. If Mr. Nussbaum dies prior to receiving all of the 15-year annual installment payments, specified death benefit payments become due.

For his service as Plexus' non-executive Chairman of the Board, Mr. Nussbaum received a fee of $52,000 in fiscal 2010 plus health and other welfare benefits, as well as Company matching contributions to the 401(k) Plan, in addition to the above retirement payments and his regular board fees. In fiscal 2011, Mr. Nussbaum's fee for serving as Chairman is increasing to $75,000. Since his retirement, Mr. Nussbaum has been eligible to receive additional options or stock awards in his capacity as a non-employee director and has received the same awards as other non-employee directors under Plexus' stock incentive plans.

Stock Ownership Guidelines

Plexus believes that it is important for directors and executive officers to maintain an equity stake in Plexus to further align their interests with those of our shareholders. Directors and executive officers must comply with stock ownership guidelines as determined from time to time by the board. The ownership guidelines for directors currently require that directors must own 5,000 shares of common stock within five years of election or appointment to the board, of which 2,000 shares must be owned within the first year of service. Unexercised stock options (whether or not vested) do not count toward a director's ownership for purposes of these guidelines. Currently, all of our directors are in compliance with these guidelines. The stock ownership guidelines for executive officers are discussed at "Compensation Discussion and Analysis—Elements and Analysis of Direct Compensation—Equity Ownership Guidelines."

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires Plexus' officers and directors, and persons who beneficially own more than 10% of Plexus' common stock, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. These "insiders" are required by SEC regulation to furnish Plexus with copies of all forms they file under Section 16(a).

All publicly-held companies are required to disclose the names of any insiders who fail to make any such filing on a timely basis within the preceding fiscal year, and the number of delinquent filings and transactions, based solely on a review of the copies of the Section 16(a) forms furnished to Plexus, or written representations that no such forms were required. On the basis of filings and representations received by Plexus, Plexus believes that during fiscal 2010 Plexus' insiders have complied with all Section 16(a) filing requirements which were applicable to them.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation and Leadership Development Committee (in this section, the "Committee") of the Plexus board of directors sets general compensation policies for Plexus. The Committee makes decisions with respect to compensation of the Chief Executive Officer and other Plexus executive officers and grants stock options, restricted stock units and other awards. This section discusses the Committee's executive compensation philosophy and decisions on executive compensation.

Plexus provides further detail regarding executive compensation in the tables and other information included in the "Executive Compensation" section of this proxy statement.

Executive Compensation Philosophy, Goals and Process

The Committee's philosophy is to fairly compensate all individuals, including executives, for their contributions to Plexus, appropriately motivate employees to provide value to Plexus' shareholders, and consider the ability of Plexus to fund any compensation decisions, plans or programs. Fair compensation must balance both short-term and long-term considerations and take into consideration competitive forces, best practices, and the performance of Plexus and the individual. Compensation packages should also motivate executives to make decisions and pursue opportunities that are aligned with the interests of our shareholders while not exposing the Company to undue risk. Finally, the Committee considers Plexus' financial condition, the conditions in Plexus' industry and end-markets, and the effects of those conditions on Plexus' sales and profitability in making compensation decisions.

Plexus' executive compensation program is designed to provide a rational, consistent reward system that:

- attracts, motivates and retains the talent needed to lead a strong global organization;
- drives global financial and operational success that creates shareholder value without encouraging inappropriate risk-taking;
- creates an ownership mindset and drives behaviors that improve Plexus' performance and maximize shareholder value; and
- appropriately balances Company performance and individual contribution towards the achievement of success.

For a discussion of the Committee's decision-making process, its use of consultants and the role of Plexus' executive officers and staff, see "Corporate Governance—Board Committees—Compensation and Leadership Development Committee—Overview of the Compensation Decision-Making Process" above in this proxy statement.

Overview of Executive Compensation and Benefits

Plexus uses the following compensation reward components working together to create competitive compensation arrangements for our executive officers:

Reward Component	Purpose
Base Salary	Base salary is intended to provide compensation which is not "at risk"; however, salary levels and subsequent increases are not guaranteed. Our base salaries are designed to offer regular fixed compensation for the fulfillment of the duties and responsibilities associated with the job roles of our executives and employees. They are also important because they present a starting point for considering compensation when we seek to attract and retain talented individuals.

Annual Incentive	Our annual cash incentive compensation plan, the Variable Incentive Compensation Plan (the "VICP"), is designed to reward employees for the achievement of important corporate financial goals. There is also a small component of the VICP that rewards employees for the attainment of individual objectives. The opportunity to earn annual cash incentive payments under the VICP provides a substantial portion of compensation that is at risk and that depends upon the achievement of measurable corporate financial goals and individual objectives. The design of the VICP offers incentives based on our direct performance, as distinguished from equity-based compensation, which is significantly affected by market factors that may be unrelated to our results. We use payouts from the VICP to provide further incentives for our executive officers and employees to achieve these corporate financial goals and individual objectives. Shareholders are being asked to approve an amendment to the 2008 Long-Term Plan, primarily to increase the types of performance criteria that may be used under that plan, so that going forward these annual incentives may be granted under the 2008 Long-Term Plan for executive officers in order to enhance tax deductibility by the Company. The amendment will not otherwise affect this compensation program.
Long-Term Incentives	A substantial part of compensation, which is also at risk, is longer-term equity-based compensation, typically awarded in the form of stock options and restricted stock units ("RSUs"). In addition, our long-term incentives may also include a cash component. Our long-term incentives are designed to tie a major part of our key executives' total compensation opportunities to Plexus' market performance and the long-term enhancement of shareholder value. The 2008 Long-Term Plan and long-term cash awards are also designed to encourage the long-term retention of these executives.
Benefits	The health and well-being of our employees and their families is important to us. Therefore, we provide all of our employees in the United States with various benefits, such as health and life insurance. Offering these benefits also assists the Company in attracting, as well as retaining, executive officers and key personnel.
Retirement Plans	The Company maintains retirement plans to help our employees provide for their retirement on a tax-advantaged basis. Offering retirement plans helps the Company to attract and retain qualified employees, as well as meet competitive conditions. The 401(k) Plan includes a Plexus stock fund as one of its choices to permit employees to maintain Plexus ownership if they wish. The Company also provides a supplemental executive retirement plan under which certain executive officers may elect to defer some or all of their compensation and the Company makes additional contributions on their behalf.
Agreements	Only our Chief Executive Officer has an employment agreement, which is intended to help assure the continuing availability of his services over a period of time and protect the Company from competition post-employment. All executive officers have change in control agreements to help assure that they will not be distracted by personal interests in the case of a potential acquisition of Plexus and to assist in maintaining their continuing loyalty.

Since Plexus has not previously been required to hold, and has not held, shareholder advisory votes on executive compensation, the Committee has not yet had occasion to consider the results of such votes when making its determinations relating to compensation policies and decisions.

Elements and Analysis of Direct Compensation

Overview of Direct Compensation

Plexus uses three primary components of total direct compensation—salary, annual cash incentive payments under the VICP and long-term equity-based awards under the 2008 Long-Term Plan. Each of these components is complementary to the others, addressing different aspects of direct compensation and seeking to motivate employees, including executive officers, in varying ways.

The Committee does not use any specific numerical or percentage test to determine what percentage of direct compensation will be paid in base salary versus the compensation at risk through the VICP or equity-based compensation. However, the Committee believes that a meaningful portion of compensation should be at risk. VICP targets for executive officers other than the CEO ranged from 35% to 50% of base salary in fiscal 2010 with the opportunity to earn a bonus beyond the target if company financial goals were exceeded. In the case of the CEO, the potential target compensation at risk as a percentage of base salary was 100%, reflecting his overall greater responsibility for the Company. Long-term incentives for executive officers are in the form of stock options, which contain an inherent amount of risk since no value is received unless there is an appreciation in stock price, and RSUs and long-term cash awards that vest based on continued service. After determining each element, the Committee also reviews the resulting total compensation to determine that it is reasonable as a whole.

Base salary adjustments and equity awards are generally targeted for implementation in the second quarter of each fiscal year. The Committee believes this timing aligns employee rewards with the Company's processes to evaluate employees' performance and forges a strong link between performance and pay.

The resulting total targeted direct compensation mix used for fiscal 2010 for the Chief Executive Officer and the other executive officers named in the Summary Compensation Table herein (the "named executive officers") is illustrated in the charts below:


CEO
Base Salary 20%
Annual Incentive 20%
Long-Term Incentives 60%
Other Named Executive Officers
Base Salary 32%
Annual Incentive 14%
Long-Term Incentives 54%

Base Salary

Structure. The Company and the Committee review market-based comparisons, peer group analysis and other third-party survey data as reference points for compensation practices as well as sources of comparative information to assist in establishing appropriate base salaries for its executive officers. Through this form of benchmarking, we do not aim for particular numerical or percentage tests as compared to the peer group or the surveys, we generally target base salaries within ranges near market medians of those groups, with adjustments made to reflect individual circumstances. The Committee expects to make determinations of base salary adjustments for our executive officers in December 2010 after it has reviewed and considered the analysis discussed above in "Corporate Governance–Board Committees–Compensation and Leadership Development Committee–Overview of the Compensation Decision-Making Process–Use of Consultants." The effective date of any base salary adjustment for our executive officers is generally targeted for January in order to be aligned with the Company's other U.S. salaried employees.

Factors Considered in Determining Base Salary. Prior to establishing base salary increases for the CEO and approving salary levels for other executive officers, the Committee takes into consideration various factors. These factors include compensation data from the proxies of our peer group, salary increase trends for executive base pay and other information provided in published surveys. An in-depth total rewards analysis, including base salary, is completed annually for each executive position using the peer group and survey data as indicated above. The Committee also considers the individual executive officers' duties and responsibilities and their relative authority within Plexus.

With respect to increases in CEO base salary (as well as other compensation actions that impact our CEO), the Committee uses this input and meets in executive session to discuss appropriate pay positioning and pay mix based on the data gathered. With respect to the other executive officers, the CEO uses similar data and submits his recommendations to the Committee for final determination. The data gathered in the determination process helps the Committee to test for fairness, reasonableness and competitiveness. However, taking into account the compensation policies and goals and a holistic approach to executive compensation packages, the Committee's final determination may incorporate the subjective judgments of its members as well.

Executive officer base salary increases may include the following two components:

- Competitive Adjustments. If executive officer salaries fall below the competitive median range when we compare them to our peer group and survey data, we consider increasing the salaries to a more competitive level. In some cases these competitive adjustments may take place over a multi-year period and may depend on individual performance.

- Merit Increases. If executive officer salaries are found to be at an appropriate level when we compare them to the peer group and general industry survey data for the position, then a separate merit increase may be provided based on individual performance, if appropriate.

2010 Base Salary Adjustments. Base salary adjustments for fiscal 2010 were approved by the Committee in December 2009. For fiscal 2010, the Committee approved a base salary adjustment of $25,000 for the CEO, a 3.3% increase from his fiscal 2009 base salary. As a result of such adjustment, our CEO's salary is near the 50th percentile of peer group and market comparisons, which the Committee believed to be appropriate, particularly in view of the Company's strong financial performance. Our CEO's base salary is higher than that of other executive officers because of his more extensive and challenging duties and responsibilities.

Increases for the other executive officers varied from 3.3% to 11.1% and reflected the factors discussed above; the smaller adjustments reflected merit increases for performance over the past year when salaries were otherwise in line with the market while larger increases represented a combination of competitive adjustments and merit increases. The increases for Messrs. Buseman, Kelsey and Lim were larger than those of the other executive officers in order to reflect new responsibilities undertaken by these individuals and the greater competitive gap between their salaries and the mid-range of peer group and market comparisons reviewed by the Committee. In addition, the compensation and benefits package of Mr. Lim also reflects regional survey data of the Asian markets. Other variations between the executive officers reflect competitive conditions and the Committee's view of the executive officers' duties, responsibilities and performance. Presented below are the fiscal 2010 base salaries and percentage increases as compared to fiscal 2009 for our named executive officers:

Executive Officer	Fiscal 2010 Base Salary	Percentage Increase Compared to Fiscal 2009
Mr. Foate	$775,000	3.3%
Ms. Jones	$355,000	6.0%
Mr. Buseman	$330,000	10.0%
Mr. Kelsey	$300,000	11.1%
Mr. Lim	$295,000	10.2%

Annual Incentive

Plan Structure. The VICP provides annual cash incentives to approximately 3,000 participants, including our CEO and other executive officers. The award opportunity levels for each participant are expressed as a percentage of base salary. For example, in fiscal 2010 the targeted award opportunity for the CEO was 100% of base salary, and the targeted award opportunities for other executive officers varied from 35% to 50% of base salaries; the award opportunities for non-executive officer participants varied from 3% to 45% of base salaries. Our CEO and other executive officers also have the opportunity to earn above their targeted award opportunities based on the achievement of corporate financial goals. Higher levels of duties and responsibilities within Plexus lead to higher bonus opportunities under the VICP because the Committee believes that the higher ranking the position, the more influence the individual can have on corporate performance. In addition, market information indicates that competitive factors make relatively higher reward possibilities important for those positions. For each executive officer, 80% of the targeted award is keyed to the corporate financial goals; the remaining 20% of the targeted award is keyed to the achievement of individual objectives. The table below lists the fiscal 2010 targeted VICP award opportunities for the named executive officers, expressed as a percentage of base salary:

Executive Officer	Fiscal 2010 Targeted Award as a Percentage of Base Salary
Mr. Foate	100%
Ms. Jones	50%
Mr. Buseman	50%
Mr. Kelsey	50%
Mr. Lim	40%

The VICP provides for payments relating to corporate financial goals both below and over the targeted awards by establishing specific "threshold levels" of corporate performance at which payments begin to be earned and "full opportunity levels" (formerly referred to as "maximum levels") beyond which no further payment is earned. The payout at the "full opportunity level," which is based solely on achieving the corporate financial goals, is 180% of the targeted award for the CEO and the other executive officers.

Under the VICP, the Committee has the authority to adjust results, for example, to reflect acquisitions or unusual gains or charges. No such discretion was used by the Committee in fiscal 2010.

At the 2011 annual meeting, we are asking shareholders to approve an amendment to the 2008 Long-Term Plan, primarily to increase the types of performance criteria that may be used under that plan, so that going forward these annual incentives may be granted under the 2008 Long-Term Plan for executive officers in order to enhance tax deductibility by the Company. The amendment will not otherwise affect this compensation program. For more information, please see, "Approval of the Amendment to, and Restatement of, the 2008 Long-Term Incentive Plan," below.

2010 Plan Design – Company Goals. The specific corporate financial goals for fiscal 2010, each of which stood independently of the other with regard to award opportunities, were revenue and return on capital employed ("ROCE"). The goals were chosen because they aligned performance-based compensation to the key financial metrics that the Company used internally to measure its ongoing performance and that it used in its financial plans. Our fiscal 2010 targets for these goals were set as part of the annual financial planning process. For each of the corporate financial goals, we also established specific "threshold" and "full opportunity" levels of achievement as part of that process.

For the purposes of the VICP, ROCE is defined as annual operating income before taxes excluding unusual charges and equity-based compensation costs divided by the five-point quarterly average of Capital Employed during the year. Capital Employed is defined as equity plus debt less cash, cash equivalents and short-term investments. The Company excludes equity-based compensation costs because such costs can influence results due to external market factors. Additionally, ROCE is calculated excluding the impact of any restructuring and/or non-recurring charges because these factors do not reflect the operating performance of the Company, which the VICP is intended to reward.

No award is paid for any component of the VICP if Plexus incurs a net loss for the fiscal year (excluding non-recurring or restructuring charges and equity-based compensation costs). Awards for performance between the "threshold" level and "target" level are calculated by straight-line interpolation, as are awards between the "target" level and the "full opportunity" level.

For fiscal 2010, in accordance with Plexus' strategic plan, the Committee set both revenue growth and ROCE targets at aggressive, yet achievable levels to incent growth, but also to deter undue risk-taking. The 2010 revenue target represented approximately 10% growth over fiscal 2009 revenue and the 2010 ROCE target was set approximately 1.6 percentage points above the level achieved in fiscal 2009; the Committee felt these targets were challenging, but achievable, based on industry conditions and Plexus' financial plan. The threshold level for revenue represented approximately 4.0% growth over fiscal 2009 revenue and, to help assure that revenue growth would continue to result in shareholder value, the threshold level for ROCE was set slightly above the level achieved in fiscal 2009. The full opportunity level for each metric was considered a significant stretch over target and difficult to achieve; the full opportunity level for revenue represented 15.0% growth over fiscal 2009 revenue, and the full opportunity level for ROCE required improvement to 18.5%, 2.8 percentage points above fiscal 2009 performance. At the full opportunity level, the Committee changed its previous payout formula to a new approach that equally weighted revenue and ROCE in order to emphasize growth and the profitability of that growth.

The following table sets forth the fiscal 2010 financial targets and potential VICP payout amounts (as a percent of targeted VICP bonus) for the named executive officers, at the threshold, targeted and full opportunity performance levels. In accordance with the VICP, the ROCE targets excluded the impacts of restructuring charges and equity-based compensation costs.

	Threshold		**Target**		**Full Opportunity**	
Component	**Goal**	**Payout**	**Goal**	**Payout**	**Goal**	**Payout**
Revenue (in millions)	$1,682	0%	$1,778	40%	$1,860	90%
ROCE	16.00%	0%	17.25%	40%	18.50%	90%
Individual Objectives		up to 20%		up to 20%		up to 20%
Total Potential Incentive = Revenue + ROCE + Individual Objectives		up to 20%		up to 100%		up to 200%

In fiscal 2010, revenue was $2,013 million and ROCE was 21.6%. Therefore, Plexus exceeded the full opportunity levels for both revenue and ROCE and paid awards to executive officers and other employees based on those two components. Total payments based on revenue and ROCE represented 180.0% versus the target of 80% for corporate financial performance. Plexus' actual performance in fiscal 2010 as compared to these targets is illustrated by the following graph:



21.6%
18.5%
17.3%
16.0%
$2,013
$1,860
$1,778
$1,682
Revenue
ROCE
Threshold
Target
Full Opportunity
Fiscal 2010 Actual

2010 Plan Design – Individual Objectives. Individual participants typically set several individual objectives for the plan year, which are developed with, reviewed by and approved by the participant's manager. Some of the individual objectives are shared by multiple executives when they team to focus on an objective. Attainment of the individual objectives represents 20% of the potential targeted VICP award. The Committee determines and approves the individual objectives established for the CEO. The Committee also reviews and approves, with input from the CEO, the individual objectives established for the other executive officers. The Committee's assessment of all executive officers' individual objectives is based on their likely impact on the achievement of the annual financial plan and other longer-term strategic priorities, their effect on shareholder value and their alignment with one another.

Achievement of individual objectives, for which there was a potential payout equivalent to 20% of the "targeted" bonus award, varied among the named executive officers from 93.4% to 94.6% of the individual's potential payout for personal objectives, with the CEO achieving 94.2%. These percentages were based upon the Committee's determination of the degree to which the executive achieved his or her objectives. The CEO provided the Committee with an assessment of the performance of all of the executive officers other than himself and recommended resultant bonus levels based on the achievement by each executive officer of his or her individual objectives.

The following are summaries of the individual objectives for our named executive officers in fiscal 2010:

- Dean A. Foate: Mr. Foate's individual objectives related to: designing strategies to support global expansion; refining the Company's branding strategy to more effectively communicate Plexus' value proposition in the marketplace; developing processes to evaluate employee performance; and redesigning the Company's processes for effectively deploying Company strategies and initiatives to the larger workforce.

- Ginger M. Jones: Ms. Jones' individual objectives related to: designing strategies to support global expansion; establishing a governance framework for identifying, assessing and managing enterprise risk; refining the Company's branding strategy to more effectively communicate Plexus' value proposition in the marketplace; designing strategies for the continued development and deployment of a global information technology ("IT") platform; creating a process for effectively managing the Company's operating costs in light of the overall business model; developing processes to enhance trade and government contracting compliance effectiveness; refining internal forecasting processes; and optimizing the Company's overall cash cycle and improving return on invested capital.

- Michael D. Buseman: Mr. Buseman's individual objectives related to: designing strategies to support global expansion; developing and implementing strategies to differentiate the Company in the marketplace through the expansion of service capabilities; creating an internal decision-making process to evaluate, deploy and track strategic investments; designing strategies for the continued development and deployment of a global IT platform; optimizing the Company's overall cash cycle and improving return on invested capital; developing strategies and processes for the effective integration of customer management, manufacturing and engineering operations; developing strategies and procedures to ensure efficient and effective costing processes; developing processes to enhance trade and government contracting compliance effectiveness; and implementing cost reduction strategies to improve ROCE.

- Todd P. Kelsey: Mr. Kelsey's individual objectives related to: designing strategies to support global expansion; developing and implementing strategies to more effectively introduce new service offerings; developing processes to evaluate employee performance; establishing a governance framework for identifying, assessing and managing enterprise risk; designing strategies for the continued development and deployment of a global IT platform; optimizing the Company's overall cash cycle and improving return on invested capital; developing strategies and processes for the effective integration of customer management, manufacturing, and engineering operations; developing strategies and procedures to ensure efficient and effective costing processes; developing processes to enhance trade and government contracting compliance effectiveness; and implementing cost reduction strategies to improve ROCE.

- Yong Jin Lim: Mr. Lim's individual objectives related to: supporting the expansion of operations in Asia; developing strategies and processes for the effective integration of customer management, manufacturing, and engineering operations; establishing a governance framework for identifying, assessing and managing enterprise risk; designing strategies for the continued development and deployment of a global IT platform; implementing cost reduction strategies to improve ROCE; developing processes to evaluate organizational effectiveness and leadership talent; developing and implementing strategies to more effectively introduce new products; and redesigning the Company's processes for effectively deploying Company strategies and initiatives to the larger workforce.

Long-Term Incentives

Plan Structure. Total compensation, consistent with practices in our industry, places a particular emphasis on equity based compensation. The shareholder-approved 2008 Long-Term Plan allows for various award types, including options, SARs, restricted stock, RSUs, and performance awards (payable in cash and/or equity). Those awards are intended to provide incentives to enhance corporate performance as well as to further align the interests of our executive officers with those of our shareholders. The Committee's policy is to not "back-date" equity grants and no equity grant was "back-dated" in fiscal 2010. The reported values of the long-term incentive opportunities under equity plans can vary significantly from year to year as a percentage of total direct compensation because they are determined by valuing the equity based awards on the same basis that we use for financial statement purposes; that value depends significantly on our stock price and its volatility at the time of the awards. Going forward, the Committee intends to continue using a combination of stock options, RSUs and long-term cash awards.

The Committee's long-term incentive strategy allows for use of a portfolio approach when granting awards. The Committee intends that each element of the portfolio addresses a different aspect of long-term incentive compensation, as set forth below:

- Stock options provide rewards based upon the appreciation in value to shareholders as measured by the increase in our share price.

- RSUs provide an interest in the value of the Company's shares, because, even though they vest over time, they provide recipients with a certain equity interest, assuming continued employment. RSUs further align executives' interests with the interests of shareholders and provide a long-term ownership mentality as well as motivation to succeed in the long-term because the value of RSUs does not solely depend upon increases in the market price of our shares, which may occur over a short period of time.

- Long-term cash awards serve as a stable retention incentive of a known value. We believe that a cash-based long term award can increase retained share ownership and reduce dilution to shareholders because the receipt of cash may make executives less likely to liquidate Company shares.

- For non-executives and key employees who are eligible for equity awards, Plexus uses a distribution weighted toward stock-settled stock appreciation rights ("SARs"). Stock-settled SARs provide rewards based upon the appreciation in value to shareholders as measured by the increase in our share price; the Committee uses stock-settled SARs rather than options for non-executives and key employees because stock-settled SARs do not require a cash outlay on exercise and promote employee share ownership. Stock-settled SARs also allow the Committee to preserve shares available under the plan and minimizes dilution.

The allocation formulas used in fiscal 2010 for executive officers and other non-executive employees receiving equity grants are illustrated in the charts below:


Executive Officers
Senior Non-Executive Employees
Other Non-Executive Employees
Long-Term Cash 15%
RSUs 25%
Options 60%
RSUs 30%
Stock-settled SARs 70%
Stock-settled SARs 100%

Annual Award Determination Process. The Committee determines the entire value of each grant based on the duties, responsibilities and performance of the award recipient. Pursuant to its portfolio approach, the Committee then distributes the entire value of each grant to each officer among three types of awards—options, RSUs and long-term cash — as shown above. The awards are valued at their Black-Scholes fair-market value when making these determinations. For current executive officers, the Committee uses a distribution formula weighted toward stock options, so as to particularly promote increasing shareholder value.

- Option/SARs Pool Determination. Each year the Committee is presented a recommended total pool of options and stock-settled SARs to be awarded to eligible participants. The Committee reviews the estimated cost of the pool, as well as the recommended grant guidelines; the Committee uses a relatively constant pool size because it wishes to control the expense to the Company and manage dilution to shareholders. The options and stock-settled SARs granted to executive officers and employees in fiscal 2010 were for a total of 573,066 shares. That amount excludes options for 30,000 shares awarded to the non-employee directors.

- Option/SARs Pool Allocation. The Committee determines the grants for the CEO and other executive officers. Those awards are developed by considering the total pool of options to be awarded, which is recommended by management, subject to the Committee's review and approval. The Committee chooses a grant size that balances the need to provide fair compensation with the desire to keep related compensation expense relatively stable from period to period and to manage shareholder dilution. The numbers granted to each executive officer primarily vary according to the executive officers' duties and responsibilities within the Company and also include a review of performance. Those in positions with more responsibility tend to receive more options to reflect their role in the Company and the market comparisons for their compensation. Also, as discussed above, for the CEO, the Committee uses the vested and unvested equity information, as well as the accumulated value analysis, to balance the level of existing awards with the desire to reward performance and to provide retention incentives. The CEO provides the Committee with initial recommendations as to the number of options to be granted to each executive officer other than himself. The remaining pool, which is comprised of stock-settled SARs and RSUs, is then allocated to high-performing key employees based upon recommendations by executive officers in accordance with a grant range grid, which assigns a range of stock-settled SARs grant sizes to each employee responsibility level. For fiscal 2010, options for 82,000 shares were granted to the CEO, and options for 129,500 shares were granted to the other executive officers as a group.

- RSU and Long-Term Cash Award Determinations. Once the Committee determines the levels of options to award, it then grants RSUs and long-term cash awards in accordance with the formulas discussed above, in order to effectively balance the motivations provided by the different types of awards. A similar process occurs for those receiving stock-settled SARs. In fiscal 2010, 99,405 RSUs were granted to executive officers and other non-executive employees through annual grants, along with $914,850 in long-term cash awards.

Basis for Determination of Timing of Grants. The Committee makes quarterly stock option and stock-settled SARs grants rather than annual grants due to the volatility of the stock market and of Plexus' stock in particular. Granting stock options and SARs all on one date in the year can make the strike price, its related expense, and the opportunity it represents to employees vary significantly in ways that do not necessarily reflect long-term performance of Plexus stock.

The Committee's formula to support the quarterly grant strategy states that the grant dates will occur three days subsequent to the release of quarterly earnings, not including the day of the release. The Committee uses future dates, as is permitted by the 2008 Long-Term Plan, because that minimizes the opportunity to choose a date based upon market performance known or knowable at the time of determination. The 2008 Long-Term Plan provides that the exercise price of a stock option is not permitted to be less than the fair market value on the stock option grant date. New hire option and stock-settled SAR grant levels are determined at or around the time of hire, and commence on the next quarterly grant date following the date of hire.

Grants of RSUs are generally made once a year during the fiscal second quarter. The Committee did not make any special retention-related grants of RSUs in fiscal 2010; the Committee believed that the fiscal 2009 retention-related grants of RSUs had their intended retention effect and, therefore, no additional special grants were necessary. In fiscal 2010, grants of long-term cash awards were also made in the fiscal second quarter, though such awards (if granted) need not be granted on the same schedule as RSUs.

2010 Awards. Based on the Committee's long-term incentive strategy as well as individual responsibility and performance considerations, and reflecting all of the grants discussed above, in fiscal 2010, the Committee made total grants of options, RSUs and long-term cash to the named executive officers as follows:

Executive Officer	Options (#)	RSUs (#)	Long-Term Cash ($)
Mr. Foate	82,000	20,500	$350,550
Ms. Jones	20,000	5,000	85,500
Mr. Buseman	23,750	6,250	106,875
Mr. Kelsey	23,750	6,250	106,875
Mr. Lim	20,000	5,000	85,500

Options vest in two annual increments and grants of RSUs and long-term cash awards vest on the third anniversary of the grant, all subject to early vesting on a change in control.

Equity Ownership Guidelines. To complement the 2008 Long-Term Plan's goal of increasing the alignment between the interests of management and shareholders, the Committee adopted executive stock ownership guidelines. These guidelines require our CEO to own Plexus stock with a market value equal to at least three times his annual base salary; executive officers other than our CEO, including the named executive officers in the "Summary Compensation Table" below, are required to own, at a minimum, Plexus stock with a market value equal to one times their annual base salary. There is no specific time requirement to meet these guidelines. However, an executive officer is generally not permitted to sell Plexus shares that were acquired or awarded while an executive officer until the ownership requirement is met; there are exceptions, including financing the exercise of stock options when the shares will be held or with prior approval under special circumstances. All officers are in compliance with the procedural requirements of the guidelines, while four of the officers, including our CEO, have met the ultimate ownership amounts required by the guidelines.

Clawback Policy. The board of directors adopted the Plexus Corp. Executive Compensation Clawback Policy, effective November 2010. Pursuant to the policy, in the event of a material restatement of the Company's financial results as a result of significant non-compliance with financial reporting requirements, the Committee will review incentive compensation that was paid to the Company's executive officers under the VICP (or any successor plan thereto) based solely on the achievement of specific corporate financial goals ("covered compensation") during the period of the restatement. If any covered compensation would have been lower had the covered compensation been calculated based on the Company's restated financial results, the Committee will, as and to the extent it deems appropriate, recoup any portion of covered compensation paid in excess of what would have been paid based on the restated financial results. The Committee may seek the recovery of covered compensation for up to three years preceding the date on which the Company is required to restate its financial results.

This policy applies in addition to any right of recoupment against the Company's Chief Executive Officer and Chief Financial Officer pursuant to the Sarbanes-Oxley Act of 2002. The policy does not apply in any situation where a restatement is not the result of significant non-compliance with financial reporting requirements, such as any restatement due to a change in applicable accounting rules, standards or interpretations, a change in segment designations or the discontinuance of an operation.

Elements and Analysis of Other Compensation

In addition to direct compensation, Plexus uses several other types of compensation, some of which are not subject to annual Committee action. These include benefits, retirement plans and employment or change in control agreements. These are intended to supplement the previously described compensation methodologies by focusing on long-term employee security and retention. Certain of these plans allow employees to acquire Plexus stock.

Benefits

Structure. We generally provide health and welfare benefits to our executive officers on the same basis as other salaried employees in the United States, although some benefit programs, as discussed elsewhere, are specifically targeted to our executive officers' specific circumstances. Consistent with competitive practice, the Committee approves certain perquisites and other benefits for our CEO and the other executive officers in addition to those received by all U.S. salaried employees. The other benefits for certain of our executive officers are: a flexible perquisite benefit valued at up to $15,000 per calendar year, which amount is not grossed up for taxes (prior to January 1, 2010, the amount of the benefit was $10,000 per calendar year and was grossed up for taxes), to be used for miscellaneous expenses such as personal financial planning, spouse travel costs in connection with business-related travel, club memberships and/or tax and estate advice; a company car; and additional life and disability insurance due to the dollar limits of the Company's disability insurance policies. As a result of local law and custom, different but comparable insurance programs and other benefits may apply to personnel, including Mr. Lim, who are located in countries outside of the United States.

Retirement Planning - 401(k) Plan

Structure. The 401(k) Plan, which is available to substantially all U.S. salaried employees, allows employees to defer a portion of their annual salaries into their personal accounts maintained under the 401(k) Plan. In addition, Plexus matches a portion of each employee's contributions, up to a maximum of $9,800 per calendar year. Employees have a choice of investment alternatives, including a Plexus stock fund, in which to invest those funds.

Retirement Planning - Supplemental Executive Retirement Plan

Structure. As a consequence of Internal Revenue Code limitations on compensation which may be attributed to tax qualified retirement plans (such as the 401(k) Plan), we have also developed a supplemental executive retirement plan for our executive officers to address their particular circumstances and promote long term loyalty to Plexus until retirement. Plexus' supplemental executive retirement plan (the "SERP") is a deferred compensation plan which allows participants to defer taxes on current income. During fiscal 2000, the Committee established the current SERP arrangement. Under this plan, executive officers (other than Mr. Lim), may elect to defer some or all of their compensation. Plexus may also make discretionary contributions. Additionally, Plexus has purchased Company-owned life insurance on the lives of certain executives to meet the economic commitments associated with this plan. The plan allows investment of deferred compensation amounts on behalf of the participants into individual accounts and within these accounts, into one or more designated mutual funds or investments. These investment choices do not include Plexus stock. Deferred amounts and any earnings which may be credited become payable upon termination, retirement from Plexus, or in accordance with the executive's individual deferral election.

All executive officers, other than Mr. Lim, participate in this program. Additionally, the Company can credit a participant's account with a discretionary employer contribution. Any employer contributions to the SERP require Board approval. The SERP provides a vehicle for the Company to restore the lost deferral and matching opportunity caused by tax regulation limitations on such deferrals and matched contributions for highly compensated individuals; the Committee believes these limitations make supplemental retirement plans common practice in general industry. The Committee also believes that further retirement compensation through the SERP is appropriate to meet the market for executive compensation and to provide a stronger incentive for executives to remain with Plexus through retirement.

Fiscal 2010 Plan Activity.

- Contribution Formula. Under a funding plan adopted by the Committee in fiscal 2006, the SERP provides for an annual discretionary contribution of the greater of (a) 7% of the executive's total targeted cash compensation, minus Plexus' permitted contributions to the executive officer's account in the 401(k) Plan, or (b) $13,500. Total targeted cash compensation is defined as base salary plus the targeted annual incentive plan bonus at the time of the Company's contribution. The Committee adopted this approach for discretionary contributions to reflect competitive practices based on the research, analysis and recommendations of Towers Watson, its compensation consultant for that program. In fiscal 2008, Towers Watson (formerly known as Watson Wyatt) conducted a competitive analysis of the contribution formula and it was found to be reasonable and competitive.

- Employer Contributions. For fiscal 2010, the total employer contributions to the SERP accounts was $233,434 for all participants as a group, including $96,894 for the CEO. See footnote 4 to the "Summary Compensation Table."

- Special Contribution. The SERP also allows the Committee to make discretionary contributions over and above the annual contribution noted above. In fiscal 2010, the Committee did not make any such contributions to any of the executive officers, including the named executive officers.

Fiscal 2011 Payment Schedule. The annual contribution made by the Company will be paid throughout the year on a bi-weekly basis. This schedule allows for dollar cost averaging and spreads the expense of the contribution across the fiscal year. If necessary, a true-up payment will be made at the end of the fiscal year so that the Company contribution will equal the greater of (a) 7% of the executive's total targeted cash compensation, minus Plexus' permitted contributions to the executive officer's account in the 401(k) Plan, or (b) $13,500.

Foreign Retirement Arrangements

Since Mr. Lim is not a United States resident, he does not participate in the SERP or the 401(k) Plan. Rather, he participates in the Employees Provident Fund which is mandated by Malaysian law. Under law, minimum contributions of 12% of an employee's wages (salary plus bonus) are required to be made by an employer; Plexus chose to make a contribution of 17% in fiscal 2010 in Mr. Lim's case since it is Plexus' practice in Malaysia to make higher contributions than the statutory minimum for personnel with relatively high levels of seniority and responsibility.

Employment and Change in Control Agreements

Structure. We do not generally have employment agreements with our executive officers; however, Plexus does maintain an employment agreement with our Chief Executive Officer in order to recognize the importance of his position, to help assure Plexus of continuing availability of Mr. Foate's services over a period of time, and to protect the Company from competition post-employment. All executive officers and certain other key employees have change in control agreements (with the exception of Mr. Foate, who has change in control provisions as part of his employment agreement), to both help assure that executive officers will not be distracted by personal interests in the case of a potential acquisition of Plexus as well as to maintain their continuing loyalty. We also believe that competitive factors require us to provide these protections to attract and retain talented executive officers and key employees.

Mr. Foate's employment agreement is described below in "Executive Compensation – Employment Agreements and Potential Payments Upon Termination or Change in Control – Mr. Foate's Employment Agreement." The change in control agreements with our executive officers (with the exception of Mr. Foate) are described below in "Executive Compensation – Employment Agreements and Potential Payments upon Termination or Change in Control – Change in Control Arrangements." Please refer to those discussions for a further explanation of those agreements.

Determination of Benefit Levels. In general, the change in control agreements with executive officers provide that, upon termination in the event of a change in control, executive officers will receive compensation equaling three times annual salary plus targeted bonus, a continuation of health and retirement benefits for that period, and a gross-up payment for excise taxes. In addition, under the 2008 Long-Term Plan and its predecessor, the 2005 Equity Incentive Plan (the "2005 Equity Plan"), upon a change in control, all unvested awards will automatically vest for all award holders. Certain other key employees also have change in control agreements on substantially the same terms, although generally with only one or two years' of coverage. In determining which employees should have change in control agreements, the Committee utilizes its guidelines, which focus on position, classification code, responsibilities and compensation level in order to minimize subjectivity.

The Committee originally set these benefit levels in 2008, when the agreements were updated and revised, and reviews them annually. It is the Committee's view that the level of benefits, combined with the "double trigger" requiring both a change in control and a termination of employment, provides an appropriate balancing of the interests of the Company, its shareholders and its executives. Benefit levels, particularly the use of a measurement of up to three-times salary and a gross-up for excise taxes, are believed to be both in line with competitive standards and Plexus' overall compensation policy and level of other benefits, as well as necessary and appropriate to attract and retain executive talent, particularly since most executives do not have an employment agreement. The Committee believes it is general market practice to provide that unvested awards will vest on a change in control, which is the case under the 2008 Long-Term Plan and the 2005 Equity Plan, as approved by Plexus' shareholders. Therefore, offering a package that is consistent with market practices, is appropriate to help motivate executives to focus on the Company's shareholders, even when the circumstance might jeopardize their employment. The Committee also intends that the potential expense of the agreements is reasonable as compared to total enterprise value. The Committee estimated that the agreements represented approximately 3.0% of the average of fiscal 2007 and fiscal 2006 total enterprise value at the time they were adopted; potential expense was estimated at 2.6% of fiscal 2010 total enterprise value as of the date of the Committee's most recent determination. As noted above, the agreements contain a "double trigger," which provides that benefits would only be paid to the executive officers in the event of a substantial impact upon their employment and compensation.

The Committee periodically reviews the scope and context of the change in control agreements. The Committee continues to believe, as noted above, that the change in control agreements will help motivate the executive officers to respond appropriately, for the benefit of the Company and its shareholders, in the case of a proposed acquisition of the Company which they might perceive would jeopardize their employment.

Tax Aspects of Executive Compensation

The Committee generally attempts to preserve the tax deductibility under the Internal Revenue Code (the "Code") of all executive compensation. However, at times and under certain circumstances, it believes that it is more important to provide appropriate incentives irrespective of tax consequences.

Section 162(m) of the Code generally limits the corporate tax deduction for compensation paid to the executive officers that is not "performance-based" to $1 million annually per executive officer. Plexus has taken action with respect to the provisions of Section 162(m) so that compensation income relating to stock options, SARs, performance-based restricted stock and cash bonuses under the 2008 Long-Term Plan (and predecessor plans) is exempt. Compensation under these shareholder approved plans which is performance-based is generally not subject to the $1 million limitation; however, the grant of restricted shares without performance goals would not be considered to be performance-based and therefore would be subject to the limit along with cash salaries and bonuses. As a result of the shareholders' approval of the 2008 Long-Term Plan (and its predecessor) and the

Purchase Plans, the Committee believes that most compensation income under these plans (other than any awards in the future of restricted stock or RSUs without performance goals, as is the case for the time vested RSUs granted in fiscal 2008, 2009 and 2010) would not be subject to the Code's deduction limitation. However, if such restricted stock awards are made and/or any executive earns a sufficiently high VICP bonus, the covered compensation of some individuals could exceed $1 million and, in those cases, the excess would not currently be tax deductible. In some years, including fiscal 2010, the Company has foregone a portion of its tax deduction as a result of the size of VICP bonuses. To ameliorate these tax consequences in future years, the Company is seeking shareholder approval of the amendment to, and restatement of, the 2008 Long-Term Plan at the 2011 annual meeting. The Committee has no present intention to alter the mix of compensation to executive officers, since the Committee believes the current mix has been beneficial to achieving the Company's goals.

Other provisions of the Code also can affect the decisions which we make. Section 280G of the Code imposes a 20% excise tax upon executive officers who receive "excess" payments upon a change in control of a publicly-held corporation to the extent the payments received by them exceed an amount approximating three times their average annual compensation. The excise tax applies to all payments over one times average annual compensation. Plexus would also lose its tax deduction for "excess" payments. Our change in control agreements provide that benefits under them will be "grossed up" so that we also reimburse the executive officer for these tax consequences. Although these gross-up provisions and loss of deductibility would increase Plexus' tax expense, the Committee believes it is important that the effects of this Code provision not negate the protections which it provides by means of the agreements.

The Code was amended to provide a surtax under Section 409A, relating to various features of deferred compensation arrangements of publicly-held corporations for compensation deferred after December 31, 2004. Section 409A became fully effective on January 1, 2009. We conducted an extensive review of our benefit plans and employment arrangements to help assure they comply with Section 409A and that there are no adverse effects on Plexus or our executive officers as a result of these Code amendments. We made various changes to some of these plans and arrangements to ensure full compliance with the new rules under Section 409A; however, we do not expect these changes to have a material tax or financial consequence on Plexus.

COMPENSATION COMMITTEE REPORT

The duties and responsibilities of the Compensation and Leadership Development Committee of the board of directors are set forth in a written charter adopted by the board, as set forth on the Company's website as described above under "Corporate Governance—Board Committees—Compensation and Leadership Development Committee." The Committee reviews and reassesses this charter annually and recommends any changes to the board for approval.

As part of the exercise of its duties, the Committee has reviewed and discussed with management the above "Compensation Discussion and Analysis" contained in this proxy statement. Based upon that review and those discussions, the Committee recommended to the board of directors that the Compensation Discussion and Analysis be incorporated by reference in Plexus' annual report to shareholders on Form 10-K and included in this proxy statement.

Members of the Compensation and Leadership Development Committee:

Stephen P. Cortinovis, Chair
Peter Kelly
Phil R. Martens*
Michael V. Schrock
Charles M. Strother, MD

* Mr. Martens was appointed to the Committee in early fiscal 2011.

EXECUTIVE COMPENSATION

This section provides further information about the compensation paid to, and other compensatory arrangements with, our executive officers.

SUMMARY COMPENSATION TABLE

The following table sets forth a summary of the compensation which we paid for fiscal 2010 to our Chief Executive Officer, our Chief Financial Officer and the three executive officers who had the highest compensation of our other executive officers (collectively, the "named executive officers"). More detailed information is presented in the other tables and explanations which follow the following table.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)*	Option Awards ($)(3)*	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(4)	Total ($)*
Dean A. Foate *President and Chief Executive Officer*	2010	$766,632	$144,742	$696,980	$1,201,993	$1,382,885	$140,508	$4,333,740
	2009	745,673	147,222	368,898	740,343	0	134,620	2,136,756
	2008	672,981	129,212	652,793	882,829	635,240	115,907	3,088,962
Ginger M. Jones *Vice President and Chief Financial Officer*	2010	349,537	32,654	169,995	293,169	314,654	63,284	1,223,293
	2009	339,529	29,166	476,238	180,572	0	55,343	1,080,848
	2008	302,057	26,899	139,262	188,337	142,519	51,077	850,151
Michael D. Buseman *Senior Vice President, Global Manufacturing Operations (5)*	2010	320,538	30,100	212,494	351,945	289,731	59,083	1,263,891
	2009	303,654	26,467	604,993	180,572	0	59,373	1,175,059
Todd P. Kelsey *Senior Vice President, Global Customer Services (6)*	2010	291,807	27,616	212,494	351,945	262,731	51,828	1,198,421
Yong Jin Lim *Regional President – Plexus APAC*	2010	301,413	22,642	169,995	293,169	217,018	89,768	1,094,005
	2009	267,708	18,510	476,238	180,572	0	99,141	1,042,169
	2008	239,371	16,852	104,447	141,253	90,383	76,075	668,381

* Pursuant to new SEC rules, the amounts in the "Stock Awards" and "Option Awards" columns for fiscal 2009 and 2008 have been revised from the Company's prior proxy statements to reflect the aggregate grant date fair value computed in accordance with Accounting Standards Codification Topic 718 ("ASC 718"). The "Total" column has been updated accordingly.

(1) Includes amounts voluntarily deferred by the named persons under the Plexus Corp. 401(k) Savings Plan (the "401(k) Plan") and the Plexus supplemental executive retirement plan (the "SERP"). The amounts deferred under the SERP are also included in the "Executive Contributions in Last FY" column of the "Nonqualified Deferred Compensation" table below.

(2) Both the "Bonus" and the "Non-Equity Incentive Plan Compensation" columns represent amounts that were earned during fiscal 2010, fiscal 2009 and fiscal 2008, respectively, under our Variable Incentive Compensation Plan ("VICP"). Under the VICP, annual bonuses for executive officers are determined by a combination of the degree to which Plexus achieves specific pre-set corporate financial goals during the fiscal year and individual objectives. To the extent a payment was based on individual objectives, it is in the "Bonus" column. To the extent that the bonus resulted from corporate financial performance, that portion of the bonus is included under the "Non-Equity Incentive Plan Compensation" column. We include more information about the VICP under "Grants of Plan-Based Awards" below. The amounts shown in the "2010" row were earned in fiscal 2010 but will be paid in fiscal 2011, the amounts shown in the "2009" row were earned in fiscal 2009 and were paid in fiscal 2010, and the amounts shown in the "2008" row were earned in fiscal 2008 and were paid in 2009.

(3) This column represents the grant date fair value computed in accordance with ASC 718 of stock and option awards granted in fiscal 2010, fiscal 2009 and fiscal 2008 under the 2008 Long-Term Plan and the 2005 Equity Plan, which are explained further below under "Grants of Plan-Based Awards." These awards are not subject to performance conditions. Generally accepted accounting principles ("GAAP") require us to recognize compensation expense for stock options and other stock-related awards granted to our employees and directors based on the estimated fair value of the equity instrument at the time of grant. Compensation expense is recognized over the vesting period. The assumptions which we used to determine the valuation of the awards are discussed in footnote 11 to our consolidated financial statements. Please also see the "Grants of Plan-Based Awards" table below for further information about the stock and option awards granted in fiscal 2010, and the "Outstanding Equity Awards at Fiscal Year End" table below relating to all outstanding option awards at the end of fiscal 2010.

(4) The amounts listed under the column entitled "All Other Compensation" in the table include Company contributions to the 401(k) Plan and the SERP (for Mr. Lim, this represents the Company's contribution to the Malaysian Employees Provident Fund), reimbursement made by Plexus under its executive flexible perquisite benefit, the value of the company car provided to the executive, and additional life and disability insurance coverage for Mr. Foate and Mr. Lim. Per person detail is listed in the table below:

	Year	Company Matching Contribution to 401(k) Plan	Company Contribution to SERP	Executive Flexible Perquisite Benefit	Value of Company Car	Additional Life and Disability Insurance	Total
Mr. Foate	2010	$9,800	$96,894	$12,482	$10,936	$10,396	$140,508
	2009	6,125	98,875	17,219	2,101	10,300	134,620
	2008	5,750	88,750	9,706	2,356	9,345	115,907
Ms. Jones	2010	10,111	27,341	14,294	10,515	1,023	63,284
	2009	8,761	29,050	13,302	3,311	919	55,343
	2008	1,934	30,325	17,855	963	--	51,077
Mr. Buseman	2010	8,423	24,489	15,002	10,242	927	59,083
	2009	5,414	25,375	16,931	10,861	792	59,373
Mr. Kelsey	2010	10,660	21,397	8,728	10,284	759	51,828
Mr. Lim	2010	--	57,559	--	18,112	14,097	89,768
	2009	--	66,589	--	17,330	15,222	99,141
	2008	--	43,409	--	17,462	15,204	76,075

In fiscal 2008, fiscal 2009 and essentially all of the first quarter of fiscal 2010, under the executive flexible perquisite benefit, executive officers could be reimbursed for expenses up to $10,000 (plus a gross-up for taxes) in a calendar year for miscellaneous expenses such as personal financial planning, spouse travel costs in connection with business-related travel, club memberships and/or tax and estate advice. Beginning January 1, 2010, the executive flexible perquisite benefit was valued at up to $15,000 per calendar year, but the gross-up for taxes was eliminated. The amounts in the "Executive Flexible Perquisite Benefit" column above include the reimbursements under that program in the fiscal years listed, including the related tax gross-up amounts; these amounts may exceed the calendar year limits due to the tax gross-up and the difference between the fiscal and calendar year.

(5) The individual listed above was a named executive officer for the first time in fiscal 2009. In accordance with SEC rules, information for fiscal 2008 is not required to be presented.

(6) The individual listed above is a named executive officer for the first time in fiscal 2010. In accordance with SEC rules, information for fiscal 2009 and fiscal 2008 is not required to be presented.

GRANTS OF PLAN-BASED AWARDS
2010

The following table sets forth information about stock and option awards that were granted to the named executive officers in fiscal 2010 under the 2008 Long-Term Plan, as well as information about the *potential* cash bonus awards dependent on quantifiable corporate performance goals which those executive officers could earn for fiscal 2010 performance (to be paid in fiscal 2011) under the VICP and long-term cash awards. As a result of fiscal 2010 corporate performance, bonuses based on these criteria were earned in 2010, as set forth under the "Non-Equity Incentive Compensation" column in the "Summary Compensation Table" above. We provide further information about both potential compensation under the VICP and awards under the 2008 Long-Term Plan in fiscal 2010 in the table below, and additional information about those plans following the table.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards							
Name	Award Type	Grant Date	Threshold ($)(1)	Target ($)(1)	Maximum* ($)(1)	All Other Stock Awards: Number of Shares of Stocks or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/sh) (2)	Closing Market Price on Grant Date ($/sh) (2)	Grant Date Fair Value of Stock and Option Awards ($)
Mr. Foate	VICP*	12/17/09	$1	$614,615	$1,382,885	--	--	--	--	--
	RSUs (3)	01/25/10	--	--	--	20,500 (3)	--	--	--	$696,980
	Long-term cash (4)	01/25/10	--	350,550	--	--	--	--	--	--
	Options	11/02/09	--	--	--	--	20,500	$25.335	$25.20	238,064
		01/25/10	--	--	--	--	20,500	33.999	34.26	320,163
		04/23/10	--	--	--	--	20,500	38.24	37.95	362,528
		07/26/10	--	--	--	--	20,500	30.475	31.04	281,237
Ms. Jones	VICP*	12/17/09	1	139,846	314,654	--	--	--	--	--
	RSUs (3)	01/25/10	--	--	--	5,000 (3)	--	--	--	169,995
	Long-term cash (4)	01/25/10	--	85,500	--	--	--	--	--	--
	Options	11/02/09	--	--	--	--	5,000	25.335	25.20	58,065
		01/25/10	--	--	--	--	5,000	33.999	34.26	78,089
		04/23/10	--	--	--	--	5,000	38.24	37.95	88,422
		07/26/10	--	--	--	--	5,000	30.475	31.04	68,595
Mr. Buseman	VICP*	12/17/09	1	128,769	289,731	--	--	--	--	--
	RSUs (3)	01/25/10	--	--	--	6,250 (3)	--	--	--	212,494
	Long-term cash (4)	01/25/10	--	106,875	--	--	--	--	--	--
	Options	11/02/09	--	--	--	--	5,000	25.335	25.20	58,065
		01/25/10	--	--	--	--	6,250	33.999	34.26	97,611
		04/23/10	--	--	--	--	6,250	38.24	37.95	110,527
		07/26/10	--	--	--	--	6,250	30.475	31.04	85,743
Mr. Kelsey	VICP*	12/17/09	1	116,769	262,731	--	--	--	--	--
	RSUs (3)	01/25/10	--	--	--	6,250 (3)	--	--	--	212,494
	Long-term cash (4)	01/25/10	--	106,875	--	--	--	--	--	--
	Options	11/02/09	--	--	--	--	5,000	25.335	25.20	58,065
		01/25/10	--	--	--	--	6,250	33.999	34.26	97,611
		04/23/10	--	--	--	--	6,250	38.24	37.95	110,527
		07/26/10	--	--	--	--	6,250	30.475	31.04	85,743
Mr. Lim	VICP*	12/17/09	1	96,452	217,018	--	--	--	--	--
	RSUs (3)	01/25/10	--	--	--	5,000 (3)	--	--	--	169,995
	Long-term cash (4)	01/25/10	--	85,500	--	--	--	--	--	--
	Options	11/02/09	--	--	--	--	5,000	25.335	25.20	58,065
		01/25/10	--	--	--	--	5,000	33.999	34.26	78,089
		04/23/10	--	--	--	--	5,000	38.24	37.95	88,422
		07/26/10	--	--	--	--	5,000	30.475	31.04	68,595

* Represents a *potential* bonus payment for fiscal 2010 at various performance levels under the VICP to the extent they would result from corporate performance (amounts in the "Maximum" column correspond to the "full opportunity level" under the VICP); other grants are stock options and restricted stock units ("RSUs") under the 2008 Long-Term Plan, as well as long-term cash awards. Based on Plexus' actual performance in fiscal 2010,

bonuses were earned at the full opportunity level for corporate financial performance, as reflected in the "Summary Compensation Table" and discussed in "Compensation Discussion and Analysis" above.

(1) Amounts in the rows labeled "VICP*" reflect potential bonus payments which would depend upon Plexus meeting corporate financial goals; these exclude potential bonus amounts for individual objectives. The amounts in the "Threshold" column indicate a payment for performance just above the threshold; there is no minimum payment once the threshold has been exceeded. The amounts in the "Target" column of the rows labeled "Long-term cash" represent long-term cash awards.

(2) Options were granted at the average of the high and low trading prices on the date of grant. Under the 2008 Long-Term Plan, fair market value may be determined as the average of the high and low trading prices on the date of grant or as an average for a short period of time prior to the grant. The stock options that were granted in fiscal 2010 under the 2008 Long-Term Plan vest over a two year period, with 50% of the options vesting on the first anniversary of their grant date and the remainder vesting on the second anniversary.

(3) The RSUs vest on January 25, 2013, assuming continued employment. See the discussions below under the caption "2008 Long-Term Plan."

(4) Long-term cash awards vest on January 25, 2013, assuming continued employment. Long-term cash awards were granted to provide a stable retention incentive of a known value and to encourage the retention of the shares received from other awards.

VICP

Under the VICP, our executive officers may earn bonuses which depend in substantial part upon the degree to which Plexus achieves corporate financial goals which are set by our Compensation and Leadership Development Committee (the "Committee") shortly after the beginning of our fiscal year. Each executive officer also may earn a portion of his or her bonus by achieving individual objectives set for that executive officer. The amounts included in the table are potential future payouts under non-equity incentive awards which could be earned pursuant to the corporate financial goals under the VICP. The amounts in the columns represent, respectively, the amount which could be earned in the event minimum results were achieved so as to result in a threshold payment to the executive officer, the amounts which could be received if each performance target was exactly met at the targeted level, and the maximum amount that could be earned under the VICP, which is known as the "full opportunity level." Actual Company performance in fiscal 2010 exceeded the full opportunity level for both revenue and return on capital employed ("ROCE"); thus, bonuses were paid accordingly at the full opportunity level, as reported in the "Non-Equity Incentive Compensation" column in the "Summary Compensation Table" above.

In addition, a portion of each individuals' award could be earned based on individual objectives applicable specifically to that individual. These awards are intended to reflect in each instance an individual's performance which may not be reflected in financial performance for the entire company. The maximum amount that could be earned based on individual performance was $153,654 for Mr. Foate (which would have been 20% of his bonus at the targeted levels) and varied from $24,113 to $34,962 for the other named executive officers (also representing 20%). The actual amounts earned by these persons are included above in the "Bonus" column in the "Summary Compensation Table."

If the amendments described below in "Approval of the Amendment to, and Restatement of, the 2008 Long-Term Incentive Plan" are approved by our shareholders at the 2011 annual meeting, bonuses previously payable to executive officers under this element of the Company's compensation program will be made under the 2008 Long-Term Plan going forward; no other changes will be made to the Company's executive compensation program as a result of these amendments.

2008 Long-Term Plan

Under the 2008 Long-Term Plan, the Committee may grant directors, executive officers and other officers and key employees of Plexus stock options, stock-settled SARs, restricted stock, which may be designated as restricted stock awards or RSUs, unrestricted stock awards, performance stock awards (which may be settled in cash or stock), and cash bonus awards in periodic grants. In fiscal 2007, as a result of the volatility of the stock market, particularly for Plexus stock, the Committee began the practice of making quarterly option grants. This grant schedule facilitates overall compensation planning near the beginning of the fiscal year, as the total target amounts for grants for a year are set at that time. The Committee continues to make quarterly option grants; the specific dates of each grant are determined in advance. Option grants must be at the fair market value of the underlying shares when the grant is made.

The Committee grants RSUs under the 2008 Long-Term Plan. In fiscal 2010, annual grants were made in January 2010, and vest three years from the date of the grant, assuming continued employment. Going forward, the Committee anticipates continuing making grants of RSUs in the second quarter of each fiscal year.

No further grants are being made under the 2005 Equity Plan, the predecessor of the 2008 Long-Term Plan, except, in certain circumstances, to employees in the United Kingdom. Any such grants are subtracted from the shares available for issuance under the 2008 Long-Term Plan.

As noted above, Section 162(m) of the Code generally limits the corporate tax deduction for compensation paid to the executive officers that is not "performance-based" to $1 million annually per executive officer. In order for certain performance-based compensation granted to executive officers under various Plexus compensation programs to generally not be subject to the $1 million limitation, the Company is seeking shareholder approval of amendments to the 2008 Long-Term Plan. Please see "Approval of the Amendment to, and Restatement of, the 2008 Long-Term Incentive Plan" below for more information.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
October 2, 2010

The following table sets forth information about Plexus stock and option awards held by the named executive officers that were outstanding at the end of fiscal 2010.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) (1) Exercisable	Number of Securities Underlying Unexercised Options (#) (1) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (2)
Mr. Foate	10,000	--	23.55	04/06/11		
	100,000	--	25.285	04/22/12		
	45,000	--	14.015	08/14/13		
	75,000	--	15.825	04/28/14		
	75,000	--	12.94	05/18/15		
	100,000	--	42.515	05/17/16		
	37,500	--	21.41	05/17/17		
	37,500	--	23.83	08/01/17		
	18,750	--	30.54	11/05/17		
	18,750	--	22.17	01/28/18		
	18,750	--	24.21	04/28/18		
	18,750	--	29.71	07/29/18		
	10,250	10,250	18.085	10/31/18		
	10,250	10,250	14.625	02/02/19		
	10,250	10,250	20.953	05/04/19		
	10,250	10,250	25.751	08/03/19		
	--	20,500	25.335	11/02/19		
	--	20,500	33.999	01/25/20		
	--	20,500	38.24	04/23/20		
	--	20,500	30.475	07/26/20		
					21,375 (3)	$656,854
					20,398 (4)	626,831
					20,500 (5)	629,965
Ms. Jones	10,000	--	18.185	04/09/17		
	4,000	--	30.54	11/05/17		
	4,000	--	22.17	01/28/18		
	4,000	--	24.21	04/28/18		
	4,000	--	29.71	07/29/18		
	2,500	2,500	18.085	10/31/18		
	2,500	2,500	14.625	02/02/19		
	2,500	2,500	20.953	05/04/19		
	2,500	2,500	25.751	08/03/19		
	--	5,000	25.335	11/02/19		
	--	5,000	33.999	01/25/20		
	--	5,000	38.24	04/23/20		
	--	5,000	30.475	07/26/20		
					4,560 (3)	140,129
					4,975 (4)	152,882
					15,000 (6)	460,950
					5,000 (5)	153,650

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) (1) Exercisable	Number of Securities Underlying Unexercised Options (#) (1) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (2)
Mr. Buseman	5,000	--	39.00	05/24/16		
	2,500	--	21.41	05/17/17		
	2,500	--	23.83	08/01/17		
	3,000	--	30.54	11/05/17		
	3,000	--	22.17	01/28/18		
	3,000	--	24.21	04/28/18		
	3,000	--	29.71	07/29/18		
	2,500	2,500	18.085	10/31/18		
	2,500	2,500	14.625	02/02/19		
	2,500	2,500	20.953	05/04/19		
	2,500	2,500	25.751	08/03/19		
	--	5,000	25.335	11/02/19		
	--	6,250	33.999	01/25/20		
	--	6,250	38.24	04/23/20		
	--	6,250	30.475	07/26/20		
					3,420 (3)	105,097
					4,975 (4)	152,882
					20,000 (6)	614,600
					6,250 (5)	192,063
Mr. Kelsey	3,600	--	25.285	04/22/12		
	4,000	--	14.015	08/14/13		
	5,000	--	15.825	04/28/14		
	3,000	--	12.94	05/18/15		
	5,000	--	42.515	05/17/16		
	2,500	--	21.41	05/17/17		
	2,500	--	23.83	08/01/17		
	3,000	--	30.54	11/05/17		
	3,000	--	22.17	01/28/18		
	3,000	--	24.21	04/28/18		
	3,000	--	29.71	07/29/18		
	2,500	2,500	18.085	10/31/18		
	2,500	2,500	14.625	02/02/19		
	2,500	2,500	20.953	05/04/19		
	2,500	2,500	25.751	08/03/19		
	--	5,000	25.335	11/02/19		
	--	6,250	33.999	01/25/20		
	--	6,250	38.24	04/23/20		
	--	6,250	30.475	07/26/20		
					3,420 (3)	105,097
					4,975 (4)	152,882
					20,000 (6)	614,600
					6,250 (5)	192,063

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) (1) Exercisable	Number of Securities Underlying Unexercised Options (#) (1) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (2)
Mr. Lim	5,500	--	12.94	05/18/15		
	7,500	--	42.515	05/17/16		
	2,500	--	21.41	05/17/17		
	2,500	--	23.83	08/01/17		
	3,000	--	30.54	11/05/17		
	3,000	--	22.17	01/28/18		
	3,000	--	24.21	04/28/18		
	3,000	--	29.71	07/29/18		
	2,500	2,500	18.085	10/31/18		
	2,500	2,500	14.625	02/02/19		
	2,500	2,500	20.953	05/04/19		
	2,500	2,500	25.751	08/03/19		
	--	5,000	25.335	11/02/19		
	--	5,000	33.999	01/25/20		
	--	5,000	38.24	04/23/20		
	--	5,000	30.475	07/26/20		
					3,420 (3)	105,097
					4,975 (4)	152,882
					15,000 (6)	460,950
					5,000 (5)	153,650

(1) Option award, under the 2008 Long-Term Plan or its predecessor plan. All options have an exercise price equal to the market price of our common stock on the date of grant. Since 2005, the market price has been determined using the average of the high and low trading prices on the grant date. Prior to that date, the market price was determined by an average of the high and low trading prices over a period of five to ten trading days prior to the grant date. Options granted in fiscal 2005 vested immediately. Options granted in fiscal 2006 (and to Ms. Jones in April 2007) vested one-third on each of the first three anniversaries of the grant date. Options granted in fiscal 2007 and after vest one-half on each of the first two anniversaries of the grant date.

(2) Based on the $30.73 per share closing price of a share of our common stock on October 1, 2010, the last trading day of fiscal 2010.

(3) Consists of RSUs awarded in fiscal 2008 under the 2005 Equity Plan. The RSUs vest on November 5, 2010, based on continued service through that date. See "Compensation Discussion and Analysis—Elements and Analysis of Direct Compensation—Long-Term Incentives" for additional information regarding awards.

(4) Consists of RSUs awarded in fiscal 2009 under the 2008 Long-Term Plan. The RSUs vest on October 31, 2011, based on continued service through that date. See "Compensation Discussion and Analysis—Elements and Analysis of Direct Compensation—Long-Term Incentives" for additional information regarding awards.

(5) Consists of RSUs awarded in fiscal 2010 under the 2008 Long-Term Plan. The RSUs vest on January 25, 2013, based on continued service through that date. See "Compensation Discussion and Analysis—Elements and Analysis of Direct Compensation—Long-Term Incentives" for additional information regarding awards.

(6) Consists of RSUs awarded in fiscal 2009 under the 2008 Long-Term Plan. The RSUs vest on August 3, 2012, based on continued service through that date. See "Compensation Discussion and Analysis—Elements and Analysis of Direct Compensation—Long-Term Incentives" for additional information regarding awards.

OPTION EXERCISES AND STOCK VESTED
2010

The following table sets forth information about the Plexus stock options that were exercised by the named executive officers in fiscal 2010. There were no outstanding awards of restricted stock or similar awards that vested in fiscal 2010.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Mr. Foate	126,144	$2,344,828	--	--
Ms. Jones	--	--	--	--
Mr. Buseman	--	--	--	--
Mr. Kelsey	10,800	112,245	--	--
Mr. Lim	6,000	86,270	--	--

(1) Based on the difference between the exercise price and the sale price on the date of exercise with the exception of shares that were held upon the exercise of options; in such case, the value realized is based on the difference between the exercise price and the average of the high and low trading prices of our stock on the Nasdaq Global Select Stock Market on the date of exercise.

NONQUALIFIED DEFERRED COMPENSATION
2010

Plexus does not maintain any defined benefit pension plans. Plexus' only retirement savings plans are defined contribution plans: the 401(k) Savings Plan (the "401(k) Plan") for all qualifying U.S. employees; and the supplemental executive retirement plan (the "SERP") for executive officers. Because these are defined contribution plans, Plexus' obligations are fixed at the time contributions are made, rather than Plexus being liable for future potential shortfalls in plan assets to cover the fixed benefits that are promised in defined benefit plans.

The 401(k) Plan is open to all U.S. Plexus employees meeting specified service and related requirements. Under the plan, employees may voluntarily contribute up to 75% of their annual compensation, up to a maximum tax code mandated limit of $16,500 ($22,000 if age 50 or older); Plexus will match 100% of the first 4.0% of salary which an employee defers, up to $9,800 in calendar year 2010. There are several investment options available to participants under the 401(k) Plan, including a Plexus stock fund.

Plexus maintains the SERP as an additional deferred compensation mechanism for its executive officers; the individuals covered in fiscal 2010 include Ms. Jones and Messrs. Foate, Buseman and Kelsey. Mr. Lim does not participate because he is not a United States resident. Under the SERP, an executive may elect to defer some or all of his or her compensation through the plan, and Plexus may credit the participant's account with a discretionary employer contribution. Participants are entitled to the payment of deferred amounts and any earnings which may be credited thereon upon termination or retirement from Plexus, subject to the participants' deferral elections and Section 409A of the Code. The plan allows investment of deferred compensation held on behalf of the participants into individual accounts and, within these accounts, into one or more designated mutual funds or investments. These investment choices do not include Plexus stock.

Executive officers' personal voluntary deferrals to the SERP for fiscal year 2010 totaled $14,356, including those by the named executive officers as set forth in the table below. In addition, the plan allows for discretionary Plexus contributions. Since fiscal 2006, discretionary contributions have been the greater of (a) 7% of the executive's total targeted cash compensation, minus Plexus' permitted contributions to the executive officer's account in the 401(k) Plan, or (b) $13,500. The Committee may also choose to make additional or special contributions; no such contributions were made in fiscal 2010.

Mr. Lim does not participate in these plans because he is a resident of Malaysia and is covered by a different system. Under Malaysian law, an employer must make a contribution to the fund of at least 12% of every employee's salary during the year to the Employees Provident Fund, which is a retirement savings program established under Malaysian law. In accordance with its practice in Malaysia, Plexus made a contribution of 17% for Mr. Lim to reflect his seniority and responsibilities.

The following table includes information as to contributions under the SERP or, in the case of Mr. Lim, the Malaysian Employees Provident Fund. Since the 401(k) Plan is a tax-qualified plan generally available to all employees, contributions on behalf of the executive officers and earnings in that plan are not included in this table; however, company contributions under both are among the items included in the "All Other Compensation" column in the "Summary Compensation Table" above.

Name	Executive Contributions in Last FY ($) (1)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Mr. Foate	--	$96,894	$175,160	--	$1,686,823
Ms. Jones	$4,510	27,341	13,710	--	151,821
Mr. Buseman	3,347	24,489	12,465	--	105,749
Mr. Kelsey	--	21,397	7,919	$13,895	63,848
Mr. Lim (2)	27,086	57,559	23,775 (3)	--	524,343 (4)

(1) Includes contributions by the named executive officers that are included in the "Salary" column in the "Summary Compensation Table" above, as follows: Ms. Jones – $4,510; Mr. Buseman – $3,347; and Mr. Lim – $24,134.

(2) Mr. Lim's information relates to the Malaysian Employees Provident Fund.

(3) "Aggregate Earnings in Last FY" represent dividends declared by the Malaysian Employees Provident Fund Board for calendar year 2009. This information is not yet available to Mr. Lim or the Company from the Malaysian Employees Provident Fund for calendar year 2010.

(4) Mr. Lim's fund account also includes contributions prior to his employment with Plexus and related earnings since the Malaysian Employees Provident Fund is not an employer-sponsored plan.

EMPLOYMENT AGREEMENTS AND POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

In this section, we are providing information about specific agreements with our executive officers relating to employment and their post-employment compensation. As discussed further below, only Mr. Foate has an employment agreement. All of our executive officers have change in control agreements which will provide, in certain circumstances, for payments to the executive officers in the event of a change in control of Plexus.

Mr. Foate's Employment Agreement

Plexus does not generally have employment agreements with its executive officers. However, when Mr. Foate became Plexus' Chief Executive Officer in 2002, the Committee and the board believed it was important to enter into an employment agreement with Mr. Foate to set forth the terms of his employment and to provide incentives for him to continue with the Company over the long term. The Company entered into a new employment agreement with Mr. Foate in 2008. The new employment agreement, which was approved by the Committee and the board, amended and superseded Mr. Foate's previous employment agreement with the Company. Changes were made in order to more fully comply with changes made to Internal Revenue Code (the "Code") Section 409A and to integrate the change in control provisions into the employment agreement; however, the benefits payable under the new agreement are substantially unchanged from those under the previous agreements.

Mr. Foate's employment agreement is for an initial term of three years and automatically extends (unless terminated) by one year every year, so that it maintains a rolling three-year term. The agreement specifies when Plexus may terminate Mr. Foate for cause, or when Mr. Foate may leave the Company for good reason, and determines the compensation payable upon termination. The definition of "cause" and "good reason" are substantially similar to those under the change in control agreements, as described below, although "good reason" would also include a failure of Plexus to renew the employment agreement. If Mr. Foate is terminated for cause or voluntarily leaves without good reason, dies or becomes disabled, or the agreement is not renewed, Plexus is not required to make any further payments to Mr. Foate other than with respect to obligations accrued on the date of termination. If Plexus terminates Mr. Foate without cause, or he resigns with good reason, Mr. Foate is entitled to receive compensation including his base salary for a three year period following his separation date, a pro-rated VICP bonus keyed to the actual attainment of performance targets for the year in which Mr. Foate is involuntarily terminated, and certain lump sum payments designed to ensure that his benefits approximate those provided under the previous employment agreement. The lump sum payments are equal to the sum of one hundred percent (100%) of Mr. Foate's annual base salary prior to his separation date and the maximum amount of Company contributions for a full plan year under the 401(k) Plan and the Company's deferred compensation plans. Mr. Foate would also be eligible to participate in the Company's medical, dental and vision plans, subject to his payment of any premiums required by such plans, for a three year period following his separation from Plexus. Any payments triggered by a termination of employment are to be delayed until six months after termination, as required by Section 409A of the Code.

Change in control provisions are included in Mr. Foate's current employment agreement and are substantially identical to those provided in the change in control agreements described below under the caption "Change in Control Agreements," with Mr. Foate's payment amount being three times the relevant salary plus benefits.

Under Mr. Foate's employment agreement, Plexus is also protected from competition by Mr. Foate after his employment with Plexus would cease. Upon termination, Mr. Foate agrees to not interfere with the relationships between the customers, suppliers or employees of Plexus for two years, and that he will not compete with Plexus over the same period and in geographical locations proximate to Plexus' operations. Further, Mr. Foate has agreed to related confidentiality requirements after the termination of his employment.

Under the 2008 Long-Term Plan and predecessor plans, optionholders (or their representatives) have a period of time in which they may exercise vested stock options after death, disability, retirement or other termination of employment, except in the case of termination with cause. Options do not continue to vest after termination except for full vesting upon a change in control or, when provided in related option agreements, upon death or disability. See "Outstanding Equity Awards at Fiscal Year End" above for information as to Mr. Foate's outstanding stock options at October 2, 2010. Mr. Foate would also receive accrued and vested benefits under the 401(k) Plan and the SERP, and payment for accrued but unused vacation, upon a termination of employment for any reason; those amounts are not included in "Potential Benefits Table" below. See "Nonqualified Deferred Compensation" above for further information.

Change in Control Agreements

Plexus has change in control agreements, the form of which was adopted in 2008, with Ms. Jones and Messrs. Buseman, Kelsey and Lim, and its other executive officers (with the exception of Mr. Foate as described above under the caption "Mr. Foate's Employment Agreement") and certain other key employees. Under the terms of these agreements, if there is a change in control of Plexus, as defined in the agreement, the executive officers' authorities, duties and responsibilities shall remain at least commensurate in all material respects with those prior to the change in control. Their compensation may not be reduced. Their benefits must be commensurate with those of similarly situated executives of the acquiring firm, and their location of employment must not be changed significantly as a result of the change in control.

Within 24 months after a change in control, in the event that any covered executive officer is terminated other than for cause, death or disability, or an executive officer terminates his or her employment with good reason,

Plexus is obligated to pay the executive officer, in a cash lump sum, an amount equal to three times (one to two times for other key employees) the executive officer's base salary plus targeted bonus payment, and to continue retirement payments and certain other benefits. The change in control agreements designate three times salary plus benefits for each of Ms. Jones and Messrs. Buseman, Kelsey and Lim. The agreements further provide for payment of additional amounts which may be necessary to "gross-up" the amounts due to such executive officer in the event of the imposition of an excise tax upon the payments. The agreements do not preclude termination of the executive officer, or require payment of any benefit, if there has not been a change in control of Plexus, nor do they limit the ability of Plexus to terminate these persons thereafter for cause. It is the Committee's view that the level of benefits, combined with the "double trigger" requiring both a change in control and a termination of employment, provides an appropriate balancing of the interests of the Company, its shareholders and its executives.

Under our change in control agreements:

- A termination for a "cause" would occur if the executive officer willfully and continually fails to perform substantial duties or willfully engages in illegal conduct or gross misconduct which injures Plexus.

- After a change in control, an executive may terminate for "good reason" which would include: requiring the executive to perform duties inconsistent with the duties provided under his or her agreement; Plexus not complying with provisions of the agreement; the Company requiring the executive to move; or any attempted termination of employment which is not permitted by the agreement.

- A change in control would occur in the event of a successful tender offer for Plexus, other specified acquisitions of a substantial portion of the Company's outstanding stock, a merger or other business combination involving the Company, a sale of substantial assets of the Company, a contested director's election or a combination of these actions followed by any or all of the following actions: change in management or a majority of the board of the Company or a declaration of a "change in control" by the board of directors.

Also, under the 2008 Long-Term Plan and predecessor plans, award holders (or their representatives) have a period of time in which they may exercise vested awards after death, disability, retirement or other termination of employment, except in the case of termination with cause. Awards do not continue to vest after termination, except for full vesting upon death or permanent disability when provided in the related award agreements or upon a change in control. See "Outstanding Equity Awards at Fiscal Year End" above for information as to executive officers' outstanding stock options at October 2, 2010 (the named executive officers do not hold any stock-settled SARs). Executives would also receive accrued and vested benefits under the 401(k) Plan and the SERP, and payment for accrued but unused vacation, upon a termination of employment for any reason; those amounts are not included in the table. See "Nonqualified Deferred Compensation" above for further information.

Plexus does not have employment agreements with its executive officers other than Mr. Foate. It also does not have a formal severance plan for other types of employment termination, except in the event of a change in control as described above. Although Plexus has a general practice of providing U.S. salaried employees with two weeks' severance pay for every year worked (generally to a maximum of 13 weeks) in the case of termination without cause, actual determinations are made on a case-by-case basis. Therefore, whether and to what extent Plexus would provide severance benefits to the named executive officers, or other executive officers, upon termination (other than due to death, permanent disability or a change in control) would depend upon the facts and circumstances at that time. As such, we are unable to estimate the potential payouts under other employment termination scenarios.

Potential Benefits Table

The following table provides information as to the amounts which will be payable (a) to Mr. Foate under his employment agreement if he is terminated by Plexus for cause or without cause, (b) to the named executive officers in the event of death or permanent disability, and (c) to the named executive officers in the event they were terminated without cause, or the executive terminated with good reason, in the event of a change in control. The payments are calculated assuming a termination as of October 2, 2010, the last day of our previous fiscal year. The table includes only benefits that would result from death or permanent disability, a termination or a change in control, not vested benefits that are payable irrespective of a change.

Executive Officer; Context of Termination	Cash Payments (1)	Early Vesting of Stock Options (2)	Early Vesting of RSUs (and long-term cash) (3)	Additional Retirement Benefits (4)	Other Benefits (5)	Tax Gross-up (6)	Total
Mr. Foate – Termination by Plexus for Cause	--	--	--	--	$26,167	--	$26,167
Mr. Foate – Death or Disability	-- (7)	$561,792	$3,000,933	--	26,167	--	3,588,892
Mr. Foate – Termination by Plexus without Cause	$4,650,000	--	--	$320,081	215,080	--	5,185,161
Mr. Foate – Change in Control	4,650,000	561,792	3,000,933	320,081	215,080	$2,188,246	10,936,132
Ms. Jones – Death or Disability	-- (7)	137,023	1,163,001	--	8,395	--	1,308,419
Ms. Jones – Change in Control	1,597,500	137,023	1,163,001	112,354	157,385	891,558	4,058,821
Mr. Buseman – Death or Disability	-- (7)	137,341	1,324,306	--	32,567	--	1,494,214
Mr. Buseman – Change in Control	1,485,000	137,341	1,324,306	98,736	183,022	876,549	4,104,954
Mr. Kelsey – Death or Disability	-- (7)	137,341	1,324,306	--	24,221	--	1,485,868
Mr. Kelsey – Change in Control	1,350,000	137,341	1,324,306	96,172	167,477	794,752	3,870,048
Mr. Lim – Death or Disability	-- (7)	137,023	1,110,868	--	63,562	--	1,311,453
Mr. Lim – Change in Control	1,393,026	137,023	1,110,868	--	82,312	--	2,723,229

(1) This amount represents payments relating to the executives' base salary and VICP bonus to the extent they would be paid after termination, based on the salary in effect at the end of fiscal 2010 and the target VICP bonus for 2010. Under the change in control agreements, this payment equals three years salary, as it was in effect at the time of termination, plus three times the targeted VICP compensation for the year of termination. There are similar provisions for a termination without cause in Mr. Foate's employment agreement.

(2) All outstanding unvested stock options would become vested upon a change in control, and the unvested options also would vest upon death or disability. The amount shown represents the difference in value of the unvested options between their exercise price and market price, based on Plexus' closing stock price of $30.73 per share on October 1, 2010, the last trading date of fiscal 2010. These are in addition to the already fully vested stock options discussed above. See "Outstanding Equity Awards at Fiscal Year End."

(3) All outstanding RSUs and long-term cash awards would become vested upon a change in control. The amount shown represents the difference in value of the unvested RSUs and long-term cash awards between their grant price and market price, based on Plexus' closing stock price of $30.73 per share on October 1, 2010, the last trading date of fiscal 2010.

(4) Under the change in control agreements, the Company would be required to continue payments to the 401(k) Plan and SERP for three years at the same level during the year preceding the change in control. There are similar provisions for a termination without cause in Mr. Foate's employment agreement. This column represents the total amount of those payments. The executive officers would also receive accrued and vested benefits under the 401(k) Plan and the SERP, and payment for accrued but unused vacation, upon a termination of employment for any reason; those amounts are not included in the table. See "Nonqualified Deferred Compensation" for further information.

(5) These amounts include continuing payments of health and welfare benefits, accrued vacation, executive reimbursement plan expenses, company car and other benefits for three years, as provided in the agreement.

(6) In the event of a change in control in Plexus, the change in control agreements with our executive officers provide that we will pay them an additional benefit to reimburse the "golden parachute" excise taxes which they would owe pursuant to Internal Revenue Code Section 280G. This column provides an estimate of these payments, reflecting each executive's base compensation under Section 280G.

(7) Excludes life or disability insurance payments from third party insurers.

COMPENSATION AND RISK

During fiscal 2010, the Company reviewed its compensation policies, programs and procedures, including the incentives they create and mitigating factors that may reduce the likelihood of excessive risk taking, to determine whether they present a significant risk to the Company. Management assessed risk factors associated with specific compensation programs, as well as enterprise-level compensation risk factors, and a risk rating was assigned to each factor. The program-specific risk factors assessed included payout potential, payout as a percentage of total compensation, risk of manipulation, discretion to modify awards, overall plan design and market appropriateness. Enterprise-level risk factors evaluated included the balance between performance rewarded and the sustainability of that performance, the overall compensation mix, consistency between annual and long-term objectives as well as metrics, achievability of performance goals without undue risk-taking, the relationship of long-term awards to the Company's pay philosophy, stock ownership requirements, the weighting and duration of performance metrics, the value of severance packages, the degree to which pay programs (including retirement benefits) and/or grants may be considered disproportionate, and the interaction of compensation plans with the Company's financial performance and strategy. The Compensation and Leadership Development Committee reviewed management's evaluation process as well as its results, and determined that both the process and conclusions reached were reasonable.

Based on this review, the Company has concluded that its compensation policies, programs and procedures are not reasonably likely to have a material adverse effect on the Company.

APPROVAL OF THE AMENDMENT TO, AND RESTATEMENT OF, THE 2008 LONG-TERM INCENTIVE PLAN

At the annual meeting, shareholders will be asked to approve the amendment of the Company's 2008 Long-Term Incentive Plan (the "2008 Long-Term Plan"), including the restatement of the 2008 Long-Term Plan as amended. The amendments to the 2008 Long-Term Plan were adopted by the Plexus board on November 17, 2010, subject to shareholder approval at the annual meeting. Shareholders originally approved the 2008 Long-Term Plan at the Company's 2008 annual meeting. Since that time the Company has made non-material amendments to the 2008 Long-Term Plan, including those related to Section 409A of the Internal Revenue Code (the "Code").

In response to an analysis of current tax law and an overall review of the 2008 Long-Term Plan, the board of directors determined it was in the best interests of Plexus to amend the 2008 Long-Term Plan to maximize the tax deductibility by the Company of cash awards. We are requesting shareholder approval so that benefits under the 2008 Long-Term Plan can continue to qualify as performance-based compensation under Section 162(m) of the Code and not adversely affect Plexus' tax deduction. Section 162(m) generally limits the corporate tax deduction for compensation paid to executive officers that is not "performance based" to $1 million per executive officer. "Performance-based" compensation meeting certain requirements is not counted against the $1 million limit and remains fully deductible for tax purposes. Section 162(m) in part requires shareholder approval of a compensation plan once every five years. Shareholder approval of the business performance criteria included in the 2008 Long-

Term Plan and the maximum amounts that may be awarded under the 2008 Long-Term Plan, even without shareholder approval of specific targeted levels of performance, will qualify the incentive awards granted under the 2008 Long-Term Plan as performance-based compensation and is expected to allow full tax deductibility of any performance based awards under the 2008 Long-Term Plan for the next five years.

Assuming the amendments are approved by our shareholders, compensation payable to the Company's executive officers is not expected to increase; rather, one already existing form of executive compensation will be paid in the future under the 2008 Long-Term Plan where the Company will benefit from greater tax deductibility of such compensation. If the amendments are not approved, the 2008 Long-Term Plan will remain unchanged and future cash bonuses, if any, will continue to be made under the Company's existing plans or arrangements as has been done in the past, without the benefits of tax deductibility provided under Section 162(m).

The 2008 Long-Term Plan provides a means to compensate Plexus officers, directors and employees in a way that is performance-driven, because the value of many of the awards depends on performance -- either of our stock or our corporate performance. Also, the use of Plexus stock helps us to further align the interests of our officers, directors and employees with those of our shareholders. The board believes that the amendments to the 2008 Long-Term Plan are desirable because the amended 2008 Long-Term Plan will continue to promote the interests of Plexus and its shareholders by not only further strengthening Plexus' ability to retain and attract officers, key salaried employees and directors, encouraging such individuals to maintain a personal interest in Plexus' continued success and progress, and providing a means of linking personal compensation to creation of value for Plexus' shareholders, but also by permitting the Company to receive favorable tax treatment with respect to certain awards. Rather than create an entirely new plan, the Company is proposing to amend and restate the 2008 Long-Term Plan so that we can utilize an incentive compensation plan that shareholders have previously approved.

At December 1, 2010, 3,673,386 shares were available for future grants under the 2008 Long-Term Plan. See "Equity Compensation Plan Information" below for a summary at October 2, 2010, of shares subject to options granted under Plexus' existing plans and shares available under existing plans on that date; see also "Executive Compensation" above for information on awards previously made under the 2008 Long-Term Plan and predecessor plans, and "Corporate Governance—Directors' Compensation."

The Plexus board of directors has adopted the amended and restated 2008 Long-Term Plan as in the best interests of Plexus and its shareholders. The board unanimously recommends that shareholders vote FOR approval of the amendment to, and restatement of, the 2008 Long-Term Plan.

Summary of Amendments

Prior to the amendments described below, cash bonuses or incentive awards were already permitted; however, the amendments will give the Company greater flexibility to determine performance goals, including by adding additional business performance criteria to the 2008 Long-Term Plan. The amendments to the 2008 Long-Term Plan are designed to supplement and expand the business performance criteria contained within the plan's definition of "Performance Goals" to include revenue, sales, free cash flow, working capital, cash cycle days, expenses, cost reduction, market share, debt reduction and customer satisfaction, measured on an absolute basis or in terms of growth or reduction. Also, the maximum cash incentive award payable to an employee in any fiscal year is being increased to $4,000,000 from $1,500,000, and the awards formerly known as "cash bonus awards," are being renamed "cash incentive awards."

The board believes that amending the 2008 Long-Term Plan will potentially provide the Company with favorable tax treatment of certain awards to executive officers. In addition, by supplementing the definition of "Performance Goals" and increasing the maximum cash incentive award payable, the amended and restated 2008 Long-Term Plan will give the Company flexibility in the design of its compensation programs, so that it can select the performance measures and awards it believes will appropriately motivate officers, directors and employees consistent with Plexus' business plans and goals, as they may adjust from time to time. The potential cash incentive award is being increased to provide Plexus with the ability to reallocate compensation methods in the future if determined to be in the Company's best interests; there are no current plans to do so. The name of the cash awards is being changed to better match the Company's compensation philosophies. It is also anticipated that certain sub-plans to be adopted under the 2008 Long-Term Plan may permit the exercise of negative discretion (i.e., a reduction of certain amounts payable) based on the level of achievement of individual goals with regard to a portion of the awards.

If these amendments are approved, compensation payable to the Company's executive officers is not expected to increase; rather, one existing form of executive compensation will be paid in the future under the 2008 Long-Term Plan where the Company will benefit from greater tax deductibility.

2008 Long-Term Plan

Subject to the amendments described above, the other provisions of the 2008 Long-Term Plan will remain unchanged, and will continue if the amendments are not approved by shareholders. The following is a description of the key features of the 2008 Long-Term Plan. The information in this section is qualified in its entirety by reference to the text of the 2008 Long-Term Plan, which is attached hereto as Appendix A.

The 2008 Long-Term Plan provides for the grant of:

- stock options, consisting of incentive stock options ("ISOs"), intended to qualify within the meaning of Section 422 of the Code, and non-qualified stock options ("NSOs") that do not meet the requirements of Section 422 of the Code;
- stock appreciation rights ("SARs"), which may be cash-settled stock appreciation rights or stock-settled appreciation rights;
- stock awards, including restricted stock awards, which may be restricted stock shares or restricted stock units ("RSUs"), and unrestricted stock awards;
- performance stock awards, which are conditioned upon the satisfaction of pre-established performance goals; and
- cash incentive awards.

In this section of the proxy statement, we refer to ISOs and NSOs as "options", and options, SARs, restricted stock awards, unrestricted stock awards, performance stock awards and cash incentive awards collectively as "awards."

The maximum number of shares of Plexus common stock that may be issued pursuant to awards under the 2008 Long-Term Plan is 3,673,386 as of the date of this proxy statement (reflecting 5,500,000 shares previously approved by shareholders, less 1,826,614 shares used or subject to outstanding awards). Shares may be original issue shares, treasury shares held by Plexus, treasury shares that have been repurchased by Plexus or an independent agent in the open market to be used for awards, or from a combination of any of the foregoing. Additionally, if any award granted under the 2008 Long-Term Plan is canceled, terminates, expires, or lapses for any reason, any shares subject to the award will be available for the grant of other awards under the 2008 Long-Term Plan. If a SAR is exercised, only the number of shares issued upon exercise are counted against the share limit (not the number of shares subject to the SAR). Furthermore, any awards or portions thereof that are settled in cash and not in shares will not be counted against the share limit. The total number of shares remaining available for future issuance under the 2008 Long-Term Plan represents approximately 9% of the number of shares of common stock outstanding. The 2008 Long-Term Plan has a term of ten (10) years. On December 1, 2010, the fair market value of Plexus common stock, as determined under the definition in the 2008 Long-Term Plan, using the average of the high and low trading prices on that day, was $27.865 per share.

The 2008 Long-Term Plan is administered by the Compensation and Leadership Development Committee (the "Committee"). The Committee, in its discretion, designates the persons to whom awards will be made, grants the awards in the form and amount as it determines, and imposes such limitations, restrictions and conditions upon any such award as it deems appropriate; the Committee may delegate certain of these decisions relating to awards to other Plexus officers, directors or employees. However, the Committee itself makes decisions related to any awards made to executive officers, and the full board of directors makes these decisions with respect to any awards made to directors. We refer to the Committee, its designees and the board acting in these capacities as the "Administrators."

Officers, salaried exempt employees and directors of Plexus or any subsidiary are eligible to receive awards. No person may receive awards for more than 1,000,000 shares in any calendar year. Plexus estimates that the number of persons currently eligible to participate in the 2008 Long-Term Plan is in the range of 1,250 to 1,750, including each of the executive officers and the directors. The table below reflects the fiscal 2010 grants of awards pursuant to the 2008 Long-Term Plan to the individuals named in the "Summary Compensation Table" above, to all current executive officers as a group, to all other employees as a group, and to all non-employee directors:

NEW PLAN BENEFITS

2008 Long-Term Incentive Plan

Name and Position	Dollar Value ($) (1)	Number of Units (2)	Options
Dean A. Foate *President and Chief Executive Officer*	$3,426,600	20,500	82,000
Ginger M. Jones *Vice President and Chief Financial Officer*	810,472	5,000	20,000
Michael D. Buseman *Senior Vice President, Global Manufacturing Operations*	884,270	6,250	23,750
Todd P. Kelsey *Senior Vice President, Global Market Customer Services*	854,786	6,250	23,750
Yong Jin Lim *Regional President – Plexus APAC*	702,824	5,000	20,000
All current executive officers as a group	8,493,186	53,500	211,500
All other employees as a group (3)	19,199,184	380,927	26,544
All non-employee directors as a group	1,014,225	16,000	30,000

(1) In addition to the dollar value of fiscal 2010 grants of options, RSUs and unrestricted stock awards pursuant to the 2008 Long-Term Plan, the totals for Messrs. Foate, Buseman, Kelsey and Lim, and Ms. Jones, as well as all executive officers as a group and all other employees as a group, reflect the dollar value of bonuses earned in fiscal 2010 under the VICP, which will be paid in fiscal 2011 and are reported in "Summary Compensation Table" above. Upon shareholder approval of the amendments to 2008 Long-Term Plan, executive officers' bonuses will shift into the 2008 Long-Term Plan, but bonuses for other employees will remain in the VICP. Award levels for fiscal 2011 have not yet been set.

(2) Includes SARs, RSUs and unrestricted stock awards.

(3) Excludes executive officers.

The exercise price of options and SARs granted under the 2008 Long-Term Plan may not be less than 100% of the fair market value of the shares on the date options or SARs are granted. The 2008 Long-Term Plan defines fair market value as the mean between the high and low trading value of Plexus common stock on the date of grant or the average of high and low trading prices for a period of trading days ending on the grant date determined by the Administrators. Notwithstanding the foregoing, the Committee is only permitted to base the determination of fair market value on an average of trading days if the requirements for the use of such methodology prescribed by applicable guidance under Section 409A of the Code are satisfied. The vesting schedule for awards is determined in connection with their grant. Unless a particular award provides otherwise, options and SARs will have maximum exercise terms of ten and seven years, respectively, from the date of grant. Except in connection with a corporate transaction involving Plexus (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares) the Administrators do not have the authority to "reprice" awards or to cancel outstanding awards in exchange for cash or other awards with an exercise price that is less than the exercise price of the original awards; such a repricing or exchange would require shareholder approval.

No person may receive an ISO if, at the time of grant, the person owns, directly or indirectly shares representing, more than 10% of the total combined voting power of Plexus, unless the exercise price is at least 110% of the fair market value of the shares and the exercise period of such ISO is limited to five years. The maximum fair market value, determined at time of grant, of shares covered by ISOs that first become exercisable by any employee in any one calendar year is limited to $100,000.

Awards of SARs may be made alone or together with other awards under the 2008 Long-Term Plan. The Administrators determine the terms of any SAR grants.

Any option or SAR granted generally will be non-transferable by the grantee other than by will or the laws of descent and will be exercisable during the grantee's lifetime solely by the grantee or the grantee's duly appointed guardian or personal representative. However, the Administrators may permit a grantee to transfer NSOs or SARs to a family member or a trust or partnership for the benefit of a family member, in accordance with rules established by the Administrators.

Restricted stock awards may be issued either alone or in addition to other awards granted under the 2008 Long-Term Plan. The Administrators determine the eligible persons to whom and the times at which restricted stock awards will be made, the number of shares to be awarded, the time or times within which such awards may be subject to forfeiture, and any other terms and conditions of the awards. Grants of restricted stock may also be made as RSUs, which may be conditioned upon the attainment of specified performance goals, which are described in the 2008 Long-Term Plan, or other criteria determined by the Administrators, and the provisions of restricted stock shares or restricted stock units do not need to be the same with respect to each recipient.

Each restricted stock or RSU award is confirmed by, and subject to the terms of, an agreement identifying the restrictions applicable to the award. Until the applicable restrictions lapse or the conditions are satisfied, the individual is not permitted to sell, assign, transfer, pledge or otherwise encumber the restricted stock award. Unless otherwise provided in the applicable agreement, the portion of the restricted stock award still subject to restriction will be forfeited by the individual upon termination of the individual's service for any reason. If and when the applicable restrictions lapse, unrestricted shares will be issued to the individual.

The Administrators may grant awards under the 2008 Long-Term Plan subject to specified performance goals that are based on the attainment of goals relating to various business performance criteria measured on an absolute basis or in terms of growth or reduction (the "Performance Goals"), which would be supplemented and expanded as provided above. The Performance Goals may be based solely by reference to the performance of Plexus or the performance of an affiliate, division, business segment or business unit or subsidiary of Plexus, or based upon the relative performance of other companies or upon comparison of any of the indicators of performance relative to other companies. In measuring the degree of attainment of a Performance Goal, the Administrators shall exclude charges related to extraordinary items, including restructurings, discontinued operations, mergers, acquisitions, and other unusual or non-recurring items, subject to its use of appropriate discretion.

Performance Goals are established in writing by the Administrators not later than 90 days after the commencement of the period of service to which the Performance Goal relates. The preestablished Performance Goals must state, in terms of an objective formula or standard, the method for computing the amount of compensation payable to any employee if the goal is attained. If Performance Goals established by the Administrators are not met, the award will be forfeited.

The Administrators may grant unrestricted stock awards either alone or in addition to other awards granted under the 2008 Long-Term Plan. The Administrators determine the eligible employees or directors to whom and the times at which unrestricted stock awards will be made, the number of shares subject to the award and any other terms and conditions of the awards.

The Administrators may grant performance stock awards either alone or in addition to other awards granted under the 2008 Long-Term Plan. It is anticipated that performance stock awards will be subject to both a performance condition and a condition related to the individual's continued employment. The Administrators will determine the eligible employees to whom and the times at which performance stock awards will be made, the number of shares subject to the award, the time within which such awards will be subject to forfeiture and any other terms and conditions of the awards.

The performance stock awards will be conditioned upon the attainment of one or more preestablished, objective corporate Performance Goals that apply to the individual, a business unit, or Plexus as a whole. The performance stock awards may also be conditioned upon such other conditions, restrictions and contingencies as the Administrators may determine, including the individual's continued employment. The provisions of performance stock awards need not be the same with respect to each recipient. Until all conditions for a performance stock award have been satisfied, the individual is not be permitted to sell, assign, transfer, pledge or otherwise encumber the award. Any portion of an award still subject to restriction upon termination of an individual for any reason must be forfeited. If and when the applicable restrictions lapse, unrestricted shares will be issued to the individual.

Cash incentive awards may be issued either alone or in addition to other awards granted under the 2008 Long-Term Plan. The Administrators will determine the employees to whom and the times at which cash incentive awards will be granted, and the conditions upon which the awards will be paid. The maximum cash incentive award payable to an employee in any fiscal year will not exceed $4,000,000, as amended.

Cash incentive awards under the 2008 Long-Term Plan would be paid solely on account of the attainment of one or more preestablished, objective Performance Goals that apply to the individual, a business unit, or Plexus as a whole; approval of the amendments to the 2008 Long-Term Plan would increase the types of Performance Goals that may be used. The 2008 Long-Term Plan does not limit the authority of the Company, the board or the Committee to award other bonuses or compensation to any person.

Payment for shares acquired through the exercise of options issued under the 2008 Long-Term Plan may be made either in cash or in shares of Plexus common stock beneficially owned by the optionee for at least six months prior to exercise, valued at their fair market value as of the exercise date, or in a combination thereof.

Each award under the 2008 Long-Term Plan will continue to be evidenced by an agreement containing such terms and conditions as the Administrators may establish from time to time.

Equity Compensation Plan Information

The following table chart gives aggregate information regarding grants under all Plexus equity compensation plans through October 2, 2010:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in 1st column)
Equity compensation plans approved by securityholders	3,189,956	$ 26.18	3,766,421
Equity compensation plans not approved by securityholders	-0-	$ n/a	-0-
Total	3,189,956	$ 26.18	3,766,421

(1) Represents options or stock-settled stock appreciation rights ("SARs") granted under the 2008 Long-Term Incentive Plan, or its predecessors, the 2005 Equity Incentive Plan, the 1998 Stock Option Plan and the 1995 Directors' Stock Option Plan, all of which were approved by shareholders. No further awards may be made under the predecessor plans.

Tax Consequences

Plexus is requesting shareholder approval of the amendment to, and restatement of, the 2008 Long-Term Plan as a matter of corporate governance best practices and so that certain awards under the 2008 Long-Term Plan can qualify as performance-based compensation under Section 162(m) of the Code and not adversely affect Plexus' tax deduction. Section 162(m) generally limits the corporate tax deduction for compensation paid to executive officers that is not "performance-based" to $1 million per executive officer. "Performance-based" compensation meeting certain requirements is not counted against the $1 million limit and remains fully deductible for tax purposes. The requirements include the obligation that the compensation be paid solely on account of the attainment of one or more preestablished, objective performance goals. Shareholder approval of the general business performance criteria included in the 2008 Long-Term Plan and the maximum amounts that may be awarded under the 2008 Long-Term Plan, even without shareholder approval of specific targeted levels of performance, will permit qualifying awards under the 2008 Long-Term Plan to qualify as performance-based compensation; as noted above, the amendment to the 2008 Long-Term Plan adds additional business performance criteria. Section 162(m) in part requires shareholder approval of a compensation plan once every five years; therefore, shareholder approval of the amended and restated 2008 Long-Term Plan is expected to allow full tax deductibility of any performance-based awards under the 2008 Long-Term Plan for the next five years. If the amendments are not approved, we would need to seek reauthorization by shareholders at the 2013 annual meeting.

The tax treatment of other types of awards would not be affected by the amendments to the 2008 Long-Term Plan.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), publicly-traded companies like Plexus are now required to hold an advisory vote of their shareholders at least once every three years to approve the compensation of named executive officers, as disclosed in the company's proxy statement pursuant to the SEC's Regulation S-K Item 402; Plexus discloses those items in "Compensation Discussion and Analysis" and "Executive Compensation" herein. Since the requirements of the Dodd-Frank Act have just come into effect, we have not yet held such a vote and one is therefore being solicited at the annual meeting. See also "Future Frequency of Advisory Votes on Executive Compensation" below regarding a separate vote on how frequently such advisory votes will be held in the future.

As described in "Compensation Discussion and Analysis" above, we design our executive compensation programs to attract, motivate and retain the talent needed to lead a strong global organization, to drive global financial and operational success, to create an ownership mindset and to appropriately balance Company performance and individual contributions towards the achievement of success. A meaningful portion of our executive officers' compensation is at risk, reflecting the Company's emphasis on pay that reflects performance and drives long-term shareholder value. We believe the Company's compensation program as a whole is well suited to promote the Company's objectives in both the short and long term.

As an advisory vote, this proposal is not binding on the Company. However, the Compensation and Leadership Development Committee, which is responsible for designing and administering the Company's executive compensation programs, values the opinions expressed by our shareholders, and will consider the outcome of the vote when making future compensation decisions on the Company's executive compensation programs.

The board unanimously recommends that shareholders vote FOR approval of the compensation of the Company's executive officers as described in this proxy statement.

FUTURE FREQUENCY OF ADVISORY VOTES ON EXECUTIVE COMPENSATION

As a result of the Dodd-Frank Act, publicly-traded companies are required to hold an initial advisory shareholder vote to determine the future frequency of advisory votes on executive compensation, as well as periodic subsequent votes to confirm that frequency. Advisory votes on executive compensation may be held every one, two or three years under the Dodd-Frank Act. For the reasons discussed below, the board is recommending an advisory vote every three years.

The Company's executive compensation programs are designed to drive long-term shareholder value; therefore the Company believes that holding an advisory vote on executive compensation every three years is sufficient and appropriate to assess whether these programs are appropriately motivating employees and driving shareholder value. If we were to hold such votes more frequently, we believe the potential for substantial changes in compensation programs as a result of those votes could interfere with the incentives being provided to executive officers to maximize long-term shareholder value. Corporate results could also be impacted because the potential for more frequent changes in approach may result in a lack of focus on aligning compensation with longer-term Company strategies. In addition, due to the periodic volatility in our industry, the economy and in the stock markets, we believe a vote every three years will allow our shareholders to gain a more meaningful perspective on our compensation plans and programs than would occur with more frequent votes.

Similar to the vote on executive compensation, this proposal is also an advisory vote and is not binding on the Company. However, the Company values the opinions expressed by our shareholders, and will consider the outcome of the votes both on executive compensation itself and on the frequency of votes when making future decisions on the frequency of such votes.

The board unanimously recommends that shareholders vote for the holding of future advisory votes on executive compensation EVERY THREE YEARS.

CERTAIN TRANSACTIONS

Plexus has a written policy requiring that transactions, if any, between Plexus and its executive officers, directors or employees (or related parties) must be on a basis that is fair and reasonable to the Company and in accordance with Plexus' Code of Conduct and Business Ethics and other policies. Plexus' policy focuses on related party transactions in which its insiders or their families have a significant economic interest; while the policy requires disclosure of *all* transactions, it recognizes that there may be situations where Plexus has ordinary business dealings with other large companies in which insiders may have some role but little if any stake in a particular transaction. Although these transactions are not prohibited, any such transaction must be approved by either a disinterested majority of the board of directors or by the Audit Committee.

Please see "Corporate Governance–Director Independence" for certain transactions and relationships between Plexus and two directors which the board considered when determining the independence of the directors. See also "Corporate Governance–Directors' Compensation–Compensation of Current and Former Executive Officers who Serve on the Board" regarding agreements with two directors. There were no other transactions in an amount or of a nature which were reportable under applicable SEC rules in fiscal 2010.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the board of directors, which was established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act, oversees and monitors the participation of Plexus' management and independent auditors throughout the financial reporting process and approves the hiring and retention of and fees paid to the independent auditors. The Audit Committee also generally reviews other transactions between the Company and interested parties which may involve a potential conflict of interest. No member of the Audit Committee is employed or has any other material relationship with Plexus. The members are "independent directors" as defined in Rule 5605(a)(2) of the NASD listing standards applicable to the Nasdaq Global Select Stock Market and relevant SEC rules. The Plexus board of directors has adopted a written charter for the Audit Committee, and the current version is available on Plexus' website.

In connection with its function to oversee and monitor the financial reporting process of Plexus and in addition to its quarterly review of interim unaudited financial statements, the Audit Committee has done the following:

- reviewed and discussed the audited financial statements for the fiscal year ended October 2, 2010, with Plexus management;
- discussed with PricewaterhouseCoopers LLP, Plexus' independent auditors, those matters which are required to be discussed by Statement on Auditing Standards No. 114, "The Auditor's Communication with Those Charged with Governance" and SEC Regulation S-X, Rule 2-07 "Communication with Audit Committees"; and
- received the written disclosure and the letter from PricewaterhouseCoopers LLP required by the applicable standards of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with PricewaterhouseCoopers LLP its independence.

Based on the foregoing, the Audit Committee recommended to the board of directors that the audited financial statements be included in Plexus' annual report on Form 10-K for the fiscal year ended October 2, 2010. The Audit Committee further confirmed the independence of PricewaterhouseCoopers LLP.

Members of the Audit Committee: David J. Drury, Chair; Peter Kelly; Stephen P. Cortinovis; Mary A. Winston

AUDITORS

Subject to ratification by shareholders, the Audit Committee intends to reappoint the firm of PricewaterhouseCoopers LLP as independent auditors to audit the financial statements of Plexus for fiscal 2011. Representatives of PricewaterhouseCoopers LLP are expected to be present at the annual meeting of shareholders to respond to questions and make a statement if they desire to do so.

Fees and Services

Fees (including reimbursements for out-of-pocket expenses) paid to PricewaterhouseCoopers LLP for services in fiscal 2010 and 2009 were as follows:

	2010	2009
Audit fees:	$952,300	$1,026,600
Audit-related fees:	--	--
Tax fees:	49,990	56,651
All other fees:	--	--

The above amounts relate to services provided in the indicated fiscal years, irrespective of when they were billed. Audit fees related to Plexus' annual audit and quarterly professional reviews; audit fees also included substantial work related to the certification of Plexus' internal controls as required by the Sarbanes-Oxley Act. Tax services consisted primarily of compliance and other tax advice regarding special Plexus projects. The Audit Committee considered the compatibility of the non-audit services provided by PricewaterhouseCoopers LLP with the maintenance of that firm's independence.

The Audit Committee generally approves all engagements of the independent auditor in advance, including approval of the related fees. The Audit Committee approves an annual budget (and may from time to time approve amendments thereto), which specifies projects and the approved levels of fees for each. To the extent that items are not covered in the annual budget or fees exceed the budget, management must have such items approved by the Audit Committee or, if necessary between Audit Committee meetings, by the Audit Committee chairman on behalf of the Audit Committee. There were no services in fiscal 2010 or 2009 that were not approved in advance by the Audit Committee under this policy.

* * * * *

By order of the Board of Directors



Angelo M. Ninivaggi
Vice President, General Counsel,
Corporate Compliance Officer and Secretary

Neenah, Wisconsin
December 14, 2010

A copy (without exhibits) of Plexus' annual report to the Securities and Exchange Commission on Form 10-K for the fiscal year ended October 2, 2010, will be provided without charge to each record or beneficial owner of shares of Plexus' common stock as of December 9, 2010, on the written request of that person directed to: Kristine Rhode, Corporate Communications Specialist, Plexus Corp., One Plexus Way, P.O. Box 156, Neenah, Wisconsin 54957-0156. See also page 1 of this proxy statement. In addition, copies are available on Plexus' website at www.plexus.com, following the links at "Investor Relations," then "SEC Filings," then "Plexus' SEC Reports" (or http://www.plexus.com/annualreport.php).

To save printing and mailing costs, in some cases only one notice, annual report and/or proxy statement will be delivered to multiple holders of securities sharing an address unless Plexus has received contrary instructions from one or more of those security holders. Upon written or oral request, we will promptly deliver a separate copy of the annual report or proxy statement, as applicable, to any security holder at a shared address to which a single copy of the document was delivered. You may request additional copies by written request to the address set forth in the paragraph above or as set forth on page 1 of this proxy statement. You may also contact Ms. Boydstun at that address or telephone number if you wish to receive a separate annual report and/or proxy statement in the future, or if you share an address with another security holder and wish for delivery of only a single copy of the annual report and/or proxy statement if you are currently receiving multiple copies.

Amended and restated as of August 28, 2008
(as further amended effective January 5, 2010)
(as being further amended and restated, subject to shareholder approval, as of February 16, 2011)

PLEXUS CORP.
2008 LONG-TERM INCENTIVE PLAN

1. Introduction.

(a) Purposes. The purposes of the 2008 Long-Term Incentive Plan are to provide a means to attract and retain talented personnel and to provide to participating directors, officers and other key employees long-term incentives for high levels of performance and for successful efforts to improve the financial performance of the corporation. These purposes may be achieved through the grant of options to purchase Common Stock of Plexus Corp., the grant of Stock Appreciation Rights, the grant of Restricted Stock, the grant of Performance Stock Awards, the grant of Unrestricted Stock Awards and the grant of Cash Incentive Awards, as described below.

(b) Effect on Prior Plans. If the 2008 Plan is approved by shareholders, the Plexus Corp. 2005 Equity Incentive Plan (the "2005 Plan") will only be used to make grants to employees covered by the approved sub-plan for United Kingdom employees which has been established under the 2005 Plan. If and when a sub-plan for United Kingdom employees under the 2008 Plan is approved, no further awards will be granted under the Plexus Corp. 2005 Plan. Awards granted previously under the 2005 Plan will remain in effect until they have been exercised or have expired. The awards shall be administered in accordance with their terms and the 2005 Plan.

2. Definitions.

(a) "1934 Act" means the Securities Exchange Act of 1934, as it may be amended from time to time.

(b) "Award" means an Incentive Stock Option, Non-Qualified Stock Option, Stock Appreciation Right, Restricted Stock grant, Performance Stock Award, Unrestricted Stock Award or Cash Incentive Award, as appropriate.

(c) "Award Agreement" means the agreement between the Corporation and the Grantee specifying the terms and conditions as described thereunder.

(d) "Board" means the Board of Directors of Plexus Corp.

(e) "Cash Incentive Award" means a cash incentive award under Article 17 of the Plan.

(f) "Cause" means a violation of the Corporation's Code of Conduct and Business Ethics, or substantial and continued failure of the employee to perform, which results in, or was intended to result in (i) demonstrable injury to the Corporation, monetary or otherwise or (ii) gain to, or enrichment of, the Grantee at the Corporation's expense.

(g) "Change in Control" means an event which shall be deemed to have occurred in the event that any person, entity or group shall become the beneficial owner of such number of shares of Common Stock, and/or any other class of stock of the Corporation then outstanding that is entitled to vote in the election of directors (or is convertible into shares so entitled to vote) as together possess more than 50% of the voting power of all of the then outstanding shares of all such classes of stock of the Corporation so entitled to vote. For purposes of the preceding sentence, "person, entity or group" shall not include (i) any employee benefit plan of the Corporation, or (ii) any person, entity or group which, as of the Effective Date of this Plan, is the beneficial owner of such number of shares of Common Stock and/or such other class of stock of the Corporation as together possess 5% of such voting power; and for these purposes "group" shall mean persons who act in concert as described in Section 14(d)(2) of the 1934 Act.

(h) "Code" means the Internal Revenue Code of 1986, as it may be amended from time to time.

(i) "Committee" means the committee described in Article 4 or the person or persons to whom the committee has delegated its power and responsibilities under Article 4.

(j) "Common Stock" or "Stock" means the common stock of the Corporation having a par value of $.01 per share.

(k) "Corporation" means Plexus Corp., a Wisconsin corporation.

(l) "Fair Market Value" means for purposes of the Plan an amount deemed to be equal to the mean between the highest and lowest sale prices of Common Stock traded on such date, or an average of trading days, as determined by the Committee, for sales made and reported through the National Market System of the National Association of Securities Dealers or such national stock exchange on which such Stock may then be listed and which constitutes the principal market for such Stock, or, if no sales of Stock shall have been reported with respect to that date, on the next preceding date with respect to which sales were reported. Notwithstanding the foregoing, the Committee may base the determination of Fair Market Value on an average of trading days only if the requirements for the use of such methodology prescribed by applicable guidance under Section 409A of the Code are satisfied.

(m) "Grant Date" means the date on which an Award is deemed granted, which shall be the date on which the Committee authorizes the Award or such later date as the Committee shall determine in its sole discretion.

(n) "Grantee" means an individual who has been granted an Award.

(o) "Incentive Stock Option" means an option that is intended to meet the requirements of Section 422 of the Code and regulations thereunder.

(p) "Non-Qualified Stock Option" means an option other than an Incentive Stock Option.

(q) "Option" means an Incentive Stock Option or Non-Qualified Stock Option, as appropriate.

(r) "Performance Goal" means a performance goal established by the Committee prior to the grant of any Award that is based on the attainment of goals relating to one or more of the following business criteria measured on an absolute basis or in terms of growth or reduction: income (pre-tax or after-tax and with adjustments as stipulated), earnings per share, return on equity, return on capital employed (ROCE), revenue, sales, return on assets, return on tangible book value, operating income, earnings before depreciation, interest, taxes and amortization (EBIDTA), expense ratio, increase in stock price, return on invested capital (ROIC), total shareholder return, shareholder value added (or a derivative thereof), free cash flow, operating cash flow, working capital, cash cycle days, expenses, cost reduction, market share, debt reduction and customer satisfaction. Such performance goals may be based solely by reference to the Corporation's performance or the performance of an affiliate, division, business segment or business unit of the Corporation or any of its subsidiaries, or based upon the relative performance of other companies or upon comparisons of any of the indicators of performance relative to other companies. In measuring the degree of attainment of a Performance Goal, Extraordinary Charges shall be disregarded except as otherwise determined by the Committee in its discretion or as otherwise provided in an Award Agreement. "Extraordinary Charges" means charges caused by any one of the following events creating negative adjustments to the attainment of a performance metric:

(i) restructurings, discontinued operations, impairment of goodwill or long-lived assets, follow on stock offerings, extraordinary items, and other unusual or non-recurring charges, (ii) an event either not directly related to the operations of the Corporation or not within the reasonable control of the Corporation's management, (iii) the cumulative effects of tax or accounting changes in accordance with generally accepted accounting principles, (iv) changes in tax regulations or laws, or (v) the effect of a merger or acquisition.

(s) "Performance Stock Award" means an Award under Article 16 of the Plan that is conditioned upon the satisfaction of pre-established Performance Goals.

(t) "Plan" means the Plexus Corp. 2008 Long-Term Incentive Plan as set forth herein, as it may be amended from time to time.

(u) "Rule 16b-3" means Rule 16b-3 promulgated under the 1934 Act, and any future regulation amending or superseding such regulation.

(v) "Restricted Stock" means shares or units of Common Stock which are subject to restrictions established by the Committee. Restricted Stock Awards may consist of shares issued subject to forfeiture if specified conditions are not satisfied ("Restricted Stock Shares") or agreements to issue shares of Common Stock in the future if specified conditions are satisfied ("Restricted Stock Units").

(w) "Stock Appreciation Right" or "SAR" means the right to receive cash or shares of Common Stock in an amount equal to the excess of the Fair Market Value of one share of Common Stock on the date the SAR is exercised over (1) the Fair Market Value of one share of Common Stock on the Grant Date (the "exercise price") or (2) if the SAR is related to an Option, the purchase price of a share of Common Stock specified in the related Option. An SAR settled in cash may be referred to as a "Cash Settled Stock Appreciation Right" and an SAR settled in stock may be referred to as a "Stock Settled Stock Appreciation Right."

(x) "Deferred Stock Unit" means an agreement to issue an unrestricted share of Common Stock at a time determined in accordance with the Grantee's election and the terms of the Director Deferred Compensation Plan.

(y) "Director Deferred Compensation Plan" means the Plexus Corp. Non-Employee Directors Deferred Compensation Plan.

(z) "Unrestricted Stock Award" means an Award described in Article 16A.

3. Shares Subject to Award.

Subject to adjustment as provided in Article 19 hereunder, the number of shares of Common Stock of the Corporation that may be issued under the Plan shall not exceed five million five hundred thousand (5,500,000) shares (the "Share Limit"), all of which may be issued in the form of Incentive Stock Options. No Plan Participant may receive Awards for more than 1,000,000 Shares in any calendar year. Shares issued under the Plan may come from authorized but unissued shares, from treasury shares held by the Corporation, from shares purchased by the Corporation or an independent agent in the open market for such purpose, or from any combination of the foregoing. The Share Limit shall be subject to the following rules and adjustments:

(a) If an SAR is exercised pursuant to Article VI, only the number of shares of Common Stock issued upon exercise shall be counted against the Share Limit (not the number of shares subject to the SAR).

(b) If any Award granted under this Plan is canceled, terminates, expires, or lapses for any reason, any shares subject to such Award again shall be available for the grant of an Award under the Plan.

Any Awards or portions thereof that are settled in cash and not in shares of Common Stock shall not be counted against the foregoing Share Limit.

(c) Following the approval of the 2008 Plan by shareholders, the 2005 Plan may be used to make grants to employees covered by the approved sub-plan for United Kingdom employees under the 2005 Plan. Any shares of Common Stock subject to options which are granted to United Kingdom employees after the 2008 Plan has been approved by shareholders shall be counted against the 2008 Plan Share Limit as one share for every one share subject thereto.

4. Administration of the Plan.

For purposes of the power to grant Awards to directors, the Committee shall consist of the entire Board. For other Plan purposes, the Plan shall be administered by the Compensation and Leadership Development Committee of the Board, or any other committee the Board may subsequently appoint to administer the Plan, as herein described. The Committee shall have full and final authority, in its discretion, but subject to the express provisions of the Plan to:

(a) grant Awards, to determine the terms of each Award, the individuals to whom, the number of shares subject to, and the time or times at which, Awards shall be granted;

(b) interpret the Plan;

(c) prescribe, amend and rescind rules and regulations relating to the Plan;

(d) determine the terms and provisions of the respective agreements (which need not be identical) by which Awards shall be evidenced;

(e) make all other determinations deemed necessary or advisable for the administration of the Plan;

(f) require withholding from or payment by a Grantee of any federal, state or local taxes;

(g) impose, on any Grantee, such additional conditions, restrictions and limitations upon exercise and retention of Awards as the Committee shall deem appropriate;

(h) treat any Grantee who retires as a continuing employee for purposes of the Plan; and

(i) modify, extend or renew any Award previously granted; provided, however, that this provision shall not provide authority to reprice Awards to a lower exercise price.

Any action of the Committee with respect to the administration of the Plan shall be taken pursuant to a majority vote or by the unanimous written consent of its members. The Committee may delegate all or any part of its responsibilities and powers to any executive officer or officers of the Corporation selected by it. Any such delegation may be revoked by the Board or by the Committee at any time.

5. Option Participation.

Options may be granted to directors, officers and key employees of the Corporation and any of its subsidiaries. In selecting the individuals to whom Options shall be granted, as well as in determining the number of Options granted, the Committee shall take into consideration such factors as it deems relevant pursuant to accomplishing the purposes of the Plan. A Grantee may, if otherwise eligible, be granted an additional Option or Options if the Committee shall so determine.

6. Granting of Options.

The officers of the Corporation are authorized and directed, upon receipt of notice from the Committee of the granting of an Option, to deliver on behalf of the Corporation, by mail or otherwise, to the Grantee an Option upon the terms and conditions specified under the Plan and in the form of the Award Agreement. The Award Agreement shall be dated as of the date of approval of the granting of an Option by the Committee. If the Grantee fails to accept the Award within 30 days after the date of its delivery to Grantee, the Option grant may be deemed withdrawn.

Where an Option has been granted under the provisions of the HM Revenue & Customs Approved Rules for UK Employees (the "Sub-Plan") and the number of shares of Common Stock subject to that Option is limited by virtue of Rule 17 of the Sub-Plan, there shall be deemed to have been granted a separate Option (for the avoidance of doubt, not granted under the provisions of the Sub-Plan) on the same date and time and under the same terms for the number of shares of Common Stock in excess of the limit set out in Rule 17 of the Sub-Plan.

7. Option Exercise Price.

The purchase price of the Common Stock covered by each Option shall be not less than the Fair Market Value of such Stock on the Grant Date. Such price shall be subject to adjustment as provided in Article 19 hereof.

8. Option Designation.

At the time of the grant of each Option, the Committee shall designate the Option as (a) an Incentive Stock Option or (b) a Non-Qualified Stock Option, as described in Sections (a) and (b) below, respectively.

(a) Incentive Stock Options: Any Option designated as an Incentive Stock Option shall comply with the requirements of Section 422 of the Code, including the requirement that incentive stock options may only be granted to individuals who are employed by the Corporation, a parent or a subsidiary corporation of the Corporation. If an Option is so designated, the Fair Market Value (determined as of the Grant Date) of the shares of Stock with respect to which that and any other Incentive Stock Option first becomes exercisable during any calendar year under this Plan or any other stock option plan of the Corporation or its affiliates shall not exceed $100,000; provided, however, that the time or times of exercise of an Incentive Stock Option may be accelerated pursuant to Article 12, 13 or 19 hereof, terms of the Plan and, in the event of such acceleration, such Incentive Stock Option shall be treated as a Non-Qualified Option to the extent that the aggregate Fair Market Value (determined as of the Grant Date) of the shares of stock with respect to which such Option first becomes exercisable in the calendar year (including Options under this Plan and any other Plan of the corporation or its affiliates) exceeds $100,000, the extent of such excess to be determined by the Committee taking into account the order in which the Options were granted, or such other factors as may be consistent with the requirements of Section 422 of the Code and rules promulgated thereunder. Furthermore, no Incentive Stock Option shall be granted to any individual who, immediately before the Option is granted, directly or indirectly owns (within the meaning of Section 425(d) of the Code, as amended) shares representing more than 10% of the total combined voting power of all classes of stock of the Corporation or its subsidiaries, unless, at the time the option is granted, and in accordance with the provisions of Section 422, the option exercise price is 110% of the Fair Market Value of shares of Stock subject to the Option and the Option must be exercised within 5 years of the Grant Date.

(b) Non-Qualified Stock Options: All Options not subject to or in conformance with the additional restrictions required to satisfy Section 422 shall be designated Non-Qualified Stock Options.

9. Stock Appreciation Rights.

The Committee may, in its discretion, grant SARs to directors, officers and key employees of the Corporation and any of its subsidiaries. If any unexercised SAR for any reason terminates or expires in whole or in part prior to termination of the Plan, such unexercised SARs shall become available for granting under the Plan. The Committee may grant SARs at any time and from time to time to any Grantee, designate such SARs as related to Options then being granted or granted within six months prior to the Grant Date of the SAR, and set such terms and conditions upon the exercise of the SARs as it may determine in its discretion, provided that the written agreement evidencing such SARs shall comply with and be subject to the following terms and conditions:

(a) No SAR granted hereunder shall be exercisable until the expiration of six months from the Grant Date of the SAR unless the Grantee terminates employment by reason of death or disability prior to the expiration of such six-month period.

(b) A Grantee's right to exercise an SAR shall terminate when the Grantee is no longer an employee of the Corporation or any of its subsidiaries unless such right is extended as provided under Article 13 hereunder.

(c) In the event adjustments are made to the number of shares, exercise price, or time or times of exercise of outstanding Options upon the occurrence of an event described in Article 19 hereunder, appropriate adjustments shall be made in the number of SARs available for future grant, the number of SARs under existing grants, the exercise price of the existing SARs, and the time or times of exercise of such SARs.

(d) Unless the written agreement expressly provides otherwise, if and to the extent an SAR is granted in relation to an Option, exercise of the SAR or Option shall result in the extinguishment of the related right to the extent such SAR or Option for shares is exercised.

(e) Unless the written agreement expressly provides otherwise, any SARs granted shall be exercisable in accordance with Article 12.

(f) Upon the exercise of SARs, the Grantee shall be entitled to receive an amount determined by multiplying (1) the difference obtained by subtracting the Fair Market Value of the share of Common Stock as of the Grant Date of the SAR or, in the case of a SAR which is related to an Option, the purchase price per share of Common Stock under such Option, from the Fair Market Value of a share of Common Stock on the date of exercise, by (2) the number of SARs exercised. At the discretion of the Committee, the payment upon the exercise of the SARs may be in cash, in shares of Common Stock of equivalent value, or in some combination thereof. The number of available shares under Award shall not be affected by any cash payments.

10. Non-transferability of Options and SARs.

Any Option or SAR granted hereunder shall, by its terms, be non-transferable by a Grantee other than by will or the laws of descent and shall be exercisable during the Grantee's lifetime solely by the Grantee or the Grantee's duly appointed guardian or personal representative. Notwithstanding the foregoing, the Committee may permit a Grantee to transfer a Non-Qualified Stock Option or SAR to a family member or a trust or partnership for the benefit of a family member, in accordance with rules established by the Committee.

11. Substituted Options or SARs.

In the event the Committee cancels any Option or SAR granted under this Plan, and a new Option or SAR is substituted therefore, the Grant Date of the canceled Option or SAR (except to the extent inconsistent with the restrictions described in Article 8, if applicable) shall be the date used to determine the earliest date for exercising the new substituted Option under Article 12 hereunder so that the Grantee may exercise the substituted Option or

SAR at the same time as if the Grantee had held the substituted Option or SAR since the Grant Date of the canceled Option. Except in connection with a corporate transaction involving the Corporation (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares), the terms of outstanding Awards may not be amended to reduce the exercise price of outstanding Options or SARs or cancel outstanding Options or SARS in exchange for cash, other awards or Options or SARs with an exercise price that is less than the exercise price of the original Options or SARs without stockholder approval. Nothing in this Section 11 shall provide authority to substitute Awards in a manner which will have the effect of repricing Awards to a lower exercise price.

12. Vesting of Options and SARs.

The Committee shall have the power to set the time or times within which each Option and SAR shall be exercisable, and to accelerate the time or times of exercise. If an SAR is related to an Option, the Grant Date of such SAR for purposes of this Article 12 shall be the Grant Date of the related Option. No Option or SAR may be exercised if in the opinion of counsel for the Corporation the issuance or sale of Stock or payment of cash by the Corporation, as appropriate, pursuant to such exercise shall be unlawful for any reason, nor after the expiration of 10 years from the Grant Date. In no event shall the Corporation be required to issue fractional shares upon the exercise of an Option.

13. Exercise Period for Options and SARs.

Unless otherwise provided herein or in a specific Option or SAR Agreement which may provide longer or shorter periods during which the Award may be exercised, no Option or SAR shall be exercisable after the earliest of:

(a) in the case of an Incentive Stock Option:

(i) 10 years from the date the option is granted, or five years from the date the option is granted to an individual owning (after the application of the family and other attribution rules of Section 424(d) of the Code) at the time such option was granted, more than 10% of the total combined voting power of all classes of stock of the Corporation,

(ii) three months after the date the Grantee ceases to perform services for the Corporation or its subsidiaries, if such cessation is for any reason other than death, disability (within the meaning of Code Section 22(e)(3)), retirement or Cause,

(iii) three years after the date the Grantee ceases to perform services for the Corporation or its subsidiaries, if such cessation is by reason of the Grantee's death, disability (within the meaning of Code Section 22(e)(3)) or retirement in accordance with normal Corporation retirement practices, as determined by the Committee in its sole discretion (provided that such Option must be exercised within the time period prescribed by Section 422 of the Code to be treated as an Incentive Stock Option); or

(iv) the date the Grantee ceases to perform services for the Corporation or its subsidiaries, if such cessation is for Cause, as determined by the Corporation or the Committee in its sole discretion;

(b) in the case of a Nonqualified Stock Option:

(i) ten (10) years from the date of grant,

(ii) ninety days after the date the Grantee ceases to perform services for the Corporation or its subsidiaries, if such cessation is for any reason other than death, permanent disability, retirement or Cause,

(iii) three years after the date the Grantee ceases to perform services for the Corporation or its subsidiaries, if such cessation is by reason of the Grantee's death, permanent disability or retirement in accordance with normal Corporation retirement practices, as determined by the Committee in its sole discretion; or

(iv) the date the Grantee ceases to perform services for the Corporation or its subsidiaries, if such cessation is for Cause, as determined by the Corporation or the Committee in its sole discretion;

(c) in the case of an SAR:

(i) seven (7) years from the date of grant,

(ii) ninety days after the date the Grantee ceases to perform services for the Corporation or its subsidiaries, if such cessation is for any reason other than death, permanent disability, retirement or Cause,

(iii) one year after the date the Grantee ceases to perform services for the Corporation or its subsidiaries, if such cessation is by reason of death or permanent disability,

(iv) three years after the date the Grantee ceases to perform services for the Corporation or its subsidiaries, if such cessation is by reason of the Grantee's retirement in accordance with normal Corporation retirement practices, as determined by the Committee in its sole discretion; or

(v) the date the Grantee ceases to perform services for the Corporation or its subsidiaries, if such cessation is for Cause, as determined by the Corporation or the Committee in its sole discretion;

provided, that, unless otherwise provided in a specific grant agreement or determined by the Committee, an Option or SAR shall only be exercisable for the periods above following the date an optionee ceases to perform services to the extent the option was exercisable on the date of such cessation. Notwithstanding the foregoing, no Option or SAR shall be exercisable after the date of expiration of its term.

14. Method of Exercise.

To the extent that the right to purchase shares pursuant to an Option or to exercise an SAR has accrued hereunder, such Option or SAR may be exercised as follows:

(a) Options: Options may be exercised in whole or in part from time to time as specified in the Option agreement. The exercise notice shall state the number of shares being purchased and be accompanied by the payment in full of the exercise price for such shares. Such payment shall be made in cash, outstanding shares of the Common Stock which the Grantee, the Grantee's spouse or both have beneficially owned for at least six months prior to the time of exercise, or in combinations thereof. If shares of Common Stock are used in part or full payment for the shares to be acquired upon exercise of the Option, such shares shall be valued for the purpose of such exchange as of the date of exercise of the Option at the Fair Market Value of the shares.

(b) SARs: SARs may be exercised in whole or in part from time to time as specified in the SAR agreement.

15. Restricted Stock Awards.

The Committee may, in its discretion, grant Restricted Stock to directors, officers and key employees of the Corporation and any of its subsidiaries. Restricted Stock Awards may consist of shares issued subject to forfeiture if specified conditions are not satisfied ("Restricted Stock Shares") or agreements to issue shares of Common Stock in the future if specified conditions are satisfied ("Restricted Stock Units"). The Committee may condition the grant of Restricted Stock upon the attainment of Performance Goals so that the grant qualifies as "performance-based compensation" within the meaning of Section 162(m) of the Code. The Committee may also condition the grant of Restricted Stock upon such other conditions, restrictions and contingencies as the Committee may determine. The provisions of Restricted Stock Awards need not be the same with respect to each recipient. Restricted Stock Awards shall be subject to the following terms and conditions:

(a) Each Restricted Stock Award shall be confirmed by, and be subject to the terms of, an Award Agreement identifying the restrictions applicable to the Award.

(b) Until the applicable restrictions lapse or the conditions are satisfied, the Grantee shall not be permitted to sell, assign, transfer, pledge or otherwise encumber the Restricted Stock Award.

(c) Except to the extent otherwise provided in the applicable Award Agreement and (d) below, the portion of the Restricted Stock Award still subject to restriction shall be forfeited by the Grantee upon termination of the Grantee's service for any reason.

(d) In the event of hardship or other special circumstances of a Grantee whose service is terminated (other than for Cause), the Committee may waive in whole or in part any or all remaining restrictions with respect to such Grantee's Restricted Stock Award.

(e) If and when the applicable restrictions lapse, unrestricted shares of Common Stock shall be issued to the Grantee.

(f) A Grantee receiving an Award of Restricted Stock Shares shall have all of the rights of a shareholder of the Corporation, including the right to vote the shares and the right to receive any cash dividends. Unless otherwise determined by the Committee, cash dividends shall be paid in cash and dividends payable in stock shall be paid in the form of additional Restricted Stock Shares.

(g) A Grantee receiving an Award of Restricted Stock Units shall not be deemed the holder of any shares covered by the Award, or have any rights as a shareholder with respect thereto, until such shares are issued to him/her.

16. Performance Stock Awards.

The Committee may grant Performance Stock Awards either alone or in addition to other Awards granted under the Plan. The Committee anticipates that the Performance Stock Awards will be subject to both a performance condition and a condition related to the Grantee's continued employment. The Committee shall determine the eligible employees to whom and the time or times at which Performance Stock Awards will be made, the number of shares subject to the Award, the time or times within which such Awards will be subject to forfeiture and any other terms and conditions of the Awards. Performance Stock Awards shall be subject to the following terms and conditions:

(a) The Performance Stock Awards will be conditioned upon the attainment of one or more preestablished, objective corporate Performance Goals so that the Award qualifies as "performance-based compensation" within the meaning of Section 162(m) of the Code.

Performance Goals shall be based on one or more business criteria that apply to the individual, a business unit, or the Corporation as a whole. It is intended that any Performance Goal will be in a form that relates the Performance Stock Award to an increase in the value of the Corporation to its shareholders.

(b) Performance Goals shall be established in writing by the Committee not later than 90 days after the commencement of the period of service to which the Performance Goal relates. The preestablished Performance Goal must state, in terms of an objective formula or standard, the method for computing the number of shares earned or subject to further vesting conditions if the goal is attained.

(c) Following the close of the performance period, the Committee shall determine whether the Performance Goal was achieved, in whole or in part, and determine the number of shares earned or subject to further vesting conditions.

(d) The Performance Stock Awards may be conditioned upon such other conditions, restrictions and contingencies as the Committee may determine, including the Grantee's continued employment. The provisions of Performance Stock Awards need not be the same with respect to each recipient.

(e) Until all conditions for a Performance Stock Award have been satisfied, the Grantee shall not be permitted to sell, assign, transfer, pledge or otherwise encumber the Award.

(f) Except to the extent otherwise provided by the Committee and (g) below, the portion of the Award still subject to restriction shall be forfeited by the Grantee upon termination of a Grantee's service for any reason.

(g) In the event of hardship or other special circumstances of a Grantee whose employment is terminated (other than for Cause), the Committee may waive in whole or in part any or all remaining restrictions with respect to such Grantee's Performance Stock Award.

(h) If and when the applicable restrictions lapse, unrestricted shares of Common Stock for such shares shall be issued to the Grantee.

A Grantee receiving a Performance Stock Award shall not be deemed the holder of any shares covered by the Award, or have any rights as a shareholder with respect thereto, until such shares are issued to him/her following the lapse of the applicable restrictions.

16A. Unrestricted Stock Awards.

(a) The Committee may grant Unrestricted Stock Awards, either alone or in addition to other Awards granted under the Plan. Except as otherwise provided in Section 16A(b), an Unrestricted Stock Award shall consist of unrestricted shares of Common Stock.

(b) To the extent permitted by the Committee in its discretion and in accordance with Section 409A of the Code, a Grantee who is a non-employee director of the Corporation may elect to defer receipt of the Stock covered by an Unrestricted Stock Award pursuant to a valid election under the Director Deferred Compensation Plan, in which event such Grantee's Award shall consist of Deferred Stock Units. A Grantee receiving an Award of Deferred Stock Units shall not be deemed the holder of any Shares covered by the Award, or have any rights as a shareholder with respect thereto, until such Shares are issued to him/her in payment of such Deferred Stock Units. The timing of the issuance of such Shares, and the timing of payment of any dividends payable with respect to the Shares underlying the Deferred Stock Units, shall be determined in accordance with the terms of the Director Deferred Compensation Plan and the Grantee's election thereunder.

(c) Unrestricted Stock Awards shall be evidenced in such manner as the Committee shall determine.

17. Cash Incentive Awards.

The Committee may establish Cash Incentive Awards either alone or in addition to other Awards granted under the Plan. The Committee shall determine the employees to whom and the time or times at which Cash Incentive Awards shall be granted, and the conditions upon which such Awards will be paid. The maximum Cash Incentive Award payable to an employee in any fiscal year shall not exceed $4,000,000. Cash Incentive Awards shall be subject to the following terms and conditions:

(a) A Cash Incentive Award under the Plan shall be paid solely on account of the attainment of one or more preestablished, objective Performance Goals. Performance Goals shall be based on one or more business criteria that apply to the individual, a business unit, or the Corporation as a whole. Performance Goals shall be established in writing by the Committee not later than 90 days after the commencement of the period of service to which the Performance Goal relates The pre-established Performance Goal must state, in terms of an objective formula or standard, the method for computing the amount of compensation payable to any employee if the goal is attained.

(b) Following the close of the performance period, the Committee shall determine whether the Performance Goal was achieved, in whole or in part, and determine the amount payable to each employee.

This Plan does not limit the authority of the Corporation, the Board or the Committee, or any Subsidiary to award bonuses or authorize any other compensation to any person.

18. Withholding.

The Corporation shall have the power and the right to deduct or withhold, or require a Grantee to remit to the Corporation, an amount sufficient to satisfy Federal, state, and local taxes (including the Grantee's FICA obligation) required by law to be withheld with respect to any taxable event arising or as a result of this Plan. With respect to withholding required upon the exercise of Options or SARs, upon the lapse of restrictions on Restricted Stock or the payment of Performance Stock Awards, Grantees may elect, subject to the approval of the Committee, to satisfy the withholding requirement, in whole or in part, by having the Corporation withhold shares having a Fair Market Value on the date the tax is to be determined equal to the minimum statutory total tax which could be imposed on the transaction.

19. Effect of Change in Stock Subject to Plan.

In the event of a reorganization, recapitalization, stock split, stock dividend, merger, consolidation, rights offering or like transaction, the Committee will make such adjustment in the number of and class of shares which may be delivered under the Plan, and in the number and class of and/or price of shares subject to outstanding Options, SARs, Restricted Stock, Performance Stock and Unrestricted Stock Awards granted under the Plan as it may deem to be equitable. While the Committee must make such an adjustment, the determination by the Committee as to what is equitable shall be at its discretion. Notwithstanding, in the event of the merger or consolidation of the Corporation with or into another corporation or corporations in which the Corporation is not the surviving corporation, the adoption of any plan for the dissolution of the Corporation, or the sale or exchange of all or substantially all the assets of the Corporation for cash or for shares of stock or other securities of another corporation, the Committee may, subject to the approval of the Board of Directors of the Corporation, or the board of directors of any corporation assuming the obligations of the Corporation hereunder, take action regarding each outstanding and unexercised Option and SAR pursuant to either clause (a) or (b) below:

(a) Appropriate provision may be made for the protection of such Option and SAR by the substitution on an equitable basis of appropriate shares of the surviving or related corporation, provided that the excess of the aggregate Fair Market Value of the shares subject to such Award immediately before such substitution over the exercise price thereof is not more than the excess of the aggregate fair market value of the substituted shares made subject to Award immediately after such substitution over the exercise price thereof; or

(b) The Committee may cancel such Award. In the event any Option or SAR is canceled, the Corporation, or the corporation assuming the obligations of the Corporation hereunder, shall pay the Grantee an amount of cash (less normal withholding taxes) equal to the excess of the Fair Market Value per share of the Stock immediately preceding the cancellation over the exercise price, multiplied by the number of shares subject to such Option or SAR. In the event any other Award is canceled, the Corporation, or the corporation assuming the obligations of the Corporation hereunder, shall pay the Grantee an amount of cash or stock, as determined by the Committee, based upon the value, as determined by the Committee, of the property (including cash) received by the holder of a share of Common Stock as a result of such event. No payment shall be made to a Grantee for any Option or SAR if the exercise price for such Option or SAR exceeds the value, as determined by the Committee, of the property (including cash) received by the holder of a share of Common Stock as a result of such event.

Notwithstanding anything to the contrary, in the event a Change in Control should occur, all Options, SARs, Restricted Stock Shares and Restricted Stock Units then outstanding shall become immediately vested or exercisable upon the date of the Change in Control. Further, the Committee shall have the right to cancel such Options or SARs and pay the Grantee an amount determined under (b) above.

20. Liquidation.

Upon the complete liquidation of the Corporation, any unexercised Options and SARs theretofore granted under this Plan shall be deemed canceled.

21. No Employment or Retention Agreement Intended.

Neither the establishment of, nor the awarding of Awards under this Plan shall be construed to create a contract of employment or service between any Grantee and the Corporation or its subsidiaries; nor does it give any Grantee the right to continued service in any capacity with the Corporation or its subsidiaries or limit in any way the right of the Corporation or its subsidiaries to discharge any Grantee at any time and without notice, with or without Cause, or to any benefits not specifically provided by this Plan, or in any manner modify the Corporation's right to establish, modify, amend or terminate any profit sharing or retirement plans.

22. Shareholder Rights.

Grantee shall not, by reason of any Options granted hereunder, have any right of a shareholder of the Corporation with respect to the shares covered by the Options until shares of Stock have been issued to Grantee.

23. Controlling Law.

The law of the State of Wisconsin, except its law with respect to choice of law, shall be controlling in all matters relating to the Plan.

24. Indemnification.

In addition to such other rights of indemnification as they may have, the members of the Committee and other Corporation employees administering the Plan and the Board members shall be indemnified by the Corporation against the reasonable expenses, including attorneys' fees actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan or any Option granted thereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Corporation) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such member acted in bad faith in the performance of his duties; provided that within 20 days after institution of any such action, suit or proceeding, the member shall in writing offer the Corporation the opportunity, at its own expense, to handle and defend the same.

25. Use of Proceeds.

The proceeds from the sale of shares of Common Stock pursuant to Options granted under the Plan shall constitute general funds of the Corporation.

26. Amendment of the Plan.

The Board may from time to time amend, modify, suspend or terminate the Plan; provided, however, that no such action shall be made without shareholder approval where such change would be required in order to comply with Rule 16b-3 or the Code.

27. Effective Date of Plan.

The Plan shall become effective on the date it is approved by the shareholders of the Corporation (the "Effective Date").

28. Termination of the Plan.

The Plan will expire ten (10) years after the Effective Date, solely with respect to the granting of Incentive Stock Options or such later date as may be permitted by the Code for Incentive Stock Options; provided, however, that the Plan shall terminate at such earlier time as the Board may determine. Any such termination, either partially or wholly, shall not affect any Awards then outstanding under the Plan.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10–K

(mark one)

_X_ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended October 2, 2010

OR

____ **TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 001-14423

PLEXUS CORP.

(Exact Name of Registrant as Specified in its Charter)

Wisconsin	**39-1344447**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One Plexus Way
Neenah, Wisconsin 54956
(920) 722-3451
(Address, including zip code, of principal executive offices and Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 par value	The NASDAQ Global Select Market
Preferred Share Purchase Rights	The NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes _✔_ No__

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes___ No _✔_

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _✔_ No ____

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes _✔_ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [✔]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer _✔_	Accelerated filer ___
Non-accelerated filer ____ (Do not check if a smaller reporting company)	Smaller reporting company _____

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ___ No _✔_

As of April 3, 2010, 40,124,064 shares of common stock were outstanding, and the aggregate market value of the shares of common stock (based upon the $36.95 closing sale price on that date, as reported on the NASDAQ Global Select Market) held by non-affiliates (excludes 290,908 shares reported as beneficially owned by directors and executive officers – does not constitute an admission as to affiliate status) was approximately $1,471.8 million.

As of November 12, 2010, there were 40,477,914 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Part of Form 10-K Into Which Portions of Document are Incorporated
Proxy Statement for 2011 Annual Meeting of Shareholders	Part III

[This page intentionally left blank]

"SAFE HARBOR" CAUTIONARY STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:

The statements contained in this Form 10-K that provide guidance or are not historical facts (such as statements in the future tense and statements including "believe," "expect," "intend," "plan," "anticipate," "goal," "target" and similar terms and concepts), including all discussions of periods which are not yet completed, are forward-looking statements that involve risks and uncertainties, including, but not limited to:

- the economic performance of the industries, sectors and customers we serve
- the risk of customer delays, changes, cancellations or forecast inaccuracies in both ongoing and new programs
- the poor visibility of future orders, particularly in view of current economic conditions
- the effects of the volume of revenue from certain sectors or programs on our margins in particular periods
- our ability to secure new customers, maintain our current customer base and deliver product on a timely basis
- the risk that our revenue and/or profits associated with customers who are acquired by third parties will be negatively affected
- the risks relative to new customers, including our arrangements with The Coca-Cola Company, which risks include customer delays, start-up costs, potential inability to execute, the establishment of appropriate terms of agreements and the lack of a track record of order volume and timing
- the risks of concentration of work for certain customers
- our ability to manage successfully a complex business model characterized by high customer and product mix, low volumes and demanding quality, regulatory and other requirements
- the risk that new program wins and/or customer demand may not result in the expected revenue or profitability
- the fact that customer orders may not lead to long-term relationships
- the effects of the current constrained supply environment, which has led and may continue to lead to periods of shortages and delays in obtaining components based on the lack of capacity at some of our suppliers to meet increased demand, or which may cause customers to increase forecasts and orders to secure raw material supply
- raw material and component cost fluctuations particularly due to sudden increases in customer demand
- the risks associated with excess and obsolete inventory, including the risk that inventory purchased on behalf of our customers may not be consumed or otherwise paid for by customers, resulting in an inventory write-off
- the weakness of the global economy and the continuing instability of the global financial markets and banking system, including the potential inability of our customers or suppliers to access credit facilities
- the effect of changes in the pricing and margins of products
- the effect of start-up costs of new programs and facilities, including our recent and planned expansions, such as our new replacement facility in Oradea, Romania, and our plans to further expand in Penang, Malaysia and other locations
- the risks associated with having significant operations and planned growth in countries outside the United States, including the effects of international political developments, economic or political instability, or foreign exchange rate fluctuations
- the adequacy of restructuring and similar charges as compared to actual expenses
- the risk of unanticipated costs, unpaid duties and penalties related to an ongoing audit of our import compliance by U.S. Customs and Border Protection
- possible unexpected costs and operating disruption in transitioning programs
- the potential effect of world or local events or other events outside our control (such as drug cartel-related violence in Mexico, changes in oil prices, terrorism and war in the Middle East)
- the impact of increased competition and other risks detailed below in "Risk Factors", otherwise herein, and in our Securities and Exchange Commission filings.

In addition, see Risk Factors in Part I, Item 1A and Management's Discussion and Analysis of Financial Condition and Results of Operations in Part II, Item 7 for a further discussion of some of the factors that could affect future results.

* * *

PART I

ITEM 1. BUSINESS

Overview

Plexus Corp. and its subsidiaries (together "Plexus," the "Company," or "we") participate in the Electronic Manufacturing Services ("EMS") industry. We deliver optimized Product Realization solutions through a unique Product Realization Value Stream service model. This customer focused service model seamlessly integrates innovative product design, customized supply chain solutions, uniquely configured "focused factory" manufacturing, global end-market fulfillment and after-market services to deliver comprehensive end-to-end solutions for customers. We provide these services to original equipment manufacturers ("OEMs") and other technology companies in the wireline/networking, wireless infrastructure, medical, industrial/commercial and defense/security/aerospace market sectors. We provide advanced product design, manufacturing and testing services to our customers with a focus on the mid-to-lower-volume, higher complexity segment of the EMS market. Our customers' products typically require exceptional production and supply-chain flexibility, necessitating an optimized demand-pull-based manufacturing and supply chain solution across an integrated global platform. Many of our customers' products require complex configuration management and direct order fulfillment to their customers across the globe. In such cases we provide global logistics management and after-market service and repair. Our customers' products may have stringent requirements for quality, reliability and regulatory compliance. We offer our customers the ability to outsource all phases of product realization, including product specifications; development, design and design verification; regulatory compliance support; prototyping and new product introduction; manufacturing test equipment development; materials sourcing, procurement and supply-chain management; product assembly/manufacturing, configuration and test; order fulfillment, logistics and service/repair.

Plexus is passionate about its goal to be the best EMS company in the world at providing services for customers that have mid-to-lower-volume requirements and a higher complexity of products. We have tailored our engineering services, manufacturing operations, supply-chain management, workforce, business intelligence systems, financial goals and metrics specifically to support these types of programs. Our flexible manufacturing facilities and processes are designed to accommodate customers with multiple product-lines and configurations as well as unique quality and regulatory requirements. Each of these customers is supported by a multi-disciplinary customer team and one or more uniquely configured "focus factories" supported by a supply-chain and logistics solution specifically designed to meet the flexibility and responsiveness required to support that customer's fulfillment requirements.

Our go-to-market strategy is also tailored to our target market sectors and business strategy. We have business development and customer management teams that are dedicated to each of the five sectors we serve. These teams are accountable for understanding the sector participants, technology, unique quality and regulatory requirements and longer-term trends in these sectors. Further, these teams help set our strategy for growth in these sectors with a particular focus on expanding the services and value-add that we provide to our current customers while strategically targeting select new customers to add to our portfolio.

Our financial model is aligned with our business strategy, with our primary focus to earn a return on invested capital ("ROIC") in excess of our weighted average cost of capital ("WACC"). The smaller volumes, flexibility requirements and fulfillment needs of our customers typically result in greater investments in inventory than many of our competitors, particularly those that provide EMS services for high-volume, less complex products with less stringent requirements (such as consumer electronics). In addition, our cost structure relative to these peers includes higher investments in selling and administrative costs as a percentage of sales to support our sector-based go-to-market strategy, smaller program sizes, flexibility, and complex quality and regulatory compliance requirements. By exercising discipline to generate a ROIC in excess of our WACC, our goal is to ensure that Plexus creates a value proposition for our shareholders as well as our customers.

Our customers include both industry-leading OEMs and other technology companies that have never manufactured products internally. As a result of our focus on serving market sectors that rely on advanced electronics technology, our business is influenced by technological trends such as the level and rate of development of telecommunications infrastructure, the expansion of networks and use of the Internet. In addition, the federal Food and Drug Administration's approval of new medical devices, defense procurement practices and other governmental approval and regulatory processes can affect our business. Our business has also benefited from the trend to increased outsourcing by OEMs.

We provide most of our contract manufacturing services on a turnkey basis, which means that we procure some or all of the materials required for product assembly. We provide some services on a consignment basis, which means that the customer supplies the necessary materials, and we provide the labor and other services required for product assembly. Turnkey services require material procurement and warehousing, in addition to manufacturing, and involve greater resource investments than consignment services. Other than certain test equipment and software used for internal operations, we do not design or manufacture our own proprietary products.

Established in 1979 as a Wisconsin corporation, we have approximately 8,700 full-time employees, including approximately 1,600 engineers and technologists dedicated to product development and design, test equipment development and design, and manufacturing process development and control, all of whom operate from 22 active facilities in 15 locations, totaling approximately 2.8 million square feet.

We maintain a website at www.plexus.com. We make available through that website, free of charge, copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Reports on Form 8-K, and amendments to those reports, as soon as reasonably practical after we electronically file those materials with, or furnish them to, the Securities and Exchange Commission ("SEC"). Our Code of Conduct and Business Ethics is also posted on our website. You may access these SEC reports and the Code of Conduct and Business Ethics by following the links under "Investor Relations" at our website.

Services

Plexus offers a broad range of integrated services as more fully described below; our customers may utilize any, or all, of the following services and tend to use more of these services as their outsourcing strategies mature:

Product development and design. We provide comprehensive conceptual design and value-engineering services. These product design services include project management, feasibility studies, product conceptualization, specification development for product features and functionality, circuit design (including digital, microprocessor, power, analog, radio frequency (RF), optical and micro-electronics), field programmable gate array design (FPGA), printed circuit board layout, embedded software design, mechanical design (including thermal analysis, fluidics, robotics, plastic components, sheet metal enclosures, and castings), development of test specifications and product verification testing. We invest in the latest design automation tools and technology. We also provide comprehensive value-engineering services for our customers that extend the life cycles of their products. These value-added services include engineering change-order management, cost reduction redesign, component obsolescence management, product feature expansion, test enhancement and component re-sourcing.

Prototyping and new product introduction services. We provide assembly of prototype products within our operating sites. We supplement our prototype assembly services with other value-added services, including materials management, analysis of the manufacturability and testability of a design, test implementation and pilot production runs leading to volume production. These services link our engineering and our customers' engineering to our volume manufacturing facilities. These links facilitate an efficient transition from engineering to manufacturing. We believe that these services provide significant value to our customers by accelerating their products' time-to-market schedule, reducing change activity and providing a robust product set.

Test equipment development. Enhanced product functionality has led to increasingly complex components and assembly techniques; consequently, there is a need to design and assemble increasingly complex in-circuit and functional test equipment for electronic products and assemblies. Our internal development of this test equipment allows us to rapidly specify, implement, maintain and enhance test solutions that efficiently test printed circuit assemblies, subassemblies, system assemblies and finished products. We also develop specialized equipment that allows us to environmentally stress-test products during functional testing to assure reliability. We believe that the internal design and production of test equipment is an important factor in our ability to provide technology-driven products of consistently high quality.

Material sourcing and procurement. We provide contract manufacturing services on either a "turnkey" basis, which means we source and procure the materials required for product assembly, or on a "consignment" basis, which means the customer supplies the materials necessary for product assembly. Turnkey services include materials procurement and warehousing in addition to manufacturing and involve greater resource investment and potential inventory risk than consignment services. Substantially all of our manufacturing services are currently on a turnkey basis.

Agile manufacturing services. We have the manufacturing services expertise required to assemble very complex electronic products that utilize multiple printed circuit boards and subassemblies. These manufacturing services, which we endeavor to provide on an agile and rapid basis, are typically configured to fulfill unique end-customer requirements and many are shipped directly to our customers' end users. We provide a range of higher level assembly services to our customers; these products typically fall into one of the following categories in our assembly spectrum:

- Printed circuit board assembly – a printed circuit board ("PCB") populated with electronic components.
- Basic assembly – a sub-assembly that includes PCBs and other components.
- System integration – a finished product or sub-system assembly that includes more complex components such as PCB's, basic assemblies, custom engineered components, displays, optics, metering and measurement or thermal management.
- Mechatronic integration – more complex system integration that combines electronic controls with mechanical systems and processes such as motion control, robotics, drive systems, fluidics, hydraulics or pneumatics.

System integration and mechatronic integration products can be very large and could include products such as kiosks, finished medical products and complex electro-mechanical assemblies. These products often combine many of the other integrated services we provide and may require more unique facility configurations as well as supply chain solutions than we typically employ.

Fulfillment and logistic services. We provide fulfillment and logistic services to many of our customers. Direct Order Fulfillment ("DOF") entails receiving orders from our customers that provide the final specifications required by the end-customer. We then Build to Order ("BTO") and Configure to Order ("CTO") and deliver the product directly to the end-customer. The DOF process relies on Enterprise Resource Planning ("ERP") systems integrated with those of our customers to manage the overall supply chain from parts procurement through manufacturing and logistics.

After-market support. We provide service support for manufactured products requiring repair and/or upgrades, which may or may not be under a customer's warranty. In support of certain customers, we provide these services for some products which we did not originally manufacture. We provide in and out bound logistics required to support fulfillment and service.

Regulatory requirements. In addition, we have developed certain processes and tools to meet industry-specific requirements. Among these are the tools and processes to assemble finished medical devices that meet U.S. Food and Drug Administration Quality Systems Regulation requirements and similar regulatory requirements in other countries.

Our manufacturing and engineering facilities are ISO certified to 9001:2008 standards. We have additional certifications and/or registrations held by certain of our facilities in various geographic locations:

- Medical Standard ISO 13485:2003 – United States, Asia, Mexico, Europe
- Environmental Standard ISO – 14001 – United States, Asia, Europe
- Environmental Standard OSHAS 18001 – Asia, Europe
- 21 CFR Part 820 (FDA) (Medical) – United States, Asia
- Telecommunications Standard TL 9000 – United States, Asia
- Aerospace Standard AS9100 – United States, Asia, Europe
- NADCAP certification – United States, Asia
- FAR 145 certification (FAA repair station) – United States
- ITAR (International Traffic and Arms Regulation) self-declaration – United States
- ANSI/ESD (Electrostatic Discharge Control Program) S20.20 – United States, Asia
- ATEX/IECEx certification – Asia, Europe

Customers and Market Sectors Served

We provide services to a wide variety of customers, ranging from large multinational companies to smaller emerging technology companies. During fiscal 2010, we served approximately 130 customers. For many customers, we provide design and production capabilities, thereby allowing these customers to concentrate on research and development, concept development, distribution, marketing and sales. This helps accelerate their time to market, reduce their investment in engineering and manufacturing capacity and optimize total product cost.

Juniper Networks, Inc. ("Juniper") accounted for 16 percent of our net sales in fiscal 2010, and 20 percent in both fiscal 2009 and fiscal 2008, respectively. No other customer accounted for 10 percent or more of our net sales in fiscal 2010, 2009 or 2008. The loss of any of our major customers could have a significant negative impact on our financial results.

Many of our large customers contract with us through independent multiple divisions, subsidiaries, production facilities or locations. We believe that in most cases our sales to any one such division, subsidiary, facility or location are not dependent on sales to others.

The distribution of our net sales by market sectors is shown in the following table:

	Fiscal years ended		
Industry	October 2, 2010	October 3, 2009	September 27, 2008
Wireline/Networking	43%	44%	44%
Wireless Infrastructure	12%	11%	9%
Medical	20%	22%	21%
Industrial/Commercial	18%	13%	16%
Defense/Security/Aerospace	7%	10%	10%
	100%	100%	100%

Although our current business development focus is based on the end-market sectors noted above, we evaluate our financial performance and allocate our resources on a geographic basis (see Note 13 in Notes to Consolidated Financial Statements regarding our reportable segments). Our array of services for customers in each of these end markets is essentially the same and we do not dedicate operational equipment, personnel, facilities or other resources to particular end markets, nor do we internally track our costs and resources on this basis.

Materials and Suppliers

We typically purchase raw materials, including printed circuit boards and electronic components, from manufacturers and distributors. In addition, under certain circumstances, we will purchase components from brokers, customers or competitors. The key electronic components we purchase include specialized components such as application-specific integrated circuits, semiconductors, interconnect products, electronic subassemblies (including memory modules, power supply modules and cable and wire harnesses), inductors, resistors and capacitors. Along with these electronic components, we also purchase components used in manufacturing and higher-level assembly. These components include molded/formed plastics, sheet metal fabrications, aluminum extrusions, robotics, motors, vision sensors, motion/actuation, fluidics, displays, die castings and various other hardware and fastener components. All of these components range from standard to highly customized and vary widely in terms of market availability and price.

Occasional component shortages and subsequent allocations by suppliers are an inherent risk of the electronics industry. Components shortages have been an issue for the industry and for us in fiscal 2010; these shortages are discussed more fully in "Risk Factors" in Part I, Item 1A herein. We actively manage our business to try to minimize our exposure to material and component shortages. We have a corporate sourcing and procurement organization whose primary purpose is to develop supply-chain sources and create strong supplier alliances to ensure, as much as possible, a steady flow of components at competitive prices. We also have a global expediting and escalation process that we believe provides Plexus the ability to effectively track and manage component shortages. Since we design products and therefore can influence the selection of components used in some new products, component manufacturers often provide us with priority access to materials and components, even during times of shortages. We have undertaken a series of initiatives, including the use of advanced supply chain solutions to improve continuity of supply and supply chain flexibility.

New Business Development

Our new business development is organized around end-markets, or market sectors. Each market sector has a team of dedicated resources including a business development vice president, a customer management vice president, sales account executives, customer directors, customer managers, engineering and manufacturing subject matter experts, and market sector analysts. Our sales and marketing efforts focus on both targeting new customers and expanding business with existing customers. We believe our ability to provide a full range of product realization services is a marketing advantage; our sector teams participate in marketing through direct customer contact and participation in industry events and seminars.

Competition

The market for the services we provide is highly competitive. We compete primarily on the basis of meeting the unique needs of our customers, and providing flexible solutions, timely order fulfillment and strong engineering, testing and production capabilities. We have many competitors in the EMS industry. Larger and more geographically diverse competitors have substantially more resources than we do. Other, smaller competitors primarily compete only in specific sectors, typically within limited geographical areas. We also compete against companies that design or manufacture items in-house. In addition, we compete against foreign, low-labor cost manufacturers. This foreign, low-labor cost competition tends to focus on commodity and consumer-related products, which is not our focus.

Intellectual Property

We own various service marks that we use in our business; these marks are registered in the trademark offices of the United States and other countries. Although we own certain patents, they are not currently material to our business. We do not have any material copyrights.

Information Technology

Our integrated ERP platform serves all of our manufacturing sites. This ERP platform augments our other management information systems and includes software from J.D. Edwards (now part of the Oracle Corporation) and several other vendors. The ERP platform includes various software systems to enhance and standardize our ability to translate information from multiple production facilities into operational and financial information and create a consistent set of core business applications at our facilities worldwide. We believe the related software licenses are of a general commercial character on terms customary for these types of agreements.

Environmental Compliance

We are subject to a variety of environmental regulations relating to air emission standards and the use, storage, discharge and disposal of hazardous chemicals used during our manufacturing process. We believe that we are in compliance with all federal, state and foreign environmental laws and do not anticipate any significant expenditures in maintaining our compliance; however, there can be no assurance that violations will not occur which could have a material adverse effect on our financial results.

Employees

Our employees are one of our primary strengths, and we make a considerable effort to maintain a well-qualified and motivated work force. We have been able to offer enhanced career opportunities to many of our employees. Our human resources department identifies career objectives and monitors specific skill developments for employees with potential for advancement. We invest at all levels of the organization to ensure that employees are well trained. We have a policy of involvement and consultation with employees at every facility and strive for continuous improvement at all levels.

We employ approximately 8,700 full-time employees. Given the quick response times required by our customers, we seek to maintain flexibility to scale our operations as necessary to maximize efficiency. To do so, we use skilled temporary labor in addition to our full-time employees. In the United Kingdom, approximately 210 of our employees are covered by union agreements. These union agreements are typically renewed at the beginning of each year, although in a few cases these agreements may last two or more years. Our employees in the United States, Romania, Malaysia, China and Mexico are not covered by union agreements. We have no history of labor disputes at any of our facilities. We believe that our employee relationships are good.

ITEM 1A. RISK FACTORS

Our net sales and operating results may vary significantly from period to period.

Our quarterly and annual results may vary significantly depending on various factors, many of which are beyond our control. These factors include:

- the volume and timing of customer demand relative to our capacity
- the typical short life-cycle of our customers' products
- customers' operating results and business conditions
- changes in our customers' sales mix
- failures of our customers to pay amounts due to us
- volatility of customer demand for certain programs and sectors
- challenges associated with the engagement of new customers or additional work from existing customers
- the timing of our expenditures in anticipation of future orders
- our effectiveness in planning production and managing inventory, fixed assets and manufacturing processes
- changes in cost and availability of labor and components and
- changes in U.S. and global economic and political conditions and world events.

The majority of our net sales come from a relatively small number of customers and a limited number of market sectors; if we lose any of these customers or if there are problems in those market sectors, our net sales and operating results could decline significantly.

Net sales to our ten largest customers have represented a majority of our net sales in recent periods. Our ten largest customers accounted for approximately 57 percent of our net sales for both fiscal years ended October 2, 2010 and October 3, 2009. For the fiscal year ended October 2, 2010, there was one customer that represented 10 percent or more of our net sales. Our principal customers may vary from period to period, and our principal customers may not continue to purchase services from us at current levels, or at all. Significant reductions in net sales to any of these customers, or the loss of other major customers, could seriously harm our business.

In addition, we focus our net sales to customers in only a few market sectors. Each of these sectors is subject to macroeconomic conditions as well as trends and conditions that are sector specific. Shifts in the performance of a sector served by Plexus, as well as the economic and business conditions that affect the sector, can particularly impact Plexus. For instance, sales in the medical sector are substantially affected by trends in that industry, such as government reimbursement rates and uncertainties relating to the financial health and structure of U.S. health care generally. Any weakness in the market sectors in which our customers are concentrated could affect our business and results of operations.

In the current economic environment, we are seeing increased merger and acquisition activity that has already affected, and may continue to impact, our customers. Specifically, two of our customers were acquired in the first quarter of fiscal 2010. Both of these customers are beginning to reduce orders to Plexus as they transition these programs to other EMS providers.

Instability in the global credit markets and continuing economic weakness may adversely affect our earnings, liquidity and financial condition.

Global financial and credit markets have been, and continue to be, unstable and unpredictable. Worldwide economic conditions have been weak and may deteriorate further. The instability of the markets and weakness of the economy could continue to affect the demand for our customers' products, the amount, timing and stability of their product demand from us, the financial strength of our customers and suppliers, their ability or willingness to do business with us, our willingness to do business with them, and/or our suppliers' and customers' ability to fulfill their obligations to us and/or the ability of us, our customers or our suppliers to obtain credit. Further, global credit market and economic challenges may affect the ability of counterparties to our agreements, including our credit agreement and interest rate swap agreements, to perform their obligations under those agreements. These factors could adversely affect our operations, earnings and financial condition.

As of October 2, 2010, we held $2.0 million of auction rate securities maturing on March 17, 2042, which were classified as "other" long-term assets and whose underlying assets are in guaranteed student loans that are backed by a U. S. government agency. If the credit quality deteriorates for these adjustable rate securities, we may in the future be required to record an impairment charge on these investments.

Our customers do not make long-term commitments and may cancel or change their production requirements.

EMS companies must respond quickly to the requirements of their customers. We generally do not obtain firm, long-term purchase commitments from our customers. Customers also cancel requirements, change production quantities, delay production or revise their forecasts for a number of reasons that are beyond our control. The success of our customers' products in the market and the strength of the markets themselves affect our business. Cancellations, reductions or delays by a significant customer, or by a group of customers, could seriously harm our operating results and negatively affect our working capital levels. Such cancellations, reductions or delays have occurred and may continue to occur.

In addition, we make significant decisions based on our estimates of customers' requirements, including determining the levels of business that we will seek and accept, production schedules, component procurement commitments, working capital management, facility requirements, personnel needs and other resource requirements. The short-term nature of our customers' commitments and the possibility of rapid changes in demand for their products reduce our ability to accurately estimate the future requirements of those customers. Since many of our operating expenses are fixed, a reduction in customer demand can harm our operating results. Moreover, since our margins vary across customers and specific programs, a reduction in demand with higher margin customers or programs will have a more significant adverse effect on our operating results.

Rapid increases in customer requirements may stress personnel and other capacity resources. We may not have sufficient resources at any given time to meet all of our customers' demands or to meet the requirements of a specific program.

Defense contracting can be subject to extensive procurement processes and other factors that can affect the timing and duration of contracts as well as product demand. For example, defense procurement is subject to continued Congressional appropriations for these programs, as well as continued determinations by the Department of Defense regarding whether to continue them. Products for the military are also subject to continued testing of their operations in the field and changing military operational needs, which could affect the possibility and timing of future orders. While those arrangements may result in a significant amount of net sales in a short period of time, they may or may not result in continuing long-term projects or relationships. Even in the case of continuing long-term projects or relationships, orders in the defense sector can be episodic, can vary significantly from period to period, and are subject to termination.

We have a complex business model, and our failure to properly manage that model could affect our operations and financial results.

Our business model focuses on products and services in the mid-to-lower-volume, higher-mix segment of the EMS market. Our customers' products typically require significant production and supply-chain flexibility, necessitating optimized demand-pull-based manufacturing and supply chain solutions across an integrated global platform. The products we manufacture are also typically complex, highly regulated, and require complicated configuration management and direct order fulfillment capabilities to global end customers. Relative to many of our competitors that manufacture more standardized products with larger production runs, our business model requires a greater degree of attention and resources, including working capital, management and technical personnel, and the development and maintenance of systems and procedures to manage diverse manufacturing, regulatory, and service requirements. If we fail to effectively manage our business model, we may lose customer confidence and our reputation may suffer. The Company's reputation is the foundation of our relationships with key stakeholders. If we are unable to effectively manage real or perceived issues, which could negatively impact sentiments toward the Company, our ability to maintain or expand business opportunities could be impaired and our financial results could suffer on a going-forward basis.

Challenges associated with the engagement of new customers or programs could affect our operations and financial results.

Our engagement with new customers, as well as the addition of new work for existing customers, can present challenges in addition to opportunities. We need to ensure that our terms of engagement, including our pricing and other contractual provisions, appropriately reflect the anticipated costs, risks, and rewards of an opportunity. The failure to establish appropriate terms of engagement could adversely affect our profitability and margins.

Also, there are inherent risks associated with the timing and ultimate realization of a new program's anticipated revenue. Some new programs require us to devote significant capital and personnel resources to new technologies and competencies. We may not meet customer expectations, which could damage our relationships with the affected customers and impact our ability to deliver conforming product on a timely basis. Further, the success of new programs may depend heavily on factors such as product reliability, market acceptance, and/or regulatory approvals. The failure of a new program to meet expectations on these factors, or our inability to effectively execute on a new program's requirements, could result in lost financial opportunities and adversely affect our results of operations.

Our manufacturing services involve inventory risk.

Most of our contract manufacturing services are provided on a turnkey basis, under which we purchase some, or all, of the required raw materials and component parts. Excess or obsolete inventory could adversely affect our operating results.

In our turnkey operations, we order materials and components based on customer forecasts and/or orders. Suppliers may require us to purchase materials and components in minimum order quantities that may exceed customer requirements. A customer's cancellation, delay or reduction of forecasts or orders can also result in excess inventory or additional expense to us. Engineering changes by a customer may result in obsolete raw materials or component parts. While we attempt to cancel, return or otherwise mitigate excess and obsolete materials and components and require customers to reimburse us for excess and obsolete inventory, we may not actually be reimbursed timely or be able to collect on these obligations.

In addition, we provide managed inventory programs for some of our customers under which we hold and manage finished goods or work-in-process inventories. These managed inventory programs result in higher inventory levels, further reduce our inventory turns and increase our financial exposure with such customers. Even though our customers generally have contractual obligations to purchase such inventories from us, we remain subject to the risk of enforcing those obligations.

We may experience raw material and component parts shortages and price fluctuations.

We do not have any long-term supply agreements. At various times, including fiscal 2010, we have experienced raw material and component parts shortages due to supplier capacity constraints or their failure to deliver. Part shortages were prevalent in fiscal 2010 across the EMS industry, based on the relatively quick recovery of the demand for technological equipment and the resulting capacity constraints at suppliers; shortages have continued into fiscal 2011. Such constraints can also be caused by world events, such as foreign government policies, terrorism, armed conflict, economic recession and epidemics. We rely on a limited number of suppliers for many of the raw materials and component parts used in the assembly process and, in some cases, may be required to use suppliers that are the sole provider of a particular raw material or component part. Such suppliers may encounter quality problems or financial difficulties which could preclude them from delivering raw materials or component parts timely or at all. Some suppliers have ceased doing business due to economic or other circumstances, and more may do so in the future. Supply shortages and delays in deliveries of raw materials or component parts have in some cases resulted in delayed production of assemblies, which have increased our inventory levels and adversely affected our operating results in certain periods. An inability to obtain sufficient inventory on a timely basis could also harm relationships with our customers.

In addition, raw material and component parts that are delivered to us may not meet our specifications or other quality criteria. Certain materials provided to us may be counterfeit or violate the intellectual property rights of others. The need to obtain replacement materials and parts may negatively affect our manufacturing operations. The inadvertent use of any such parts or products may also give rise to liability claims.

Raw material and component part supply shortages and delays in deliveries can also result in increased pricing. While many of our customers permit quarterly or other periodic adjustments to pricing based on changes in raw material or component part prices and other factors, we typically bear the risk of price increases that occur between any such repricing or, if such repricing is not permitted, during the balance of the term of the particular customer contract. Conversely, raw material and component part price reductions have contributed positively to our operating results in the past. Our inability to continue to benefit from such reductions in the future could adversely affect our operating results.

Failure to manage periods of growth or contraction, if any, may seriously harm our business.

Our industry frequently sees periods of expansion and contraction to adjust to customers' needs and market demands. Plexus regularly contends with these issues and must carefully manage its business to meet customer and market requirements. If we fail to manage these growth and contraction decisions effectively, we can find ourselves with either excess or insufficient resources and our business, as well as our profitability, may suffer.

Expansion can inherently include additional costs and start-up inefficiencies. We expanded in China (Hangzhou) and Romania (Oradea) in fiscal 2009 and have announced further anticipated expansion in Malaysia (Penang) and a larger, owned facility to replace a leased building in Romania (Oradea). If we are unable to effectively manage our currently anticipated growth, or related anticipated net sales are not realized, our operating results could be adversely affected. In addition, we may expand our operations in new geographical areas where currently we do not operate. Other risks of current or future expansion include:

- the inability to successfully integrate additional facilities or incremental capacity and to realize anticipated synergies, economies of scale or other value
- additional fixed costs which may not be fully absorbed by new business
- difficulties in the timing of expansions, including delays in the implementation of construction and manufacturing plans
- diversion of management's attention from other business areas during the planning and implementation of expansions
- strain placed on our operational, financial and other systems and resources and
- inability to locate sufficient customers, employees or management talent to support the expansion.

Periods of contraction or reduced net sales, or other factors affecting particular sites, create other challenges. We must determine whether facilities remain viable, whether staffing levels need to be reduced, and how to respond to changing levels of customer demand. While maintaining multiple facilities or higher levels of employment entail short-term costs, reductions in facilities and/or employment could impair our ability to respond to market improvements or to maintain customer relationships. Our decisions to reduce costs and capacity can affect our short-term and long-term results. When we make decisions to reduce capacity or to close facilities, we frequently incur restructuring charges.

In addition, to meet our customers' needs, or to achieve increased efficiencies, we sometimes require additional capacity in one location while reducing capacity in another. For example, in early fiscal 2009 we ceased operations at our former Ayer, Massachusetts facility and reduced headcount in Juarez, Mexico and other North American facilities, even though we continued to expand in other areas. Since customers' needs and market conditions can vary and change rapidly, we may find ourselves in a situation where we simultaneously experience the effects of contraction in one location and expansion in another location, such as those noted above.

Plexus is a multinational corporation and operating in foreign countries exposes us to increased risks, including adverse local developments and foreign currency risks.

We have operations in several foreign countries, which in the aggregate represented approximately 55 percent of our revenues for the fiscal year ended October 2, 2010. We also purchase a significant number of components manufactured in foreign countries. These international aspects of our operations, which are likely to increase over time, subject us to the following risks that could materially impact our operations and operating results:

- economic, political or civil instability, including significant drug cartel-related violence in Juarez, Mexico
- transportation delays or interruptions
- foreign exchange rate fluctuations
- difficulties in staffing and managing foreign personnel in diverse cultures
- compliance with laws, such as the Foreign Corrupt Practices Act, applicable to U.S. companies doing business overseas
- the effects of international political developments and
- foreign regulatory requirements and potential changes to those requirements.

We continue to monitor our risk associated with foreign currency translation and have entered into limited forward contracts to minimize this risk. As our foreign operations expand, our failure to adequately hedge foreign currency transactions and/or the currency exposures associated with assets and liabilities denominated in non-functional currencies could adversely affect our consolidated financial condition, results of operations and cash flows.

In addition, changes in policies by the U.S. or foreign governments could negatively affect our operating results due to changes in duties, tariffs, taxes or limitations on currency or fund transfers. For example, our facility in Mexico operates under the Mexican Maquiladora program, which provides for reduced tariffs and eased import regulations; we could be adversely affected by changes in that program or our failure to comply with its requirements. Also, our Malaysian and Xiamen, China subsidiaries currently receive favorable tax treatments from these governments that extend through 2019 and 2013, respectively, and are subject to certain conditions with which the Company expects to comply. The Malaysian Investment Development Authority granted approval to extend our tax holiday in Malaysia for a period of five years through December 31, 2024, subject to certain conditions. China and Mexico passed new tax laws that took effect on January 1, 2008. These laws did not materially impact our tax rates in fiscal 2009 or fiscal 2010, but may result in a higher effective tax rate on our operations in future periods. Finally, on November 1, 2009, Mexico adopted tax reform legislation which took effect January 1, 2010, and provides for a temporary increase in its income tax and value added tax rates from 28% to 30% and 15% to 16%, respectively, along with certain other changes. While we continue to analyze the impact of this legislation, we do not currently believe it will have a material impact on our effective income tax rate in future periods. Given the scope of our international operations and our foreign tax arrangements, proposed changes to the manner in which U.S. based multinational companies are taxed in the U.S. could have a material impact on our operating results and competitiveness.

We and our customers are subject to extensive government regulations and third party certification requirements.

We are subject to extensive government regulation relating to the products we design and manufacture and as to how we conduct our business. These regulations affect the sectors we serve and every aspect of our business, including our labor, employment, workplace safety, environmental and import/export practices, as well as many other facets of our operations. In addition, as a result of customer requirements and the need to enhance our competitive position, we seek to obtain and maintain various certifications from third parties relating to our quality systems and standards. Our failure to comply with these regulations and certifications could seriously affect our operations, customer relationships, reputation and profitability.

Our medical sector business is subject to substantial government regulation, primarily from the federal Food and Drug Administration ("FDA") and similar regulatory bodies in other countries. We must comply with statutes and regulations covering the design, development, testing, manufacturing and labeling of medical devices and the reporting of certain information regarding their safety. Failure to comply with these regulations can result in, among other things, fines, injunctions, civil penalties, criminal prosecution, recall or seizure of devices, or total or partial suspension of production. The FDA also has the authority to require repair or replacement of equipment, or the refund of the cost of a device manufactured or distributed by our customers. Violations may lead to penalties or shutdowns of a program or a facility. Failure or noncompliance could have an adverse effect on our reputation as well as our results of operations. In addition, government reimbursement rates and other regulations, as well as the financial health of health care providers, and proposed changes in how health care in the U.S. is structured, could affect the willingness and ability of end customers to purchase the products of our customers in the medical sector.

We also design and manufacture products for customers in the defense and aerospace industries. Companies that design and manufacture products for these industries face significant regulation by the Department of Defense, Department of State, Federal Aviation Authority, and other governmental agencies in the U.S. as well as in other countries. Failure to comply with those requirements could result in fines, penalties, injunctions, criminal prosecution, and an inability to participate in contracts with the government or their contractors, any of which could materially affect our financial condition and results of operations.

The end-markets for most of our customers in the wireline/networking and wireless infrastructure sectors are subject to regulation by the Federal Communications Commission, as well as by various state and foreign government agencies. The policies of these agencies can directly affect both the near-term and long-term demand and profitability of the sector and therefore directly impact the demand for products that we manufacture.

At the corporate level, as a publicly-held company, we are subject to increasingly stringent laws, regulation and other requirements, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, affecting among other areas our accounting, corporate governance practices, and securities disclosures. Our failure to comply with these requirements could materially affect our financial condition and results of operations.

The growth and changing requirements of our business are imposing a heightened level of activity involving import and export compliance requirements on us. We were notified in April 2009 by U.S. Customs and Border Protection ("CBP") of its intention to conduct a customary Focused Assessment of our import activities during fiscal 2008 and of our processes and procedures to comply with U.S. Customs laws and regulations. During September 2010 the Company reported errors relating to import trade activity from July 2004 to the date of Plexus' report. The Company is currently awaiting final determination of CBP duties and fees. Plexus has agreed that it will implement improved processes and procedures and review these corrective measures with CBP. At this time, we do not believe that any deficiencies in processes or controls or unanticipated costs, unpaid duties or penalties associated with this matter will have a material adverse effect on Plexus or the Company's consolidated financial position, results of operations or cash flows.

Our operations are subject to federal, state, and local environmental regulations pertaining to air, water, and hazardous waste and the health and safety of our workplace. If we fail to comply with present and future regulations, we could be subject to liabilities or the suspension of business. These regulations could restrict our ability to expand our facilities or require us to acquire costly equipment or incur significant expense associated with the ongoing operation of our business or remediation efforts.

Our customers are also required to comply with various government regulations, legal requirements, and certification requirements, including many of the industry-specific regulations discussed above. Our customers' failure to comply could affect their businesses, which in turn would affect our sales to them. In addition, if our customers are required by regulation or other requirements to make changes in their product lines, these changes could significantly disrupt particular projects for these customers and create inefficiencies in our business.

If we are unable to maintain our engineering, technological and manufacturing process expertise, our results may be adversely affected.

The markets for our manufacturing, engineering and other services are characterized by rapidly changing technology and evolving process developments. Our internal processes are also subject to these factors. The continued success of our business will depend upon our continued ability to:

- retain our qualified engineering and technical personnel
- maintain and enhance our technological capabilities
- choose and maintain appropriate technological and service capabilities
- successfully manage the implementation and execution of information systems
- develop and market manufacturing services which meet changing customer needs and
- successfully anticipate, or respond to, technological changes on a cost-effective and timely basis.

Although we believe that our operations utilize the assembly and testing technologies, equipment and processes that are currently required by our customers, we cannot be certain that we will develop the capabilities required by our customers in the future. The emergence of new technology, industry standards or customer requirements may render our equipment, inventory or processes obsolete or noncompetitive. In addition, we may have to acquire new design, assembly and testing technologies and equipment to remain competitive. The acquisition and implementation of new technologies and equipment may require significant expense or capital investment that could reduce our liquidity and negatively affect our operating results. Our failure to anticipate and adapt to our customers' changing technological needs and requirements could have an adverse effect on our business.

An inability to successfully manage the procurement, development, implementation, or execution of information systems may adversely affect our business.

As a global company with a complex business model, we heavily depend on our information systems to support our customers' requirements and to successfully manage our business. Any inability to successfully manage the procurement, development, implementation, or execution of our information systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business.

Start-up costs and inefficiencies related to new or transferred programs can adversely affect our operating results.

The management of labor and production capacity in connection with the establishment of new programs and new customer relationships, such as our arrangements with The Coca-Cola Company, and the need to estimate required resources in advance of production can adversely affect our gross and operating margins. These factors are particularly evident in the early stages of the life-cycle of new products and new programs, which lack a track record of order volume and timing, as well as in program transfers between facilities. We are managing a number of new programs at any given time. Consequently, we are exposed to these factors. In addition, if any of these new programs or new customer relationships were terminated, our operating results could worsen, particularly in the short term.

The effects of these start-up costs and inefficiencies can also occur when we transfer programs between locations. We conduct these transfers on a regular basis to address factors such as meeting customer needs, seeking long-term efficiencies or responding to market conditions, as well as due to facility closures. Although we try to minimize the potential losses arising from transitioning customer programs between Plexus facilities, there are inherent risks that such transitions can result in operational inefficiencies and the disruption of programs and customer relationships.

There may be problems with the products we design or manufacture that could result in liability claims against us and reduced demand for our services.

The products that we design and/or manufacture may be subject to liability or claims in the event that defects are discovered or alleged. We design and manufacture products to our customers' specifications, many of which are highly complex. Despite our quality control and quality assurance efforts, problems may occur, or may be alleged, in the design and/or manufacturing of these products. Problems in the products we manufacture, whether real or alleged, whether caused by faulty customer specifications or in the design or manufacturing processes or by a component defect, and whether or not we are responsible, may result in delayed shipments to customers and/or reduced or cancelled customer orders. If these problems were to occur in large quantities or too frequently, our business reputation may also be tarnished. In addition, problems may result in liability claims against us, whether or not we are responsible. These potential claims may include damages for the recall of a product and/or injury to person or property.

Even if customers or third parties, such as component suppliers, are responsible for defects, they may not, or may not be able to, assume responsibility for any such costs or required payments to us. While we seek to insure against many of these risks, insurance coverage may be either inadequate or unavailable, either in general or for particular types of products. We occasionally incur costs defending claims, and any such disputes could affect our business relationships.

Intellectual property infringement claims against our customers or us could harm our business.

Our design and manufacturing services and the products offered by our customers involve the creation and use of intellectual property rights, which subject us and our customers to the risk of claims of intellectual property infringement from third parties. In addition, our customers may require that we indemnify them against the risk of intellectual property infringement. If any claims are brought against us or our customers for infringement, whether or not these have merit, we could be required to expend significant resources in defense of those claims. In the event of an infringement claim, we may be required to spend a significant amount of money to develop non-infringing alternatives or obtain licenses. We may not be successful in developing alternatives or obtaining licenses on reasonable terms or at all. Infringement by our customers could cause them to discontinue production of some of their products, potentially with little or no notice, which may reduce our net sales to them and disrupt our production.

Additionally, if third parties on whom we rely for products or services, such as component suppliers, are responsible for an infringement (including through the supply of counterfeit parts), we may or may not be able to hold them responsible and we may incur costs in defending claims or providing remedies. Such infringements may also cause our customers to abruptly discontinue selling the impacted products, which would adversely affect our net sales of those products, and could affect our customer relationships more broadly. Similarly, claims affecting our suppliers could cause those suppliers to discontinue selling materials and components upon which we rely.

Our products are for end markets that require technologically advanced products with relatively short life-cycles.

Factors affecting the technology-dependent end markets that we serve, in particular short product life-cycles, could seriously affect our customers and, as a result, Plexus. These factors include:

- the inability of our customers to adapt to rapidly changing technology and evolving industry standards that result in short product life-cycles
- the inability of our customers to develop and market their products, some of which are new and untested and
- the potential that our customers' products may become obsolete or the failure of our customers' products to gain widespread commercial acceptance.

Even if our customers successfully respond to these market challenges, their responses, including any consequential changes we must make in our business relationships with them and our production for them, can affect our production cycles, inventory management and results of operations.

Increased competition may result in reduced demand or reduced prices for our services.

The EMS industry is highly competitive and has become more so as a result of excess capacity in the industry. We compete against numerous U.S. and foreign EMS providers with global operations, as well as those which operate on only a local or regional basis. In addition, current and prospective customers continually evaluate the merits of manufacturing products internally and may choose to manufacture products themselves rather than outsource that process. Consolidations and other changes in the EMS industry result in a changing competitive landscape.

Some of our competitors have substantially greater managerial, manufacturing, engineering, technical, financial, systems, sales and marketing resources than ourselves. These competitors may:

- respond more quickly to new or emerging technologies
- have greater name recognition, critical mass and geographic and market presence
- be better able to take advantage of acquisition opportunities
- adapt more quickly to changes in customer requirements
- devote greater resources to the development, promotion and sale of their services and
- be better positioned to compete on price for their services.

We may operate at a cost disadvantage compared to other EMS providers that have lower internal cost structures or greater direct buying power with component suppliers, distributors and raw material suppliers. Our manufacturing processes are generally not subject to significant proprietary protection, and companies with greater resources or a greater market presence may enter our market or become increasingly competitive. Increased competition could result in significant price reductions, reduced sales and margins, or loss of market share.

We depend on certain key personnel, and the loss of key personnel may harm our business.

Our success depends in large part on the continued services of our key technical and management personnel, and on our ability to attract, develop and retain qualified employees, particularly highly skilled design, process and test engineers involved in the development of new products and processes and the manufacture of products. The competition for these individuals is significant, and the loss of key employees could harm our business.

From time to time, there are changes and developments, such as retirements, disability, death and other terminations of service that affect our executive officers and other key employees. Transitions of responsibilities among officers and key employees, particularly those that are unplanned, inherently can cause disruptions to our business and operations, which could have an effect on our results.

Energy price increases may reduce our profits.

We use some components made with petroleum-based materials. In addition, we use various energy sources transporting, producing and distributing products. Energy prices have recently been subject to volatility caused by market fluctuations, supply and demand, currency fluctuation, production and transportation disruption, world events, and changes in governmental programs.

Energy price increases raise both our material and operating costs. We may not be able to increase our prices enough to offset these increased costs. Increasing our prices also may reduce our level of future customer orders and profitability.

Natural disasters, epidemics and other events outside our control, and the ineffective management of such events, may harm our business.

Some of our facilities are located in areas that may be impacted by natural disasters, including hurricanes, earthquakes, water shortages, tsunamis and floods. All facilities are subject to other natural or man-made disasters such as those related to global climate change, fires, acts of terrorism, failures of utilities and epidemics. If such an event was to occur, our business could be harmed due to the event itself or due to our inability to effectively manage the effects of the particular event; potential harms include the loss of business continuity, the loss of business data and damage to infrastructure.

In addition, some of our facilities possess certifications necessary to work on specialized products that our other locations lack. If work is disrupted at one of these facilities, it may be impractical or we may be unable to transfer such specialized work to another facility without significant costs and delays. Thus, any disruption in operations at a facility possessing specialized certifications could adversely affect our ability to provide products and services to our customers, and thus negatively affect our relationships and financial results.

We may fail to secure or maintain necessary financing.

Under our credit facility, we have borrowed $150 million in term loans and can borrow up to $200 million in revolving loans of which $100 million is currently available, depending upon compliance with its defined covenants and conditions. However, we cannot be certain that the credit facility will provide all of the financing capacity that we will need in the future or that we will be able to change the credit facility or revise covenants, if necessary or appropriate in the future, to accommodate changes or developments in our business and operations. In addition, as a consequence of the turmoil in the global financial markets and banking systems, it is possible that counterparties to our financial agreements, including our credit agreement and our interest rate swap agreements, may not be willing or able to meet their obligations.

Our future success may depend on our ability to obtain additional financing and capital to support possible future growth and future initiatives. We may seek to raise capital by issuing additional common stock, other equity securities or debt securities, modifying our existing credit facilities or obtaining new credit facilities or a combination of these methods.

We may not be able to obtain capital when we want or need it, and capital may not be available on satisfactory terms. If we issue additional equity securities or convertible securities to raise capital, it may be dilutive to shareholders' ownership interests. Furthermore, any additional financing may have terms and conditions that adversely affect our business, such as restrictive financial or operating covenants, and our ability to meet any financing covenants will largely depend on our financial performance, which in turn will be subject to general economic conditions and financial, business and other factors.

If we are unable to maintain effective internal control over our financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a reduction in the value of our common stock.

As required by Section 404 of the Sarbanes-Oxley Act, the SEC adopted rules requiring public companies to include a report of management on the company's internal control over financial reporting in their annual reports on Form 10-K; that report must contain an assessment by management of the effectiveness of our internal control over financial reporting. In addition, the independent registered public accounting firm auditing a company's financial statements must attest to and report on the effectiveness of the company's internal control over financial reporting.

We are continuing our comprehensive efforts to comply with Section 404 of the Sarbanes-Oxley Act. If we are unable to maintain effective internal control over financial reporting, this could lead to a failure to meet our reporting obligations to the SEC, which in turn could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

The price of our common stock has been and may continue to be volatile.

Our stock price has fluctuated significantly in recent periods. The price of our common stock may fluctuate in response to a number of events and factors relating to us, our competitors and the market for our services, many of which are beyond our control.

In addition, the stock market in general, and share prices for technology companies in particular, have from time to time experienced extreme volatility, including weakness, that sometimes has been unrelated to the operating performance of these companies. These broad market and industry fluctuations, and concerns affecting the economy generally, may adversely affect the market price of our common stock, regardless of our operating results.

Among other things, volatility and weakness in our stock price could mean that investors may not be able to sell their shares at or above the prices that they paid. Volatility and weakness could also impair our ability in the future to offer common stock or convertible securities as a source of additional capital and/or as consideration in the acquisition of other businesses.

ITEM 1B. UNRESOLVED SEC STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our facilities comprise an integrated network of engineering and manufacturing centers with our corporate headquarters located in Neenah, Wisconsin. We own or lease facilities with approximately 2.8 million square feet of capacity. This includes approximately 1.6 million square feet in the United States, approximately 0.2 million square feet in Mexico, approximately 0.9 million square feet in Asia and approximately 0.1 million square feet in Europe. Approximately 0.2 million square feet of this capacity is subleased. Our facilities are described in the following table:

Location	Type	Size (sq. ft.)	Owned/Leased
Penang, Malaysia (1)	Manufacturing/Engineering	671,000	Owned
Neenah, Wisconsin (1)	Manufacturing	277,000	Leased
Appleton, Wisconsin (1)	Manufacturing	272,000	Owned
Nampa, Idaho	Manufacturing	216,000	Owned
Juarez, Mexico (2)	Manufacturing	210,000	Leased
Buffalo Grove, Illinois (1)	Manufacturing/Warehouse	189,000	Leased
Xiamen, China	Manufacturing	120,000	Leased
Hangzhou, China	Manufacturing	106,000	Leased
Kelso, Scotland	Manufacturing	57,000	Owned
Galashiels, Scotland (1)	Manufacturing/Warehouse/Office	43,000	Leased
Fremont, California	Manufacturing	46,000	Leased
Oradea, Romania (1)	Manufacturing/Office	20,000	Leased
Neenah, Wisconsin	Engineering/Office	105,000	Owned
Raleigh, North Carolina (1)	Engineering	28,000	Leased
Louisville, Colorado (1) (3)	Engineering	24,000	Leased
Darmstadt, Germany (4)	Engineering	16,000	Leased
Livingston, Scotland	Engineering	4,000	Leased
Neenah, Wisconsin (5)	Global Headquarters	104,000	Owned
Neenah, Wisconsin (1)	Office/Warehouse	84,000	Owned
Neenah, Wisconsin	Warehouse	39,000	Leased
San Diego, California (6)	Inactive/Other	198,000	Leased

(1) Includes more than one building.

(2) Lease renewal was signed in early fiscal 2010 and runs through December 2014.

(3) We entered into a new lease agreement in September 2010.

(4) We entered into a new lease agreement in October 2010.

(5) We completed the construction of the new Plexus global headquarters during the third quarter of fiscal 2010.

(6) This building is subleased and no longer used in our operations.

During October 2010, we announced our plans to construct a manufacturing facility in Oradea, Romania that will replace the facility we currently lease. The Company anticipates beginning construction during fiscal 2011.

In October 2010, we entered into an agreement to purchase land in Xiamen, China and anticipate beginning construction of an additional manufacturing facility during fiscal 2011.

In July 2010, we entered into an agreement to purchase state leasehold land in Penang, Malaysia, subject to various purchase contingencies. The Company began construction of an additional manufacturing facility on the land during early fiscal 2011.

Plexus completed the construction of a new corporate headquarters office facility in Neenah, Wisconsin, which was occupied during the third quarter of fiscal 2010. The building is owned by Plexus and located on a parcel of real estate on which Plexus has a ground lease with an option to purchase. The former Plexus headquarters facility in Neenah, Wisconsin, continues to be utilized primarily for engineering services.

ITEM 3. LEGAL PROCEEDINGS

In fiscal 2010, the Company determined that we would incur expenses up to approximately $1.1 million relating to non-conforming inventory received from a supplier, for which we expect partial recovery during fiscal 2011.

We were notified in April 2009 by U.S. Customs and Border Protection ("CBP") of its intention to conduct a customary Focused Assessment of our import activities during fiscal 2008 and of our processes and procedures to comply with U.S. Customs laws and regulations. During September 2010 the Company reported errors relating to import trade activity from July 2004 to the date of Plexus' report. The Company is currently awaiting final determination of CBP duties and fees. Plexus has agreed that it will implement improved processes and procedures and review these corrective measures with CBP. At this time, we do not believe that any deficiencies in processes or controls or unanticipated costs, unpaid duties or penalties associated with this matter will have a material adverse effect on Plexus or the Company's consolidated financial position, results of operations or cash flows.

In December 2009, the Company received settlement funds of approximately $3.2 million related to a court case in which the Company was a plaintiff. The settlement related to prior purchases of inventory and therefore was recorded as a reduction of cost of sales.

The Company is party to certain other lawsuits in the ordinary course of business. Management does not believe that these proceedings, individually or in the aggregate, will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth our executive officers, their ages and the positions currently held by each person:

Name	Age	Position
Dean A. Foate	52	President, Chief Executive Officer and Director
Ginger M. Jones	46	Vice President and Chief Financial Officer
Michael D. Buseman	49	Senior Vice President - Global Manufacturing Operations
Steven J. Frisch	44	Regional President – Plexus EMEA and Senior Vice President – Global Engineering Services
Todd P. Kelsey	45	Senior Vice President - Global Customer Services
Yong Jin Lim	50	Regional President - Plexus Asia Pacific
Joseph E. Mauthe	48	Vice President - Global Human Resources
Angelo M. Ninivaggi	43	Vice President, General Counsel, Corporate Compliance Officer and Secretary
Michael T. Verstegen	52	Senior Vice President - Global Market Development

Dean A. Foate joined Plexus in 1984 and has served as President and Chief Executive Officer since 2002, and as a director since 2000.

Ginger M. Jones joined Plexus in 2007 as Vice President - Finance and since August 2007 has served as Vice President and Chief Financial Officer. Prior to joining Plexus, Ms. Jones served as the Vice President and Corporate Controller for Banta Corporation from 2002 to 2007.

Michael D. Buseman joined Plexus in 2006 and began serving as Senior Vice President – Global Manufacturing Operations in 2007. Previously, he held various management roles in the Company including Vice President for Plexus Electronic Assembly – North American Operations and Vice President Manufacturing Technology and Quality. Prior to joining Plexus, Mr. Buseman served as Vice President and General Manager of Operations in Arden Hills, Minnesota for Celestica, Inc. from 2003 to 2006.

Steven J. Frisch joined Plexus in 1990 and began serving as Regional President – Plexus EMEA in October 2010, while retaining his responsibilities as Senior Vice President – Global Engineering Services, which began in 2007. Previously, Mr. Frisch served as Vice President of Plexus Technology Group's Raleigh and Livingston Design Centers from 2002 to 2007.

Todd P. Kelsey joined Plexus in 1994 and began serving as Senior Vice President – Global Customer Services in August 2007. Previously, Mr. Kelsey served as Vice President and then Senior Vice President of Plexus Technology Group from 2001 to 2007.

Yong Jin Lim joined Plexus in 2002 and began serving as Regional President – Plexus Asia Pacific in 2007. From 2003 to 2007 he served as Vice President of Operations – Asia.

Joseph E. Mauthe joined Plexus in 2007 and began serving as Vice President – Global Human Resources in February 2008. Prior to joining Plexus, Mr. Mauthe served as Senior Director, Human Resources and various other positions for Kimberly-Clark Corporation from 1985 to 2007.

Angelo M. Ninivaggi joined Plexus in 2002 as Director of Legal Services. Since 2006, Mr. Ninivaggi has served as Vice President, General Counsel and Secretary and, since 2007, Mr. Ninivaggi has also served as Corporate Compliance Officer.

Michael T. Verstegen joined Plexus in 1983, serving in various engineering positions, and has served as Senior Vice President, Global Market Development since 2006. Prior thereto, he served as Vice President from 2002 to 2006.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Price per Share

For the fiscal years ended October 2, 2010 and October 3, 2009, the Company's common stock has traded on the Nasdaq Stock Market, in the Nasdaq Global Select Market tier. The price information below represents high and low sale prices of our common stock for each quarterly period.

Fiscal Year Ended October 2, 2010	High	Low
First Quarter	$29.67	$23.96
Second Quarter	$38.00	$27.42
Third Quarter	$39.66	$25.58
Fourth Quarter	$31.69	$21.08

Fiscal Year Ended October 3, 2009	High	Low
First Quarter	$21.32	$11.62
Second Quarter	$18.22	$10.48
Third Quarter	$23.68	$14.44
Fourth Quarter	$27.36	$18.87

Performance Graph

The following graph compares the cumulative total return on Plexus common stock with the Nasdaq Stock Market Index for U.S. Companies and the Nasdaq Stock Market Index for Electronics Components Companies, both of which include Plexus. The values on the graph show the relative performance of an investment of $100 made on September 30, 2005, in Plexus common stock and in each of the indices. While the information presented below for 2005-2009 is provided as of the last business day of the respective fiscal year, information was not yet available for either of the indices at the time of preparation of this Report. Therefore, the fiscal 2010 information is presented as of September 30, 2010, the most recent date such information was available. Plexus stock closed at $29.35 on September 30, 2010, and at $30.73 on October 1, 2010, the last business day of fiscal 2010. By means of comparison to another market index that was available at the time of preparation of this Report, the Nasdaq Composite closed at 2,368.62 on September 30, 2010, and at 2,370.75 on October 1, 2010.

Comparison of Cumulative Total Return


200
180
160
140
120
100
80
60
40
20
0
DOLLARS
2005
2006
2007
2008
2009
2010
Plexus
Nasdaq-US
Nasdaq-Electronics

	2005	2006	2007	2008	2009	2010
Plexus	100	112	160	127	149	172
Nasdaq-US	100	105	125	103	76	89
Nasdaq-Electronics	100	102	133	96	94	101

Shareholders of Record; Dividends

As of November 12, 2010, there were approximately 660 shareholders of record. We have not paid any cash dividends. We currently anticipate that the majority of earnings in the foreseeable future will be retained to finance the development of our business. However, the Company evaluates from time to time potential uses of excess cash, which in the future may include share repurchases, a special dividend or recurring dividends. See also Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources", for a discussion of the Company's intentions regarding dividends, and loan covenants which could restrict dividend payments.

ITEM 6. SELECTED FINANCIAL DATA

Financial Highlights (dollars in thousands, except per share amounts)

	Fiscal Years Ended				
Operating Statement Data	**October 2, 2010**	**October 3, 2009**	**September 27, 2008**	**September 29, 2007**	**September 30, 2006**
Net sales	$ 2,013,393	$ 1,616,622	$ 1,841,622	$ 1,546,264	$ 1,460,557
Gross profit	206,922	154,776	205,761	163,539	158,700
Gross margin percentage	10.3%	9.6%	11.2%	10.6%	10.9%
Operating income	99,652	53,067(1)	102,827(2)	79,438(3)	80,262
Operating margin percentage	4.9%	3.3%	5.6%	5.1%	5.5%
Net income	89,533	46,327(1)	84,144(2)	65,718(3)	100,025(4)
Earnings per share (diluted)	$ 2.19	$ 1.17(1)	$ 1.92(2)	$ 1.41(3)	$ 2.15(4)
Cash Flow Statement Data					
Cash flows provided by operations	$ 1,962	$ 170,296	$ 64,181	$ 38,513	$ 83,084
Capital equipment additions	74,674	57,427	54,329	47,837	34,865
Balance Sheet Data					
Working capital	$ 523,472	$ 459,113	$ 439,077	$ 427,116	$ 359,068
Total assets	1,290,379	1,022,672	992,230	916,516	801,462
Long-term debt and capital lease obligations	112,466	133,163	154,532	25,082	25,653
Shareholders' equity	651,855	527,446	473,945	573,265	481,567
Return on average assets	7.7%	4.6%	8.8%	7.7%	14.3%
Return on average equity	15.2%	9.3%	16.1%	12.5%	24.3%
Inventory turnover ratio	4.1x	4.4x	5.3x	5.5x	6.4x

1) In fiscal 2009, we recorded goodwill impairment charges related to our United Kingdom operations of $5.7 million. In addition, we recorded pre-tax restructuring costs totaling $2.8 million which related primarily to the reduction of workforce in the United States and Mexico as well as fixed assets written down related to the closure of our Ayer, Massachusetts ("Ayer") facility. A favorable tax adjustment of approximately $1.4 million, primarily related to the conclusion of federal and state audits, was also recorded.

2) In fiscal 2008, we recorded pre-tax restructuring costs totaling $2.1 million which related primarily to the closure of our Ayer facility and the reduction of our workforce in Juarez, Mexico ("Juarez").

3) In fiscal 2007, we recorded pre-tax restructuring and asset impairment costs totaling $1.8 million which related primarily to the closure of our Maldon, England ("Maldon") facility and the reduction of our workforces in Juarez and Kelso, Scotland ("Kelso").

4) In fiscal 2006, we recorded a favorable adjustment of $17.7 million in the Consolidated Statements of Operations related to the reduction of a previously recorded valuation allowance on our deferred income tax assets in the United States. In addition, we recorded a $0.5 million loss, net of tax, related to a cumulative effect of a change in accounting principle related to the adoption of authoritative guidance related to asset retirement obligations.

We have not paid cash dividends in the past.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Plexus Corp. and its subsidiaries (together "Plexus," the "Company," or "we") participate in the Electronic Manufacturing Services ("EMS") industry. We deliver optimized Product Realization solutions through a unique Product Realization Value Stream service model. This customer focused service model seamlessly integrates innovative product design, customized supply chain solutions, uniquely configured "focused factory" manufacturing, global end-market fulfillment and after-market services to deliver comprehensive end-to-end solutions for customers. We provide these services to original equipment manufacturers ("OEMs") and other technology companies in the wireline/networking, wireless infrastructure, medical, industrial/commercial and defense/security/aerospace market sectors. We provide advanced product design, manufacturing and testing services to our customers with a focus on the mid-to-lower-volume, higher complexity segment of the EMS market. Our customers' products typically require exceptional production and supply-chain flexibility, necessitating an optimized demand-pull-based manufacturing and supply chain solution across an integrated global platform. Many of our customers' products require complex configuration management and direct order fulfillment to their customers across the globe. In such cases we provide global logistics management and after-market service and repair. Our customers' products may have stringent requirements for quality, reliability and regulatory compliance. We offer our customers the ability to outsource all phases of product realization, including product specifications; development, design and design verification; regulatory compliance support; prototyping and new product introduction; manufacturing test equipment development; materials sourcing, procurement and supply-chain management; product assembly/manufacturing, configuration and test; order fulfillment, logistics and service/repair.

Plexus is passionate about its goal to be the best EMS company in the world at providing services for customers that have mid-to-lower-volume requirements and a higher complexity of products. We have tailored our engineering services, manufacturing operations, supply-chain management, workforce, business intelligence systems, financial goals and metrics specifically to support these types of programs. Our flexible manufacturing facilities and processes are designed to accommodate customers with multiple product-lines and configurations as well as unique quality and regulatory requirements. Each of these customers is supported by a multi-disciplinary customer team and one or more uniquely configured "focus factories" supported by a supply-chain and logistics solution specifically designed to meet the flexibility and responsiveness required to support that customer's fulfillment requirements.

Our go-to-market strategy is also tailored to our target market sectors and business strategy. We have business development and customer management teams that are dedicated to each of the five sectors we serve. These teams are accountable for understanding the sector participants, technology, unique quality and regulatory requirements and longer-term trends in these sectors. Further, these teams help set our strategy for growth in these sectors with a particular focus on expanding the services and value-add that we provide to our current customers while strategically targeting select new customers to add to our portfolio.

Our financial model is aligned with our business strategy, with our primary focus to earn a return on invested capital ("ROIC") in excess of our weighted average cost of capital ("WACC"). The smaller volumes, flexibility requirements and fulfillment needs of our customers typically result in greater investments in inventory than many of our competitors, particularly those that provide EMS services for high-volume, less complex products with less stringent requirements (such as consumer electronics). In addition, our cost structure relative to these peers includes higher investments in selling and administrative costs as a percentage of sales to support our sector-based go-to-market strategy, smaller program sizes, flexibility, and complex quality and regulatory compliance requirements. By exercising discipline to generate a ROIC in excess of our WACC, our goal is to ensure that Plexus creates a value proposition for our shareholders as well as our customers.

Our customers include both industry-leading OEMs and other technology companies that have never manufactured products internally. As a result of our focus on serving market sectors that rely on advanced electronics technology, our business is influenced by technological trends such as the level and rate of development of telecommunications infrastructure, the expansion of networks and use of the Internet. In addition, the federal Food and Drug Administration's approval of new medical devices, defense procurement practices and other governmental approval and regulatory processes can affect our business. Our business has also benefited from the trend to increased outsourcing by OEMs.

We provide most of our contract manufacturing services on a turnkey basis, which means that we procure some or all of the materials required for product assembly. We provide some services on a consignment basis, which means that the customer supplies the necessary materials, and we provide the labor and other services required for product assembly. Turnkey services require material procurement and warehousing, in addition to manufacturing, and involve greater resource investments than consignment services. Other than certain test equipment and software used for internal operations, we do not design or manufacture our own proprietary products.

The following information should be read in conjunction with our consolidated financial statements included herein and "Risk Factors" included in Part I, Item 1A herein.

EXECUTIVE SUMMARY

As a consequence of the Company's use of a "4-4-5" weekly accounting system, periodically an additional week must be added to the fiscal year to re-align with a fiscal year end at the Saturday closest to September 30. In fiscal 2009, this required an additional week, which was added to the first fiscal quarter. Therefore, the comparisons between fiscal 2010 and fiscal 2009 reflect that fiscal 2010 included 364 days while fiscal 2009 included 371 days.

Fiscal 2010. Net sales for fiscal 2010 increased by $396.8 million, or 24.5 percent, from fiscal year 2009 to $2,013.4 million. Net sales increased in all of our market sectors during fiscal 2010, except for a slight decrease in the defense/security/aerospace sector. The overall higher net sales were driven primarily by stronger end-market conditions, as well as the ramp of production for new customer programs in the wireless infrastructure, wireline/networking, industrial/commercial, and medical sectors. These increases were partially offset by decreased net sales from two defense/security/aerospace sector customers, as well as decreased net sales to Juniper Networks, Inc. ("Juniper"). Net sales to Juniper, our largest customer, declined slightly as a result of decreased end-market demand for the mix of Juniper products produced by us.

Gross margin was 10.3 percent for fiscal 2010, which compared favorably to 9.6 percent for fiscal 2009. Gross margins in fiscal 2010 were higher due to the increased net sales, changes in customer mix and proceeds from a litigation settlement (see Note 12), partially offset by increases in variable incentive compensation expense due to strong financial performance as well as fixed expenses as a result of higher headcount.

Selling and administrative expenses were $107.3 million for fiscal 2010, an increase of $14.2 million, or 15.3 percent, from the $93.1 million for fiscal 2009. Sixty percent of the increase was due to higher variable incentive compensation in fiscal 2010 as compared to fiscal 2009. The remainder of the increase was driven primarily by increased employee compensation expense as a result of higher headcount to support revenue growth.

For fiscal 2010, the Company did not incur any restructuring or impairment charges as compared to restructuring and asset impairment charges of $8.6 million in fiscal 2009, as explained below.

Net income for fiscal 2010 was $89.5 million and diluted earnings per share were $2.19, which compared favorably to net income of $46.3 million, or $1.17 per diluted share, for fiscal 2009. Net income increased from the prior year period due to overall increased sales and higher gross margins, offset by increased fixed expenses and selling and administrative expenses. The effective tax rate in the current year period was 1 percent, which compares unfavorably to the 2 percent tax benefit in the prior year period. The increase in effective tax rate from the prior year period was primarily due to the mix of the Company's fiscal 2010 pre-tax income and the absence in 2010 of a net $1.4 million tax benefit resulting from a discrete event that occurred in fiscal 2009.

Fiscal 2009. Net sales for fiscal 2009 decreased by $225.0 million, or 12 percent, from fiscal year 2008 to $1,616.6 million. The challenging global economic environment contributed to lower revenues and decreased demand in all five of our end-market sectors. The overall reduction in net sales was driven primarily by decreased demand, resulting from economic conditions and lower end-market demand for our customers' products, in particular from customers in the industrial/commercial, defense/security/aerospace and wireline/networking sectors. In addition, the inability of our customer to secure additional orders for the product we formerly manufactured for our unnamed defense customer led to decreased demand of $57.4 million. Net sales in our wireline/networking sector declined mainly due to decreased demand from several customers, including Juniper, our largest customer.

The impact of overall economic conditions significantly contributed to reduced revenue, gross margin and ROIC below our normal expectations for the business. As a result, we took action in the second fiscal quarter of 2009 to control costs, including reducing discretionary spending and workforce reductions, as described in Note 10 to our Consolidated Financial Statements. In addition, we believe we took prudent steps to reduce our planned capital expenditures and working capital investments to balance potential future growth with then-current results.

Gross margin was 9.6 percent for fiscal 2009, which compared unfavorably to 11.2 percent for fiscal 2008. Gross margin in fiscal 2009 was negatively impacted by the decline in net sales and unfavorable changes in customer mix, particularly related to our unnamed defense customer as well as reduced demand from Juniper.

Selling and administrative expenses were $93.1 million for fiscal 2009, a decrease of $7.7 million, or 7.6 percent, from the $100.8 million for fiscal 2008. Decreased variable incentive compensation of $5.4 million as compared to fiscal 2008, as well as reductions relating to cost-cutting measures, contributed to the decline.

Restructuring and asset impairment charges were $8.6 million in fiscal 2009, related to goodwill impairment in our Europe reportable segment, the closure of our Ayer facility and the reduction of our workforce across our United States facilities and in Juarez. For fiscal 2008, we recorded restructuring and asset impairment charges of $2.1 million, related to the announcement of the closure of our Ayer facility and the reduction of our workforce in Juarez.

Net income for fiscal 2009 was $46.3 million and diluted earnings per share were $1.17, which compared unfavorably to net income of $84.1 million, or $1.92 per diluted share, for fiscal 2008. Fiscal 2009 was favorably impacted by a 2 percent effective tax rate benefit, a decrease from the 18 percent effective tax rate in fiscal 2008, due to a higher proportion of income in Malaysia and Xiamen, China, where we currently have reduced tax rates due to tax holidays which extend through 2019 and 2013, respectively.

Other. The effective income tax rates (benefits) for fiscal 2010, 2009 and 2008 were 1 percent, (2) percent and 18 percent, respectively. The changes in our effective tax rate from fiscal 2008 to fiscal 2010 is primarily due to a higher proportion of income in Malaysia and Xiamen, China, where we currently have reduced tax rates due to tax holidays. We received approval from the Malaysian Investment Development Authority to extend the tax holiday in Malaysia for a period of five years through December 31, 2024, subject to certain conditions.

ROIC. One of our metrics for measuring financial performance is after-tax ROIC. We define after-tax ROIC as tax-effected operating income, excluding unusual charges, divided by average capital employed over a rolling five quarter period. Capital employed is defined as equity plus debt, less cash and cash equivalents and short-term investments. ROIC was 19.5 percent, 13.2 percent and 20.1 percent for fiscal 2010, 2009 and 2008, respectively. See the table below for our calculation of ROIC (dollars in millions):

	Fiscal years ended		
	October 2, 2010	October 3, 2009	September 27, 2008
Operating income (tax effected), excluding unusual charges	$ 98.7	$ 59.9	$ 86.1
Average invested capital	506.8	453.6	428.7
After-tax ROIC	19.5%	13.2%	20.1%

ROIC is a non-GAAP financial measure which should be considered in addition to, not as a substitute for, measures of the Company's financial performance prepared in accordance with United States generally accepted accounting principles ("GAAP"). Non-GAAP financial measures, including ROIC, are used for internal management assessments because such measures provide additional insight into ongoing financial performance. In particular, we provide ROIC because we believe it offers insight into the metrics that are driving management decisions as well as management's performance under the tests which it sets for itself.

For a reconciliation of ROIC to our financial statements that were prepared using GAAP, see Exhibit 99.1 to this annual report on Form 10-K, which exhibit is incorporated herein by reference.

Fiscal 2011 outlook. Our current expectations for fiscal 2011 are to continue to capitalize on the ramp of new business wins and a strengthening economy, which should result in improved customer demand. This should help us achieve our long-term goals of compounded annual revenue growth of 15% or more and ROIC of 500 basis points above our estimated WACC. We review our internal calculation of WACC annually, and in fiscal 2010 reduced our estimate of WACC from 15.0% to 13.5%. This reduction is the result of lower beta for our shares and higher levels of debt in our capital structure, and will become effective for internal use in fiscal 2011.

Based on customer forecasts and current economic conditions, we currently expect net sales in the first quarter of fiscal 2011 to be in the range of $550 million to $580 million; however, our results will ultimately depend upon the actual level of customer orders and production. We are experiencing the termination of business relationships with two of our customers, both of which were acquired in fiscal 2010, which we anticipate will adversely affect sales beginning in the first quarter of fiscal 2011. We will also be subject to changes in factors affecting the economy as a whole, some of which may differ from our expectations. Assuming that net sales are in the range noted above, we would currently expect to earn, before any restructuring and impairment costs, between $0.56 to $0.62 per diluted share in the first quarter of fiscal 2011.

We currently expect the annual effective tax rate for fiscal 2011 to be approximately three to five percent due to the mix of pre-tax income expected to occur in each tax jurisdiction. Due to significant tax rate differences in the jurisdictions in which we operate, our effective tax rate can change significantly as the relative amount of income earned in these jurisdictions changes. China and Mexico passed new tax laws that were effective on January 1, 2008. Also, on November 1, 2009, Mexico adopted tax reform legislation that took effect on January 1, 2010 and provides for a temporary increase in its income tax and value added tax rates from 28% to 30% and 15% to 16%, respectively, along with certain other changes. These new laws have not yet materially impacted our tax rates, but may result in a higher effective tax rate on our operations in future periods.

See "Risk Factors," in Part I, Item 1A hereof, which sets forth some of the other factors which could affect our net sales, operations and earnings going forward.

RESULTS OF OPERATIONS

Net sales. Net sales for the indicated periods were as follows (dollars in millions):

	Fiscal years ended		Variance		Fiscal years ended		Variance	
	October 2, 2010	October 3, 2009	Increase/ (Decrease)		October 3, 2009	September 27, 2008	Increase/ (Decrease)	
Net sales	$2,013.4	$1,616.6	$396.8	24.5%	$1,616.6	$1,841.6	$(225.0)	(12.2)%

Net sales for fiscal 2010 increased $396.8 million, or 24.5 percent, as compared to fiscal 2009. The net sales increase resulted from higher net sales in all of our market sectors, except for a slight decrease in the defense/security/aerospace sector. The overall higher net sales were driven primarily by strong end-market conditions, as well as the addition of new customers in the wireless infrastructure, wireline/networking, industrial/commercial and medical sectors. These net sales increases were offset in part by decreased net sales to two defense/security/aerospace customers, as well as lower net sales to Juniper as a result of a decline in end-market demand for the mix of Juniper products produced by us.

Net sales for fiscal 2009 decreased 12.2 percent from fiscal 2008. The net sales decline was due to decreased demand from customers in each of our five end-market sectors, primarily due to decreased end-market demand. Significant decreases were noted in our industrial/commercial, defense/security/aerospace and wireline/networking sectors. In addition, the inability of our customer to secure additional orders for the product we formerly manufactured for our unnamed defense customer led to decreased demand of $57.4 million. Net sales in our wireline/networking sector decreased mainly due to decreased demand from several customers, including Juniper, our largest customer.

Our net sales percentages by market sector for the indicated periods were as follows:

	Fiscal years ended		
	October 2, 2010	October 3, 2009	September 27, 2008
Wireline/Networking	43%	44%	44%
Wireless Infrastructure	12%	11%	9%
Medical	20%	22%	21%
Industrial/Commercial	18%	13%	16%
Defense/Security/Aerospace	7%	10%	10%
	100%	100%	100%

The percentages of net sales to customers representing 10 percent or more of net sales and net sales to our ten largest customers for the indicated periods were as follows:

	Fiscal years ended		
	October 2, 2010	October 3, 2009	September 27, 2008
Juniper	16%	20%	20%
Top 10 customers	57%	57%	60%

Net sales to our largest customers may vary from time to time depending on the size and timing of customer program commencements, terminations, delays, modifications and transitions. We remain dependent on continued net sales to our significant customers, and our customer concentration with our top 10 customers has remained at or above 55 percent during the year. We generally do not obtain firm, long-term purchase commitments from our customers. Customers' forecasts can and do change as a result of changes in their end-market demand and other factors, including global economic conditions. Any material change in forecasts or orders from these major accounts, or other customers, could materially affect our results of operations. In addition, as our percentage of net sales to customers in a specific sector becomes larger relative to other sectors, we will become increasingly dependent upon the economic and business conditions affecting that sector.

In the current economic environment, we are seeing increased merger and acquisition activity that has impacted our customers. Specifically, two of our customers were acquired in the first quarter of fiscal 2010. Our production for these two customers is ramping down during the first half of fiscal 2011 and full disengagement is expected. One of the customers, which generated approximately $89.0 million of revenue in fiscal 2010, has communicated that they plan to disengage from Plexus by the end of the first quarter of fiscal 2011; actual revenue in fiscal 2011 with this customer may vary based on the success and speed of their planned transition. The other customer, which generated approximately $72.0 million of revenue in fiscal 2010, has communicated plans to disengage over a period of multiple quarters and we are currently forecasting some level of revenue with this customer through fiscal 2012.

Gross profit. Gross profit and gross margin for the indicated periods were as follows (dollars in millions):

	Fiscal years ended		Variance		Fiscal years ended		Variance	
	October 2, 2010	October 3, 2009	Increase/ (Decrease)		October 3, 2009	September 27, 2008	Increase/ (Decrease)	
Gross Profit	$206.9	$154.8	$52.1	33.7%	$154.8	$205.8	$(51.0)	(24.8)%
Gross Margin	10.3%	9.6%			9.6%	11.2%		

For fiscal 2010, gross profit and gross margin were impacted by the following factors:

- increased net sales in all of our reportable segments, driven by strong end-market conditions, as well as the addition of new customers in the wireless infrastructure, wireline/networking, industrial/commercial and medical sectors, as well as favorable changes in customer mix, which together accounted for approximately 75 percent of the increase in gross profit
- increased capacity utilization from the higher revenue levels
- proceeds of $3.2 million received from a litigation settlement, which was recorded as a reduction to cost of sales, and
- partially offset by increased variable compensation expense of approximately $6.6 million as a result of improved financial performance and fixed expenses, primarily in the United States and Asia reportable segments, due to higher headcount to support the revenue growth.

For fiscal 2009, gross profit and gross margin were impacted by the following factors:

- decreased net sales in three of our four reportable segments (U.S., Mexico and Europe), particularly related to our largest customer, an unnamed defense customer and another significant customer as well as unfavorable changes in customer mix, which together accounted for approximately 88 percent of the decrease in gross profit
- increased costs related to sites not operating at full capacity, including sites in China, Romania, Mexico, and Wisconsin; this accounted for approximately 8 percent of the decrease, and
- a decrease in our variable incentive compensation expense, which offset the overall decrease in gross profit by approximately 12 percent.

Gross margins reflect a number of factors that can vary from period to period, including product and service mix, the level of new facility start-up costs, inefficiencies resulting from the transition of new programs, product life cycles, sales volumes, price reductions, overall capacity utilization, labor costs and efficiencies, the management of inventories, component pricing and shortages, fluctuations and timing of customer orders, changing demand for our customers' products and competition within the electronics industry. We are currently in a constrained supply environment, which has caused, and may continue to cause, periods of parts shortages and delays for some components, based on lack of capacity at some of our suppliers to meet increased demand from the gradually improving economic outlook. These shortages and delays could negatively impact net sales, inventory levels, component costs and margin. Additionally, turnkey manufacturing involves the risk of inventory management, and a change in component costs can directly impact average selling prices, gross margins and net sales. Although we focus on maintaining gross margins, there can be no assurance that gross margins will not decrease in future periods.

Design work performed by the Company is not the proprietary property of Plexus and substantially all costs incurred with this work are considered reimbursable by our customers. We do not track research and development costs that are not reimbursed by our customers and we consider these amounts immaterial.

Operating expenses. Selling and administrative ("S&A") expenses for the indicated periods were as follows (dollars in millions):

	Fiscal years ended		Variance		Fiscal years ended		Variance	
	October 2, 2010	October 3, 2009	Increase/ (Decrease)		October 3, 2009	September 27, 2008	Increase/ (Decrease)	
S&A	$107.3	$93.1	$14.2	15.3%	$93.1	$100.8	$(7.7)	(7.6)%
Percent of net sales	5.3%	5.8%			5.8%	5.5%		

For fiscal 2010, sixty percent of the increase in S&A was due to higher variable incentive compensation expense as a result of strong financial performance. The remainder of the increase was driven primarily by an increase in headcount to support our revenue growth. S&A as a percentage of net sales decreased during fiscal 2010 as a result of net revenue expanding more quickly than these cost increases.

Seventy percent of the decrease in S&A for fiscal 2009 was due to lower variable incentive compensation expense. In addition, savings from various other cost cutting measures were partially offset by additional expenses related to expansions in China and Romania. S&A as a percentage of net sales increased because these costs did not decline as quickly as net sales did in fiscal 2009.

Restructuring and asset impairment charges. Our restructuring and asset impairment costs for fiscal 2010, 2009 and 2008 were as follows (dollars in millions):

	Fiscal years ended		
	October 2, 2010	October 3, 2009	September 27, 2008
Goodwill impairment	$ -	$ 5.7	$ -
Severance costs	-	2.0	2.1
Adjustments to lease exit costs/other	-	0.9	-
Total restructuring and asset impairment charges	$ -	$ 8.6	$ 2.1

The restructuring and asset impairment charges were associated with various reportable segments. Management excludes such charges when analyzing the performance of the reportable segments. See Note 13 in Notes to Consolidated Financial Statements for certain financial information regarding our reportable segments, including a summary of restructuring and asset impairment charges by reportable segment.

Fiscal 2010 restructuring and asset impairment charges: For fiscal 2010, we did not incur any restructuring or asset impairment charges.

Fiscal 2009 restructuring and asset impairment charges: For fiscal 2009, we recorded pre-tax restructuring and asset impairment charges of $8.6 million, related to goodwill impairment in our Europe reportable segment, the closure of our Ayer facility and the reduction of our workforce across our facilities in the United States and Juarez. The details of these fiscal 2009 restructuring actions are listed below.

Goodwill Impairment: During the second quarter of fiscal 2009, the Company recorded a goodwill impairment charge of $5.7 million, writing off the entire carrying value of our goodwill related to our Kelso facility. The impairment charge was driven by macroeconomic conditions that contributed to an overall reduction in demand for the Company's offerings from the Kelso facility. These conditions led to an "interim triggering event", leading management to perform an interim goodwill impairment test. This test resulted in the determination that the carrying value of the goodwill relating to Kelso was fully impaired and therefore an impairment charge of $5.7 million was recorded.

Ayer Facility Closure: During the third quarter of fiscal 2009, we closed our Ayer facility. In fiscal 2009, we recorded pre-tax restructuring charges of $0.4 million, related to the disposal of certain assets and costs to exit this leased facility.

Other Restructuring Costs. In fiscal 2009, we recorded pre-tax restructuring costs of $2.0 million related to severance at facilities in the United States and Juarez. These workforce reductions affected approximately 450 employees. We also recorded approximately $0.5 million of asset impairment charges at Corporate.

Other income (expense). Other income (expense) for the indicated periods were as follows (dollars in millions):

	Fiscal years ended		Variance		Fiscal years ended		Variance	
	October 2, 2010	October 3, 2009	Increase/ (Decrease)		October 3, 2009	September 27, 2008	Increase/ (Decrease)	
Other income (expense)	$(9.2)	$(7.7)	$1.5	19.5%	$(7.7)	$(0.2)	$7.5	3,750.0%
Percent of net sales	(0.5)%	(0.5)%			(0.5)%	0.0%		

Other income (expense) for fiscal 2010 increased $1.5 million, to $9.2 million of expense from $7.7 million of expense in fiscal 2009. This change was driven by the unfavorable fluctuation in foreign currency translation and transaction adjustments of $2.1 million and reduced interest income of $0.9 million due to lower effective interest rates, partially offset by decreased interest expense of $1.3 million, primarily related to servicing the $150 million term loan drawn in April 2008.

Other income (expense) for fiscal 2009 increased $7.5 million, to $7.7 million of expense from $0.2 million of expense in fiscal 2008. This change was driven by reduced interest income of $5.4 million due to lower effective interest rates and increased interest expense of $4.3 million, primarily related to servicing the $150 million term loan drawn in April 2008. Miscellaneous income (expense) fluctuated favorably due primarily to foreign currency translation and transaction adjustments.

Income taxes. Income taxes for the indicated periods were as follows (dollars in millions):

	Fiscal years ended		
	October 2, 2010	October 3, 2009	September 27, 2008
Income tax expense (benefit)	$0.9	$(0.9)	$18.5
Effective annual tax rate (benefit)	1.0%	(2.0)%	18.0%

The change in our effective tax rate from fiscal 2008 to fiscal 2010 is primarily due to a higher proportion of income in Malaysia and Xiamen, China, where we currently have reduced tax rates due to tax holidays that extend through 2019 and 2013, respectively. We received approval from the Malaysian Investment Development Authority to extend the tax holiday in Malaysia for a period of five years through December 31, 2024, subject to certain conditions.

As a result of using the with-and-without method under the requirements for accounting for stock based compensation, the Company recorded a valuation allowance for state taxes against the amount of net operating loss and credit carryforwards related to tax deductions in excess of compensation expense for stock options until such time as the related deductions actually reduce income taxes payable. During fiscal 2008 and 2009, the Company realized a reduction of its state income taxes payable from state net operating loss carryforwards. Consequently, we reversed approximately $0.1 million and $0.6 million of this valuation allowance with corresponding credits to additional paid in capital in fiscal years 2009 and 2008, respectively. As a result, we had a remaining valuation allowance of approximately $1.0 million related to tax deductions associated with stock-based compensation as of October 2, 2010.

In addition, there was a remaining valuation allowance of $1.5 million as of September 27, 2008, related to various state deferred income tax assets for which utilization was uncertain due to a lack of sustained profitability and limited carryforward periods in those states. During fiscal 2009, we added $0.1 million of valuation allowance primarily related to changes in state laws. There was no change in the valuation allowance during fiscal 2010; therefore, we had a remaining valuation allowance of approximately $1.6 million as of October 2, 2010, related to state deferred income tax assets. If the US operations continue to generate losses, there may be a need to provide a valuation allowance on our net US deferred tax assets.

We currently expect the annual effective tax rate for fiscal 2011 to be approximately three to five percent. China and Mexico passed new tax laws that were effective on January 1, 2008. Also, on November 1, 2009, Mexico adopted tax reform legislation that took effect on January 1, 2010 and provides for a temporary increase in its income tax and value added tax rates from 28% to 30% and 15% to 16%, respectively, along with certain other changes. These new laws did not materially impact our overall effective income tax rate in fiscal 2010 or 2009, but may result in a higher effective tax rate on our operations in future periods. On November 5, 2009, the United States adopted the "Worker, Homeownership, and Business Assistance Act of 2009", which provides for an increase in the net operating loss carryback period from two years to five years for tax periods beginning or ending in calendar years 2008 and 2009, along with certain other tax law changes. This law did not have a material impact on our effective tax rate in fiscal 2010 and we do not currently believe that it will create a material impact on our effective income tax rate in future periods.

Net Income. As a result of the above factors, our net income increased by $43.2 million, or 93.3 percent, in fiscal 2010 as compared to fiscal 2009. Diluted earnings per share increased by 87.2 percent. Net income decreased by $37.8 million, or 44.9 percent, in fiscal 2009 compared to fiscal 2008; diluted earnings per share decreased 39.1 percent.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows provided by operating activities were $2.0 million for fiscal 2010, compared to cash flows provided by operating activities of $170.3 million and $64.2 million for fiscal 2009 and 2008, respectively. During fiscal 2010, cash flows provided by operating activities were primarily a result of increased accounts payable as well as earnings after adjusting for the non-cash effects of depreciation and amortization expense, stock-based compensation expense and deferred income taxes, offset in part by increased inventory and accounts receivable.

Inventory dollars increased by $170.0 million during fiscal 2010 as compared to fiscal 2009. Inventory turns decreased to 4.1 turns in fiscal 2010 from 4.4 turns in fiscal 2009. Days in inventory changed unfavorably as of October 2, 2010 to 90 days as compared to 83 days at October 3, 2009. The increase in inventory, both in dollars and days of cash cycle, was the result of additional inventory to support year over year growth and customer demand volatility during the economic recovery. The industry also experienced parts shortages, extended lead times and allocations (as described more fully in "Risk Factors" in Part I, Item IA herein), which increased the amount of inventory that we agreed to hold at the request of our customers to enhance their ability to respond to their end markets and meet customer demand. As part of our continued efforts to mitigate inventory risk, we have collected approximately $25.8 million in cash deposits from our customers, which are classified as customer deposits on the Consolidated Balance Sheets, and have also continued to work with customers that have excess inventory issues in accordance with contractual obligations.

The overall increase in accounts receivable of $118.0 million during fiscal 2010 as compared to fiscal 2009 was mainly due to increased net sales. Other factors contributing to the increase in accounts receivable were unfavorable changes in customer terms for a customer in each of the wireline/networking and medical sectors as well as an wireline/networking customer that prepaid for its accounts in fiscal 2009 but elected not to do so in fiscal 2010. Our annualized days sales outstanding in accounts receivable for fiscal 2010 increased unfavorably from 45 days in fiscal 2009 to 51 days in fiscal 2010.

Cash flows used in investing activities totaled $74.4 million for fiscal 2010. The primary investments included $74.7 million for purchases of property, plant and equipment, mainly in the United States and Asia to support customer demand in those regions and for the construction of a new headquarters facility in Neenah, Wisconsin. See Note 13 in Notes to Consolidated Financial Statements for further information regarding our capital expenditures by reportable segment. Fiscal 2010 purchases of property, plant and equipment included $37.9 million, $30.9 million, $4.0 million and $1.9 million related to our Asia, U.S., Mexico and Europe reportable segments, respectively.

On July 1, 2010, the Company entered into an agreement to purchase state leasehold land in Penang, Malaysia for approximately $9.0 million, subject to various purchase contingencies. The Company began construction of an additional manufacturing facility on the land during early fiscal 2011.

We utilized available cash and operating cash flows as the principal sources for funding our operating requirements during fiscal 2010. We currently estimate capital expenditures for fiscal 2011 to be approximately $100 million. A significant portion of the fiscal 2011 capital expenditures is anticipated to be used for the construction of a new manufacturing facility in Penang, Malaysia. We also anticipate beginning construction of facilities in Romania and China in fiscal 2011.

Cash flows provided by financing activities totaled $2.3 million for fiscal 2010, primarily due to proceeds from the exercise of stock options, offset by the payments on our term note and capital leases.

In February 2010, the Company negotiated the settlement of a capital lease in Kelso, Scotland. The termination of this capital lease obligation and acquisition of the property was effected through a cash payment by Plexus of $3.9 million.

The Company did not repurchase any shares in either fiscal 2010 or fiscal 2009.

On April 4, 2008, we entered into our credit agreement (the "Credit Facility") with a group of banks which allows us to borrow $150 million in term loans and $100 million in revolving loans. The $150 million in term loans was immediately funded and the $100 million revolving credit facility is currently available. The Credit Facility is unsecured and may be increased by an additional $100 million (the "accordion feature") if we have not previously terminated all or any portion of the Credit Facility, there is no event of default existing under the credit agreement and both we and the administrative agent consent to the increase. The Credit Facility expires on April 4, 2013. Borrowings under the Credit Facility may be either through term loans or revolving or swing loans or letter of credit obligations. As of October 2, 2010, we had term loan borrowings of $112.5 million outstanding and no revolving borrowings under the Credit Facility.

The Credit Facility contains certain financial covenants, which include a maximum total leverage ratio, maximum value of fixed rentals and operating lease obligations, a minimum interest coverage ratio and a minimum net worth test, all as defined in the agreement. As of October 2, 2010, we were in compliance with all debt covenants. If we incur an event of default, as defined in the Credit Facility (including any failure to comply with a financial covenant), the group of banks has the right to terminate the Credit Facility and all other obligations, and demand immediate repayment of all outstanding sums (principal and accrued interest). The interest rate on the borrowing varies depending upon our then-current total leverage ratio; as of October 2, 2010, the Company could elect to pay interest at a defined base rate or the LIBOR rate plus 1.00%. Rates would increase upon negative changes in specified Company financial metrics and would decrease upon reduction in the current total leverage ratio to no less than LIBOR plus

1.00%. We are also required to pay an annual commitment fee on the unused credit commitment based on our leverage ratio; the current fee is 0.25%. Unless the accordion feature is exercised, this fee applies only to the initial $100 million of availability (excluding the $150 million of term borrowings). Origination fees and expenses associated with the Credit Facility totaled approximately $1.3 million and have been deferred. These origination fees and expenses will be amortized over the five-year term of the Credit Facility. Quarterly principal repayments on the term loan of $3.75 million each began June 30, 2008, and end on April 4, 2013, with a final balloon repayment of $75.0 million.

The Credit Facility allows for the future payment of cash dividends or the future repurchases of shares provided that no event of default (including any failure to comply with a financial covenant) exists at the time of, or would be caused by, the dividend payment or the share repurchases.

In June 2008, the Company entered into three interest rate swap contracts related to the $150 million in term loans under the Credit Facility that had an initial notional value of $150 million and mature on April 4, 2013. The total fair value of these interest rate swap contracts was $9.0 million as of October 2, 2010. As of October 2, 2010, the total combined notional amount of the Company's three interest rate swaps was $112.5 million.

Our Malaysian operations have entered into forward exchange contracts on a rolling basis with a total notional value of $42.0 million as of October 2, 2010. These forward contracts will fix the exchange rates on foreign currency cash used to pay a portion of our local currency expenses. The changes in the fair value of the forward contracts are recorded in "Accumulated other comprehensive income" on the accompanying Condensed Balance Sheets until earnings are affected by the variability of cash flows. The total fair value of the forward contracts was $2.6 million at October 2, 2010.

As of October 2, 2010, we held $2.0 million of auction rate securities maturing on March 17, 2042, which were classified as "other" long-term assets and whose underlying assets are in guaranteed student loans that are backed by a U. S. government agency. If the credit quality deteriorates for these adjustable rate securities, we may in the future be required to record an impairment charge on these investments. We believe that these securities are marketable and could be sold if we elected to do so.

Based on current expectations, we believe that our projected cash flows from operations, available cash and short-term investments, the Credit Facility, and our leasing capabilities should be sufficient to meet our working capital and fixed capital requirements for the next twelve months. $100 million of committed credit is currently available under the Credit Facility, with another $100 million available in an "accordion" facility, which is contingent upon compliance with the Credit Agreement and lender approval. If our future financing needs increase, we may need to arrange additional debt or equity financing. Accordingly, we evaluate and consider from time to time various financing alternatives to supplement our financial resources. However, particularly due to the current instability of the credit and financial markets, we cannot be certain that we will be able to make any such arrangements on acceptable terms.

We have not paid cash dividends in the past and do not currently anticipate paying them in the future. However, the Company evaluates from time to time potential uses of excess cash, which in the future may include share repurchases, a special dividend or recurring dividends.

FACILITY CLOSURES/EXPANSIONS

In October 2010, we announced our plans to construct a manufacturing facility in Oradea, Romania which will provide approximately 160,000 to 215,000 square feet of manufacturing space and replace the 20,000 square foot facility that we currently lease. The Company anticipates beginning construction during fiscal 2011. We began manufacturing in our current facility in the fourth quarter of fiscal 2009.

In October 2010, we entered into an agreement to purchase land in Xiamen, China, and anticipate beginning construction of a new manufacturing facility during fiscal 2011.

In July 2010, we entered into an agreement to purchase state leasehold land in Penang, Malaysia, for $9.0 million, subject to various purchase contingencies. The Company began construction of an additional manufacturing facility on this land during early fiscal 2011.

In fiscal 2010, we completed the construction of a new corporate headquarters office facility in Neenah, Wisconsin, which has approximately 104,000 square feet. This building consolidated corporate employees from four buildings into one location and included the exit of two leased facilities. We began occupancy of this facility in the third quarter of fiscal 2010. The building is owned by Plexus and located on a parcel of real estate on which Plexus has a ground lease with an option to purchase. The previous headquarters facility in Neenah, Wisconsin continues to be utilized primarily for engineering operations.

In February 2010, the Company negotiated the settlement of a capital lease in Kelso, Scotland. The termination of this capital lease obligation and acquisition of the property was executed through a cash payment of $3.9 million.

In early fiscal 2009, we purchased a second manufacturing facility in Appleton, Wisconsin. The new facility provided an additional 205,000 square feet of manufacturing space. We began manufacturing in this facility in the second half of fiscal 2009.

In April 2009, we closed our Ayer, Massachusetts manufacturing facility and transitioned the customer programs to other facilities in our organization. This decision was the result of our proactive strategic planning process which determined that the Ayer facility was not strategically aligned with our future growth prospects and we could provide greater value to its customers by providing services at other Plexus locations.

REPORTABLE SEGMENTS

A further discussion of our fiscal 2010 and 2009 financial performance by reportable segment is presented below (dollars in millions):

	Fiscal years ended		
	October 2, 2010	October 3, 2009	September 27, 2008
Net sales:			
United States	$ 1,150.2	$ 1,007.1	$ 1,267.9
Asia	925.4	588.1	574.1
Mexico	94.5	77.2	78.3
Europe	72.5	55.6	68.8
Elimination of inter-segment sales	(229.2)	(111.4)	(147.5)
	$ 2,013.4	$ 1,616.6	$ 1,841.6
Operating income (loss):			
United States	$ 74.2	$ 64.7	$ 116.1
Asia	114.8	63.7	59.5
Mexico	0.2	(3.5)	(2.7)
Europe	(1.8)	1.4	7.3
Corporate and other costs	(87.7)	(73.2)	(77.4)
	$ 99.7	$ 53.1	$ 102.8

United States:

Net sales for fiscal 2010 increased $143.1 million, or 14.2 percent, from fiscal 2009. This increase reflected higher end-market demand from numerous existing customers in each of our market sectors and demand from new customers in the wireline/networking, wireless infrastructure, and medical sectors. These increases were offset by reduced net sales to our largest customer, Juniper, due to the transfer of manufacturing of some products to our Asia reportable segment as well as decreased end-market demand for the mix of Juniper products produced by us. Operating income for fiscal 2010 increased $9.5 million from fiscal 2009 primarily as a result of higher revenues from the customers noted above, improved operating efficiencies resulting from higher production levels and proceeds received from a litigation settlement.

Net sales for fiscal 2009 decreased $260.8 million, or 20.6 percent, from fiscal 2008. This decline reflected lower demand, mainly from our unnamed defense/security/aerospace customer, and the transfer of production for Juniper product to our Asia reportable segment as well as the decrease in the demand from this customer due to lower end-market demand. Operating income for fiscal 2009 decreased $51.4 million from fiscal 2008 primarily as a result of decreased sales and unfavorable changes in customer mix, particularly related to our unnamed defense customer.

Asia:

Net sales for fiscal 2010 increased $337.3 million, or 57.4 percent, over fiscal 2009. This growth reflected higher net sales to multiple customers across our market sectors, increased demand from a new customer in the industrial/commercial sector and the transfer of the manufacturing of some Juniper products to the Asia reportable segment from the United States reportable segment, partially offset by the decrease in demand from Juniper described above. Operating income improved $51.1 million in fiscal 2010 as compared to fiscal 2009, primarily as a result of the net sales growth and operating efficiencies resulting from higher production levels.

Net sales for fiscal 2009 increased $14.0 million, or 2.4 percent, over fiscal 2008. This growth reflected increased net sales to multiple customers, with the most significant customer growth coming from the transfer of production of Juniper product from the United States reportable segment to the Asia reportable segment as well as increased demand from another customer in the wireline/networking sector and a customer in the medical sector. Operating income improved $4.2 million in fiscal 2009 as compared to fiscal 2008, primarily as a result of higher net sales and operating efficiencies resulting from higher production levels.

Mexico:

Net sales for fiscal 2010 increased $17.3 million, or 22.4 percent, from fiscal 2009. The net sales increase was primarily driven by higher end-market demand for existing customer programs in the industrial/commercial and wireline/networking sectors and the ramp of production for one existing customer in the industrial/commercial sector, offset by the disengagement of a wireline/networking customer. Operating results for the current year improved due to higher net sales volume.

Net sales for fiscal 2009 decreased $1.1 million, or 1.4 percent, from fiscal 2008. The net sales decrease was primarily driven by decreased demand from multiple customers across sectors due to lower end-market demand, offset by increased demand from a new program in the industrial/commercial sector. Operating loss increased from $2.7 million in fiscal 2008 to $3.5 million in fiscal 2009 as a result of decreased sales and an unfavorable change in customer mix.

Europe:

Net sales for fiscal 2010 increased $16.9 million, or 30.4 percent, from fiscal 2009. The change in net sales can be attributed to higher demand from the ramp of production for two existing customer programs in the industrial/commercial sector. Operating results were lower in the current year as compared to the prior year due to operating costs from our new Romania facility.

Net sales for fiscal 2009 decreased $13.2 million, or 19.2 percent, from fiscal 2008. The change in net sales can be attributed to a decrease in exchange rates as well as decreased demand due to lower end-market demand from one customer in the industrial/commercial sector. Operating income decreased $5.9 million to $1.4 million for fiscal 2009 as compared to fiscal 2008, primarily as a result of decreased net sales, start-up costs associated with our Oradea, Romania facility and unfavorable changes in customer mix.

For our significant customers, we generally manufacture products in more than one location. Net sales to Juniper, our largest customer, occur in the United States and Asia. See Note 13 in Notes to Consolidated Financial Statements for certain financial information regarding our reportable segments, including a detail of net sales by reportable segment.

CONTRACTUAL OBLIGATIONS, COMMITMENTS AND OFF-BALANCE SHEET OBLIGATIONS

Our disclosures regarding contractual obligations and commercial commitments are located in various parts of our regulatory filings. Information in the following table provides a summary of our contractual obligations and commercial commitments as of October 2, 2010 (dollars in millions):

	Payments Due by Fiscal Year				
Contractual Obligations	Total	2011	2012-2013	2014-2015	2016 and thereafter
Long-Term Debt Obligations (1)	$ 126.1	$ 21.0	$ 105.1	$ -	$ -
Capital Lease Obligations	23.3	4.1	7.7	7.9	3.6
Operating Lease Obligations	40.4	8.6	15.1	10.7	6.0
Purchase Obligations (2)	470.1	466.2	3.3	-	0.6
Other Long-Term Liabilities on the Balance Sheet (3)	8.8	0.9	1.4	1.4	5.1
Other Long-Term Liabilities not on the Balance Sheet (4)	5.1	3.3	1.8	-	-
Total Contractual Cash Obligations	$ 673.8	$ 504.1	$ 134.4	$ 20.0	$ 15.3

1) As of April 4, 2008, we entered into the Credit Facility and immediately funded a term loan for $150 million. As of October 2, 2010, the outstanding balance was $112.5 million. See Note 4 in Notes to Consolidated Financial Statements for further information.

2) As of October 2, 2010, purchase obligations consist of purchases of inventory and equipment in the ordinary course of business.

3) As of October 2, 2010, other long-term obligations on the balance sheet included deferred compensation obligations to certain of our former and current executive officers, as well as other key employees, and an asset retirement obligation. We have excluded from the above table the impact of approximately $5.9 million, as of October 2, 2010, related to unrecognized income tax benefits. The Company cannot make reliable estimates of the future cash flows by period related to this obligation.

4) As of October 2, 2010, other long-term obligations not on the balance sheet consisted of a commitment for salary continuation in the event employment of one executive officer of the Company is terminated without cause as well as a subsequent commitment for approximately $2.4 million to acquire land in Xiamen, China. We did not have, and were not subject to, any lines of credit, standby letters of credit, guarantees, standby repurchase obligations, other off-balance sheet arrangements or other commercial commitments that are material.

DISCLOSURE ABOUT CRITICAL ACCOUNTING POLICIES

Our accounting policies are disclosed in Note 1 of Notes to the Consolidated Financial Statements. During fiscal 2010, there were no material changes to these policies. Our more critical accounting policies are noted below:

Stock-Based Compensation – The Financial Accounting Standard Board ("FASB") requires all share-based payments to employees, including grants of employee stock options, to be measured at fair value and expensed in the consolidated statements of operations over the service period (generally the vesting period) of the grant. We used the modified prospective application, under which compensation expense is only recognized in the consolidated statements of operations beginning with the first period that we adopted the FASB regulation and continuing to be expensed thereafter. We continue to use the Black-Scholes valuation model to value stock options. See Note 1 in Notes to Consolidated Financial Statements for further information.

Impairment of Long-Lived Assets – We review property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of property, plant and equipment is measured by comparing its carrying value to the projected cash flows the property, plant and equipment are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying value of the property exceeds its fair market value. The impairment analysis is based on management's assumptions, including future revenue and cash flow projections. Circumstances that may lead to impairment of property, plant and equipment include reduced expectations for future performance or industry demand and possible further restructurings.

Intangible Assets – During the second quarter of fiscal 2009, we recorded a goodwill impairment charge of $5.7 million, related to the Company's sole goodwill asset. The impairment wrote off the entire carrying value of our goodwill related to our Kelso facility, which was the sole reporting unit in the Europe reportable segment. The impairment charge was driven by adverse macroeconomic conditions that contributed to an overall reduction in demand for the Company's offerings from the Kelso facility. These conditions led to an "interim triggering event", leading management to perform an interim goodwill impairment test. This test resulted in the determination that the carrying value of the goodwill relating to Kelso was fully impaired and therefore an impairment charge of $5.7 million was taken.

Should we have goodwill and intangible assets with indefinite useful lives in the future, we would test those assets for impairment, at least annually, and recognize any related losses when incurred.

Revenue – Net sales from manufacturing services are recognized when the product has been shipped, the risk of ownership has transferred to the customer, the price to the buyer is fixed or determinable, and recoverability is reasonably assured. This point depends on contractual terms and generally occurs upon shipment of the goods from Plexus. Generally, there are no formal customer acceptance requirements or further obligations related to manufacturing services; if such requirements or obligations exist, then a sale is recognized at the time when such requirements are completed and such obligations fulfilled.

Net sales from engineering design and development services, which are generally performed under contracts with durations of twelve months or less, are typically recognized as costs are incurred utilizing the proportional performance model. The completed performance model is used if certain customer acceptance criteria exist. Any losses are recognized when anticipated.

Sales are recorded net of estimated returns of manufactured product based on management's analysis of historical rates of returns, current economic trends and changes in customer demand. Net sales also include amounts billed to customers for shipping and handling, if applicable. The corresponding shipping and handling costs are included in cost of sales.

Derivatives and Hedging Activities – All derivatives are recognized on the balance sheet at their estimated fair value. On the date a derivative contract is entered into, the Company designates the derivative as a hedge of a recognized asset or liability (a "fair value" hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (a "cash flow" hedge), or a hedge of the net investment in a foreign operation. The Company does not enter into derivatives for speculative purposes. Changes in the fair value of a derivative that qualify as a fair value hedge are recorded in earnings along with the gain or loss on the hedged asset or liability. Changes in the fair value of a derivative that qualifies as a cash flow hedge are recorded in "Accumulated other comprehensive income", until earnings are affected by the variability of cash flows. Changes in the fair value of a derivative used to hedge the net investment in a foreign operation are recorded in the "Accumulated other comprehensive income" accounts within shareholders' equity.

In June 2008, the Company entered into three interest rate swap contracts related to the $150 million in term loans under the Credit Facility that had an initial total notional value of $150 million and mature on April 4, 2013. These interest rate swap contracts will pay the Company variable interest at the three month LIBOR rate, and the Company will pay the counterparties a fixed interest rate. The fixed interest rates for each of these contracts are 4.415%, 4.490% and 4.435%, respectively. These interest rate swap contracts were entered into to convert $150 million of the variable rate term loan under the Credit Facility into fixed rate debt. Based on the terms of the interest rate swap contracts and the underlying debt, these interest rate contracts were determined to be effective, and thus qualify as a cash flow hedge. As such, any changes in the fair value of these interest rate swaps are recorded in "Accumulated other comprehensive income" on the accompanying Consolidated Balance Sheets until earnings are affected by the variability of cash flows. Any gain or loss on the derivatives will be recorded in the income statement in "Interest expense". The total fair value of these interest rate swap contracts was $9.0 million and $9.3 million at October 2, 2010 and October 3, 2009, respectively.

The Company's Malaysian operations have entered into forward exchange contracts on a rolling basis with a total notional value of $42.0 million as of October 2, 2010. These forward contracts fix the foreign exchange rates on foreign currency cash used to pay a portion of local currency expenses. The changes in the fair value of the forward contracts are recorded in "Accumulated other comprehensive income" on the accompanying Consolidated Balance Sheets until earnings are affected by the variability of cash flows. The total fair value of the forward contracts was $2.6 million at October 2, 2010.

Income Taxes – Deferred income taxes are provided for differences between the bases of assets and liabilities for financial and income tax reporting purposes. We record a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Realization of deferred income tax assets is dependent on our ability to generate sufficient future taxable income. Although our net deferred income tax assets as of October 2, 2010, still reflect a $1.6 million valuation allowance against certain deferred income tax assets, we may be able to utilize these deferred income tax assets to offset future taxable income in certain states. We also had a remaining valuation allowance of $1.0 million related to tax deductions associated with stock-based compensation as of October 2, 2010. If the U.S. operations continue to generate losses, there may be a need to provide a valuation allowance on our net U.S. deferred tax assets.

NEW ACCOUNTING PRONOUNCEMENTS

See Note 1 in Notes to Consolidated Financial Statements regarding recent accounting pronouncements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in foreign exchange and interest rates. We selectively use financial instruments to reduce such risks.

Foreign Currency Risk

We do not use derivative financial instruments for speculative purposes. Our policy is to selectively hedge our foreign currency denominated transactions in a manner that partially offsets the effects of changes in foreign currency exchange rates. We typically use foreign currency contracts to hedge only those currency exposures associated with certain assets and liabilities denominated in non-functional currencies. Corresponding gains and losses on the underlying transaction generally offset the gains and losses on these foreign currency hedges. Our international operations create potential foreign exchange risk. Beginning in July 2009, we entered into forward contracts to hedge a portion of our foreign currency denominated transactions in our Asia reportable segment, as described in Note 5 to Notes to Consolidated Financial Statements.

Our percentages of transactions denominated in currencies other than the U.S. dollar for the indicated periods were as follows:

	Fiscal year		
	2010	2009	2008
Net Sales	5%	4%	4%
Total Costs	13%	11%	11%

The Company has evaluated the potential foreign currency exchange rate risk on transactions denominated in currencies other than the U.S. Dollar for the periods presented above. Based on the Company's overall currency exposure, as of October 2, 2010, a 10 percent change in the value of the U.S. Dollar relative to our other transactional currencies would not have a material effect on the Company's financial position, results of operations, or cash flows.

Interest Rate Risk

We have financial instruments, including cash equivalents and short-term investments, which are sensitive to changes in interest rates. We consider the use of interest-rate swaps based on existing market conditions and have entered into interest rate swaps for $112.5 million in term loans as described in Note 5 in Notes to Consolidated Financial Statements. As with any agreement of this type, our interest rate swap agreements are subject to the further risk that the counterparties to these agreements may fail to comply with their obligations thereunder.

The primary objective of our investment activities is to preserve principal, while maximizing yields without significantly increasing market risk. To achieve this, we maintain our portfolio of cash equivalents and short-term investments in a variety of highly rated securities, money market funds and certificates of deposit and limit the amount of principal exposure to any one issuer.

Our only material interest rate risk is associated with our Credit Facility under which we borrowed $150 million on April 4, 2008. Through the use of interest rate swaps, as described above, we have fixed the basis on which we pay interest, thus eliminating much of our interest rate risk. A 10 percent change in the weighted average interest rate on our average long-term borrowings would have had only a nominal impact on net interest expense.

Auction Rate Securities

As of October 2, 2010, we held $2.0 million of auction rate securities maturing on March 17, 2042, which were classified as long-term other assets and whose underlying assets are in guaranteed student loans backed by a U.S. government agency. If the credit quality deteriorates for these adjustable rate securities, we may in the future be required to record an impairment charge on these investments. The fair value of the auction rate securities approximates the carrying value of $2.0 million as of October 2, 2010. We believe that these securities are marketable and could be sold if we elected to do so.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See Part IV, Item 15 on page 38.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures: The Company maintains disclosure controls and procedures designed to ensure that the information the Company must disclose in its filings with the Securities and Exchange Commission ("SEC") is recorded, processed, summarized and reported on a timely basis. The Company's principal executive officer and principal financial officer have reviewed and evaluated, with the participation of the Company's management, the Company's disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as of the end of the period covered by this report (the "Evaluation Date"). Based on such evaluation, the chief executive officer and chief financial officer have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective (a) in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports the Company files or submits under the Exchange Act, and (b) in assuring that information is accumulated and communicated to the Company's management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting: Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Management of the Company, including its chief executive officer and chief financial officer, has assessed the effectiveness of its internal control over financial reporting as of October 2, 2010, based on the criteria established in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on its assessment and those criteria, management of the Company has concluded that, as of October 2, 2010, the Company's internal control over financial reporting was effective.

The independent registered public accounting firm of PricewaterhouseCoopers LLP has audited the Company's internal control over financial reporting as of October 2, 2010, as stated in their report included herein on page 40.

Changes in Internal Control Over Financial Reporting: There have been no changes in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the Company's most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations on the Effectiveness of Controls: Our management, including our chief executive officer and chief financial officer, does not expect that our disclosure controls and internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Notwithstanding the foregoing limitations on the effectiveness of controls, we have nonetheless reached the conclusion that our disclosure controls and procedures and our internal control over financial reporting are effective at the reasonable assurance level.

ITEM 9B. OTHER INFORMATION.

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information in response to this item is incorporated herein by reference to "Election of Directors" and "Corporate Governance" in the Company's Proxy Statement for its 2011 Annual Meeting of Shareholders ("2011 Proxy Statement") and "Executive Officers of the Registrant" in Part I hereof.

Our Code of Conduct and Business Ethics is posted on our website at www.plexus.com. You may access the Code of Conduct and Business Ethics by following the links under "Investor Relations, Corporate Governance" at our website. Plexus' Code of Conduct and Business Ethics applies to all members of the board of directors, officers and employees.

ITEM 11. EXECUTIVE COMPENSATION

Incorporated herein by reference to "Corporate Governance – Board Committees – Compensation and Leadership Development Committee," "Corporate Governance – Directors' Compensation," "Compensation Discussion and Analysis," "Executive Compensation" and "Compensation Committee Report" in the 2011 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated herein by reference to "Security Ownership of Certain Beneficial Owners and Management" and "Approval of the Amendment to, and Restatement of, the 2008 Long-Term Incentive Plan — Equity Compensation Plan Information" in the 2011 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Incorporated herein by reference to "Corporate Governance – Director Independence" and "Certain Transactions" in the 2011 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Incorporated herein by reference to the subheading "Auditors - Fees and Services" in the 2011 Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Documents filed

Financial Statements and Financial Statement Schedule. See the following list of Financial Statements and Financial Statement Schedule on page 39.

(b) Exhibits. See Exhibit Index included as the last page of this report, which index is incorporated herein by reference.

PLEXUS CORP.
List of Financial Statements and Financial Statement Schedule
October 2, 2010

Contents **Pages**

NOTE: All other financial statement schedules are omitted because they are not applicable or the required information is included in the Consolidated Financial Statements or notes thereto.

Report of Independent Registered Public Accounting Firm

To the Shareholders
and Board of Directors
of Plexus Corp.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Plexus Corp. and its subsidiaries at October 2, 2010 and October 3, 2009, and the results of their operations and their cash flows for each of the three years in the period ended October 2, 2010 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 2, 2010, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
November 18, 2010

PLEXUS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
for the fiscal years ended October 2, 2010, October 3, 2009, and September 27, 2008
(in thousands, except per share data)

	2010	2009	2008
Net sales	$ 2,013,393	$ 1,616,622	$ 1,841,622
Cost of sales (Note 12)	1,806,471	1,461,846	1,635,861
Gross profit	206,922	154,776	205,761
Operating expenses:			
Selling and administrative expenses	107,270	93,138	100,815
Goodwill impairment charges	-	5,748	-
Restructuring charges	-	2,823	2,119
	107,270	101,709	102,934
Operating income	99,652	53,067	102,827
Other income (expense):			
Interest expense	(9,589)	(10,875)	(6,543)
Interest income	1,436	2,323	7,661
Miscellaneous (expense) income	(1,062)	904	(1,330)
Income before income taxes	90,437	45,419	102,615
Income tax expense (benefit)	904	(908)	18,471
Net income	$ 89,533	$ 46,327	$ 84,144
Earnings per share:			
Basic	$ 2.24	$ 1.18	$ 1.94
Diluted	$ 2.19	$ 1.17	$ 1.92
Weighted average shares outstanding:			
Basic	40,051	39,411	43,340
Diluted	40,831	39,654	43,850

The accompanying notes are an integral part of these consolidated financial statements.

PLEXUS CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
as of October 2, 2010 and October 3, 2009
(in thousands, except per share data)

	2010	2009
ASSETS		
Current assets:		
Cash and cash equivalents	$ 188,244	$ 258,382
Accounts receivable, net of allowances of $1,400 and $1,000, respectively	311,205	193,222
Inventories	492,430	322,352
Deferred income taxes	18,959	15,057
Prepaid expenses and other	15,153	9,421
Total current assets	1,025,991	798,434
Property, plant and equipment, net	235,714	197,469
Deferred income taxes	11,787	10,305
Other	16,887	16,464
Total assets	$1,290,379	$1,022,672
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt and capital lease obligations	$ 17,409	$ 16,907
Accounts payable	360,686	233,061
Customer deposits	27,301	28,180
Accrued liabilities:		
Salaries and wages	46,639	28,169
Other	50,484	33,004
Total current liabilities	502,519	339,321
Long-term debt and capital lease obligations, net of current portion	112,466	133,163
Other liabilities	23,539	22,742
Total non-current liabilities	136,005	155,905
Commitments and contingencies	-	-
Shareholders' equity:		
Preferred stock, $.01 par value, 5,000 shares authorized, none issued or outstanding	-	-
Common stock, $.01 par value, 200,000 shares authorized, 47,849 and 46,994 shares issued, respectively, and 40,403 and 39,548 shares outstanding, respectively	478	470
Additional paid-in capital	399,054	366,371
Common stock held in treasury, at cost, 7,446 shares for both periods	(200,110)	(200,110)
Retained earnings	445,568	356,035
Accumulated other comprehensive income	6,865	4,680
	651,855	527,446
Total liabilities and shareholders' equity	$1,290,379	$1,022,672

The accompanying notes are an integral part of these consolidated financial statements.

PLEXUS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
for the fiscal years ended October 2, 2010, October 3, 2009, and September 27, 2008 (in thousands)

	Common Stock						
	Shares	Amount	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balances, September 29, 2007	**46,402**	**$ 464**	**$ 336,603**	**$ -**	**$ 224,586**	**$ 11,612**	**$ 573,265**
Comprehensive income:							
Net income	-	-	-	-	84,144	-	84,144
Foreign currency translation adjustments	-	-	-	-	-	882	882
Change in fair market value of derivative instruments, net of tax	-	-	-	-	-	(1,720)	(1,720)
Total comprehensive income							83,306
Adoption of Accounting for Uncertain Tax Positions	-	-	-	-	978	-	978
Treasury shares purchased	(7,446)	-	-	(200,110)	-	-	(200,110)
Issuance of common stock under Employee Stock Purchase Plan	7	-	177	-	-	-	177
Stock based compensation expense	-	-	8,737	-	-	-	8,737
Exercise of stock options, including tax benefits	363	4	7,588	-	-	-	7,592
Balances, September 27, 2008	**39,326**	**468**	**353,105**	**(200,110)**	**309,708**	**10,774**	**473,945**
Comprehensive income:							
Net income	-	-	-	-	46,327	-	46,327
Foreign currency translation adjustments	-	-	-	-	-	(2,917)	(2,917)
Change in fair market value of derivative instruments, net of tax	-	-	-	-	-	(3,177)	(3,177)
Total comprehensive income							40,233
Stock based compensation expense	-	-	9,421	-	-	-	9,421
Exercise of stock options, including tax benefits	222	2	3,845	-	-	-	3,847
Balances, October 3, 2009	**39,548**	**470**	**366,371**	**(200,110)**	**356,035**	**4,680**	**527,446**
Comprehensive income:							
Net income	-	-	-	-	89,533	-	89,533
Foreign currency translation adjustments	-	-	-	-	-	212	212
Change in fair market value of derivative instruments, net of tax	-	-	-	-	-	1,973	1,973
Total comprehensive income							91,718
Stock based compensation expense	-	-	9,536	-	-	-	9,536
Exercise of stock options, including tax benefits	855	8	23,147	-	-	-	23,155
Balances, October 2, 2010	**40,403**	**$ 478**	**$ 399,054**	**$ (200,110)**	**$ 445,568**	**$ 6,865**	**$ 651,855**

The accompanying notes are an integral part of these consolidated financial statements.

PLEXUS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the fiscal years ended October 2, 2010, October 3, 2009, and September 27, 2008
(in thousands)

	2010	2009	2008
Cash flows from operating activities			
Net income	$ 89,533	$ 46,327	$ 84,144
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation and amortization	40,152	34,468	29,219
Non-cash goodwill impairment	-	5,748	-
Gain on sale of property, plant and equipment	(236)	(54)	(39)
Stock based compensation expense	9,536	9,421	8,737
Deferred income taxes	(3,189)	(1,173)	562
Changes in operating assets and liabilities:			
Accounts receivable	(117,449)	59,137	(22,402)
Inventories	(169,469)	16,904	(64,159)
Prepaid expenses and other	(5,108)	2,086	(6,813)
Accounts payable	122,226	4,630	(1,548)
Customer deposits	(911)	1,568	16,486
Accrued liabilities and other	36,877	(8,766)	19,994
Cash flows provided by operating activities	1,962	170,296	64,181
Cash flows from investing activities			
Purchases of short-term investments	-	-	(53,400)
Sales and maturities of short-term investments	-	-	106,400
Payments for property, plant and equipment	(74,674)	(57,427)	(54,329)
Proceeds from sales of property, plant and equipment	280	342	239
Cash flows used in investing activities	(74,394)	(57,085)	(1,090)
Cash flows from financing activities			
Proceeds from debt issuance	-	-	150,000
Purchases of common stock	-	-	(200,110)
Payments on debt and capital lease obligations	(20,899)	(20,726)	(6,737)
Proceeds from exercise of stock options	21,040	3,402	5,418
Income tax benefit of stock option exercises	2,115	445	1,603
Issuances of common stock under Employee Stock Purchase Plan	-	-	177
Cash flows provided by (used in) financing activities	2,256	(16,879)	(49,649)
Effect of foreign currency translation on cash and cash equivalents	38	(3,920)	(1,581)
Net (decrease) increase in cash and cash equivalents	(70,138)	92,412	11,861
Cash and cash equivalents, beginning of year	258,382	165,970	154,109
Cash and cash equivalents, end of year	$ 188,244	$ 258,382	$ 165,970

The accompanying notes are an integral part of these consolidated financial statements.

1. Description of Business and Significant Accounting Policies

Description of Business: Plexus Corp. and its subsidiaries (together "Plexus", the "Company" or "we") participate in the Electronic Manufacturing Services ("EMS") industry. We deliver optimized Product Realization solutions through a unique Product Realization Value Stream service model. This customer focused service model seamlessly integrates innovative product design, customized supply chain solutions, uniquely configured "focused factory" manufacturing, global end-market fulfillment and after-market services to deliver comprehensive end-to-end solutions for customers. We provide these services to original equipment manufacturers ("OEMs") and other technology companies in the wireline/networking, wireless infrastructure, medical, industrial/commercial, and defense/security/aerospace market sectors. We provide advanced product design, manufacturing and testing services to our customers with a focus on the mid-to-lower volume, higher complexity segment of the EMS market. Our customers' products typically require exceptional production and supply-chain flexibility, necessitating an optimized demand-pull-based manufacturing and supply chain solution across an integrated global platform. Many of our customers' products require complex configuration management and direct order fulfillment to their customers across the globe. In such cases we provide global logistics management and after-market service and repair. Our customers' products may have stringent requirements for quality, reliability and regulatory compliance. We offer our customers the ability to outsource all phases of product realization, including product specifications; development, design and design validation; regulatory compliance support; prototyping and new product introduction; manufacturing test equipment development; materials sourcing, procurement and supply-chain management; product assembly/manufacturing, configuration and test; order fulfillment, logistics and service/repair.

Consolidation Principles and Basis of Presentation: The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and include the accounts of Plexus Corp. and its subsidiaries. All significant intercompany transactions have been eliminated.

The Company's fiscal year ends on the Saturday closest to September 30. The Company also uses a "4-4-5" weekly accounting system for the interim periods in each quarter. Each quarter, therefore, ends on a Saturday at the end of the 4-4-5 period. Periodically, an additional week must be added to the fiscal year to re-align with the Saturday closest to September 30. Fiscal 2009 included this additional week and the fiscal year ended on October 3, 2009. Therefore fiscal 2009 included 371 days. The additional week was added to the first fiscal quarter, ended January 3, 2009, which included 98 days. The accounting years for fiscal 2010 and 2008 each included 364 days.

In preparing the accompanying consolidated financial statements, the Company has reviewed, as deemed necessary by the Company's management, other events and transactions occurring through the date the financial statements are issued.

Cash Equivalents and Short-Term Investments: Cash equivalents are highly liquid investments purchased with an original maturity of less than three months. Short-term investments include investment-grade short-term debt instruments with original maturities greater than three months. Short-term investments are generally comprised of securities with contractual maturities greater than one year but with optional or early redemption provisions or rate reset provisions within one year.

Investments in debt securities are classified as "available-for-sale." Such investments are recorded at fair value as determined from quoted market prices, and the cost of securities sold is determined on the specific identification method. If material, unrealized gains or losses are reported as a component of comprehensive income or loss, net of the related income tax effect. For fiscal 2010, 2009 and 2008, unrealized or realized gains and losses were not material.

As of October 2, 2010 and October 3, 2009, cash and cash equivalents included the following securities (in thousands):

	2010	2009
Cash	$ 121,976	$ 37,129
Money market funds and other	66,268	207,253
U.S. corporate and bank debt	-	14,000
	$ 188,244	$ 258,382

Inventories: Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method. Valuing inventories at the lower of cost or market requires the use of estimates and judgment. Customers may cancel their orders, change production quantities or delay production for a number of reasons that are beyond the Company's control. Any of these, or certain additional actions, could impact the valuation of inventory. Any actions taken by the Company's customers that could impact the value of its inventory are considered when determining the lower of cost or market valuations.

Per contractual terms, customer deposits are received by the Company to offset obsolete and excess inventory risks.

Property, Plant and Equipment and Depreciation: These assets are stated at cost. Depreciation, determined on the straight-line method, is based on lives assigned to the major classes of depreciable assets as follows:

Buildings and improvements	15-50 years
Machinery and equipment	3-10 years
Computer hardware and software	2-10 years

Certain facilities and equipment held under capital leases are classified as property, plant and equipment and amortized using the straight-line method over the lease terms and the related obligations are recorded as liabilities. Lease amortization is included in depreciation expense (see Note 3) and the financing component of the lease payments is classified as interest expense.

For the capitalization of software costs, the Company capitalizes significant costs incurred in the acquisition or development of software for internal use, including the costs of the software, consultants as well as payroll and payroll-related costs for employees directly involved in developing internal use computer software once the final selection of the software is made. Costs incurred prior to the final selection of software and costs not qualifying for capitalization are expensed as incurred.

Expenditures for maintenance and repairs are expensed as incurred.

Goodwill and Other Intangible Assets: During the second quarter of fiscal 2009, the Company recorded a goodwill impairment charge of $5.7 million, writing off the entire carrying value of its goodwill related to its Kelso, Scotland ("Kelso") facility. The impairment charge was driven by macroeconomic conditions that contributed to an overall reduction in demand for the Company's offerings from the Kelso facility. These conditions led to an "interim triggering event", leading management to perform an interim goodwill impairment test. This test resulted in the determination that the carrying value of the goodwill relating to Kelso, the Company's sole remaining goodwill asset, was fully impaired and therefore an impairment charge of $5.7 million was recorded.

Should the Company have goodwill and intangible assets with indefinite useful lives in the future, the Company would test those assets for impairment at least annually, and recognize any related losses when incurred. Recoverability of goodwill would be measured at the reporting unit level. The Company would measure the recoverability of goodwill under the annual impairment test by comparing the reporting unit's carrying amount, including goodwill, to the reporting unit's estimated fair market value, which would be primarily estimated using the present value of expected future cash flows, although market valuations may also be employed. If the carrying amount of the reporting unit exceeds its fair value, goodwill would be considered impaired and a second test performed to measure the amount of impairment. Circumstances that may lead to impairment of goodwill include, but are not limited to, the loss of a significant customer or customers and unforeseen reductions in customer demand, future operating performance or industry demand.

For the years ended October 2, 2010 and October 3, 2009 changes in the carrying amount of goodwill for the European reportable segment were as follows (in thousands):

	Europe
Balance as of September 27, 2008	7,275
Foreign currency translation adjustment	(1,527)
Goodwill impairment	(5,748)
Balance as of October 3, 2009	$ -
Balance as of October 2, 2010	$ -

Impairment of Long-Lived Assets: The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of property, plant and equipment is measured by comparing its carrying value to the projected cash flows the property, plant and equipment are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying value of the property exceeds its fair market value. The impairment analysis is based on significant assumptions of future results made by management, including sales and cash flow projections. Circumstances that may lead to impairment of property, plant and equipment include reduced expectations for future performance or industry demand and possible further restructurings.

Revenue Recognition: Net sales from manufacturing services are recognized when the product has been shipped, the risk of ownership has transferred to the customer, the price to the buyer is fixed or determinable, and recoverability is reasonably assured. This point depends on contractual terms and generally occurs upon shipment of the goods from Plexus. Generally, there are no formal customer acceptance requirements or further obligations related to manufacturing services; if such requirements or obligations exist, then a sale is recognized at the time when such requirements are completed and such obligations are fulfilled.

Net sales from engineering design and development services, which are generally performed under contracts with a duration of twelve months or less, are typically recognized as costs are incurred utilizing a percentage-of-completion model. Progress towards completion of product design and development contracts is based on units of work for labor content and costs incurred for component content. The completed performance model is used if certain customer acceptance criteria exist. Any losses are recognized when anticipated. Net sales from engineering design and development services were less than five percent of total sales in fiscal 2010, 2009 and 2008.

Sales are recorded net of estimated returns of manufactured products based on management's analysis of historical returns, current economic trends and changes in customer demand. Net sales also include amounts billed to customers for shipping and handling. The corresponding shipping and handling costs are included in cost of sales.

Restructuring Charges: From time to time, the Company has recorded restructuring charges in response to the reduction in its sales levels and reduced capacity utilization. These restructuring charges included employee severance and benefit costs, costs related to plant closures, including leased facilities that will be abandoned (and subleased, as applicable), and impairment of equipment.

The timing and related recognition of recording severance and benefit costs that are not presumed to be an ongoing benefit depend on whether employees are required to render service until they are terminated in order to receive the termination benefits and, if so, whether employees will be retained to render service beyond a minimum retention period. The Company concluded that it had a substantive severance plan based upon past severance practices; therefore, certain severance and benefit costs were recorded as a liability due to the fact that the severance and benefit costs arose from an existing condition or situation and the payment was both probable and reasonably estimated.

For leased facilities that will be abandoned and subleased, a liability is recognized and measured at fair value for the future remaining lease payments subsequent to abandonment, less any estimated sublease income that could be reasonably obtained for the property. For contract termination costs, including costs that will continue to be incurred under a contract for its remaining term without economic benefit to the Company, a liability for future remaining payments under the contract is recognized and measured at its fair value.

The recognition of restructuring costs requires that the Company make certain judgments and estimates regarding the nature, timing and amount of cost associated with the planned exit activity. If actual results in exiting these facilities differ from the Company's estimates and assumptions, the Company may be required to revise the estimates of future liabilities, which could result in recording additional restructuring costs or the reduction of liabilities already recorded. At the end of each reporting period, the Company evaluates the remaining accrued balances to ensure that no excess accruals are retained, no additional accruals are required and the utilization of the provisions are for their intended purpose in accordance with developed exit plans.

Income Taxes: Deferred income taxes are provided for the difference between the financial statement balance of assets and liabilities and their respective tax basis. The Company records a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized (see Note 6). Realization of deferred income tax assets is dependent on the Company's ability to generate future taxable income. Recognition of deferred income tax assets is evaluated and tax reserves are recorded to address potential exposures related to income tax positions taken by the Company. These reserves are based on the assumptions and past experiences of the Company and provide for the uncertainty surrounding the application of statutes, rules, regulations, and interpretations to its income tax filings. It is possible that the actual costs or benefits relating to these matters may be materially more or less than the amount the Company estimated.

Foreign Currency Translation: We translate assets and liabilities of subsidiaries operating outside of the U.S. with a functional currency other than the U.S. Dollar into U.S. Dollars using exchange rates in effect at year-end. We translate net sales, expenses and cash flows at the average monthly exchange rates during the respective periods. Adjustments resulting from translation of the financial statements are recorded as a component of "Accumulated other comprehensive income". Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved and remeasurement adjustments for foreign operations where the U.S. dollar is the functional currency are included in our Statements of Operations as a component of miscellaneous other income (expense). Exchange (losses) gains on foreign currency transactions were \$(1.5) million, \$0.7 million and \$(1.7) million for the fiscal years ended October 2, 2010, October 3, 2009 and September 27, 2008, respectively.

Derivatives: The Company periodically enters into derivative contracts such as foreign currency forwards and interest rate swaps, which are designated as cash-flow hedges. All derivatives are recognized on the balance sheet at their estimated fair value. On the date a derivative contract is entered into, the Company designates the derivative as a hedge of a recognized asset or liability (a "fair value" hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (a "cash flow" hedge), or a hedge of the net investment in a foreign operation. The Company does not enter into derivatives for speculative purposes. Changes in the fair value of a derivative that qualify as a fair value hedge are recorded in earnings along with the gain or loss on the hedged asset or liability. Changes in the fair value of a derivative that qualifies as a cash flow hedge are recorded in "Accumulated other comprehensive income", until earnings are affected by the variability of cash flows. Changes in the fair value of a derivative used to hedge the net investment in a foreign operation are recorded in the "Accumulated other comprehensive income" accounts within shareholders' equity. Our interest rate swaps and forward contracts are treated as cash flow hedges and, therefore, \$(0.1) million, \$(3.7) million and \$(1.7) million were recorded in "Accumulated other comprehensive income" for fiscal 2010, 2009 and 2008, respectively.

Earnings Per Share: The computation of basic earnings per common share is based upon the weighted average number of common shares outstanding and net income. The computation of diluted earnings per common share reflects additional dilution from stock options and restricted stock, excluding any with an antidilutive effect.

Stock-based Compensation: The Company measures all share-based payments to employees, including grants of employee stock options, at fair value and expenses them in the Consolidated Statements of Operations over the service period (generally the vesting period) of the grant. The Company transitioned to this method using the modified prospective application, under which compensation expense is only recognized in the Consolidated Statements of Operations beginning with the first period of adoption and continuing to be expensed thereafter.

Comprehensive Income: The Company follows the established standards for reporting comprehensive income, which is defined as the changes in equity of an enterprise except those resulting from stockholder transactions.

Accumulated other comprehensive income consists of the following as of October 2, 2010 and October 3, 2009 (in thousands):

	2010	2009
Foreign currency translation adjustment	$ 9,789	$ 9,577
Cumulative change in fair market value of derivative instruments, net of tax	(2,924)	(4,897)
Accumulated other comprehensive income	$ 6,865	$ 4,680

The change in fair market value of derivative instruments, net of tax adjustment that is recorded to "Accumulated other comprehensive income" is more fully explained in Note 5 - Derivatives.

Conditional Asset Retirement Obligations: We recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated even though uncertainty exists about the timing and/or method of settlement. The liability is adjusted for any additions or deletions of related property, plant and equipment.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair Value of Financial Instruments: Accounts payable and accrued liabilities were reflected in the consolidated financial statements at cost because of the short-term duration of these instruments. Accounts receivable were reflected at net realizable value based on anticipated losses due to potentially uncollectible balances. Anticipated losses were based on management's analysis of historical losses and changes in customers' credit status. The fair value of capital lease obligations was approximately $18.3 million and $23.0 million as of October 2, 2010 and October 3, 2009, respectively. The fair value of the Company's term loan debt was $105.2 million and $107.8 million as of October 2, 2010 and October 3, 2009, respectively. The fair value of the Company's derivatives are disclosed in Note 5. The Company uses quoted market prices when available or discounted cash flows to calculate fair value.

Business and Credit Concentrations: Financial instruments that potentially subject the Company to concentrations of credit risk consisted of cash, cash equivalents, short-term investments, trade accounts receivable and derivative instruments, specifically related to counterparties. In accordance with the Company's investment policy, the Company's cash, cash equivalents, short-term investments and derivative instruments were placed with recognized financial institutions. The Company's investment policy limits the amount of credit exposure in any one issue and the maturity date of the investment securities that typically comprise investment grade short-term debt instruments. Concentrations of credit risk in accounts receivable resulting from sales to major customers are discussed in Note 13. The Company, at times, requires advanced cash deposits for services performed. The Company also closely monitors extensions of credit.

New Accounting Pronouncements: In January 2010, the Financial Accounting Standards Board ("FASB") issued new accounting guidance for fair value measurements and disclosures, which requires additional disclosure for transfers in and out of level one and level two fair value measurements as well as activity in level three fair value measurements. The new guidance requests that fair value measurement disclosures are provided for each class of assets and liabilities including valuation techniques and inputs to the fair value model. The Company adopted this guidance during the second quarter of fiscal 2010. The principal impact to the Company was to require the expansion of its disclosure regarding its derivative investments (see Note 5).

In October 2009, the FASB issued new accounting guidance for Multiple-Deliverable Revenue Arrangements, which establishes a selling price hierarchy for determining the selling price of a deliverable, replaces the term "fair value" in the revenue allocation guidance with "selling price," eliminates the residual method of allocation by requiring that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method and requires that a vendor determine its best estimate of selling price in a manner that is consistent with that used to determine the price to sell the deliverable on a stand-alone basis. This guidance is effective for financial statements issued for fiscal years beginning after June 15, 2010. The Company is currently assessing the impact of this new guidance on the consolidated financial statements.

In June 2009, the FASB issued an amendment to the accounting and disclosure requirements for the consolidation of variable interest entities ("VIEs"). The elimination of the concept of a qualifying special-purpose entity ("QSPE") removes the exception from applying the consolidation guidance within this amendment. This amendment requires an enterprise to perform a qualitative analysis when determining whether or not it must consolidate a VIE. The amendment also requires an enterprise to continuously reassess whether it must consolidate a VIE. Additionally, the amendment requires enhanced disclosures about an enterprise's involvement with VIEs and any significant change in risk exposure due to that involvement, as well as how its involvement with VIEs impacts the enterprise's financial statements. Finally, an enterprise will be required to disclose significant judgments and assumptions used to determine whether or not to consolidate a VIE. This amendment is effective for financial statements issued for fiscal years beginning after November 15, 2009. Adoption is not expected to have a material impact on the Company's consolidated results of operations, financial position and cash flows.

In June 2008, the FASB issued new accounting guidance that specifies that unvested share-based awards containing non-forfeitable rights to dividends or dividend equivalents are participating securities and should be included in the computation of earnings per share pursuant to the two-class method. The Company adopted this guidance beginning October 4, 2009, and the adoption did not have a material effect on the weighted average shares outstanding or earnings per share amounts.

In March 2008, the FASB ratified accounting guidance for lessee maintenance deposits under lease arrangements. The guidance requires that all nonrefundable maintenance deposits be accounted for as a deposit, and expensed or capitalized when underlying maintenance is performed. If it is determined that an amount on deposit is not probable of being used to fund future maintenance, it is to be recognized as expense at the time such determination is made. The Company adopted this guidance beginning October 4, 2009, and the adoption did not have a material effect on the Company's financial position, results of operations, or cash flows.

In September 2006, the FASB issued new accounting guidance that defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. It also establishes a fair value hierarchy that prioritizes information used in developing assumptions when pricing an asset or liability. We adopted this guidance for financial assets and liabilities effective September 28, 2008, and for non-financial assets and liabilities effective October 4, 2009. Non-financial assets and liabilities subject to this new guidance primarily include goodwill and indefinite lived intangible assets measured at fair value for impairment assessments, long-lived assets measured at fair value for impairment assessments, and non-financial assets and liabilities measured at fair value in business combinations. The adoption of the new accounting guidance effective October 4, 2009, did not have a material effect on the Company' financial position, results of operations, or cash flows.

2. Inventories

Inventories as of October 2, 2010 and October 3, 2009 consisted of (in thousands):

	2010	2009
Raw materials	$ 365,883	$ 237,717
Work-in-process	56,036	29,399
Finished goods	70,511	55,236
	$ 492,430	$ 322,352

Per contractual terms, customer deposits are received by the Company to offset obsolete and excess inventory risks. The total amount of deposits related to inventory and included within current liabilities on the accompanying Consolidated Balance Sheets as of October 2, 2010 and October 3, 2009 were $25.8 million and $26.1 million, respectively.

3. Property, Plant and Equipment

Property, plant and equipment as of October 2, 2010 and October 3, 2009, consisted of (in thousands):

	2010	2009
Land, buildings and improvements	$ 138,230	$ 120,505
Machinery and equipment	255,138	220,402
Computer hardware and software	79,108	72,782
Construction in progress	22,145	11,727
	494,621	425,416
Less: accumulated depreciation	258,907	227,947
	$ 235,714	$ 197,469

Assets held under capital leases and included in property, plant and equipment as of October 2, 2010 and October 3, 2009 consisted of (in thousands):

	2010	2009
Buildings and improvements	$ 22,700	$ 28,260
Machinery and equipment	1,803	939
	24,503	29,199
Less: accumulated amortization	8,905	7,600
	$ 15,598	$ 21,599

The building and improvements category in the above table includes a manufacturing facility in San Diego, California, which was closed during fiscal 2003 and is no longer used. The Company subleased a portion of the facility during fiscal 2003 and the remaining portion during fiscal 2005. The San Diego facility is recorded at the net present value of the sublease income, net of cash outflows for broker commissions and building improvements associated with the subleases. The net book value of the San Diego facility is reduced on a monthly basis by the amortization of the sublease cash receipts, net of certain cash outflows associated with the subleases. The net book value of the San Diego facility, adjusted for impairment, is approximately $11.6 million as of October 2, 2010.

Amortization of assets held under capital leases totaled $1.0 million, $0.9 million, and $0.8 million for fiscal 2010, 2009 and 2008, respectively. Capital lease additions were $0.9 million and $0.3 million for fiscal 2010 and fiscal 2009, respectively. There were no capital lease additions in fiscal 2008.

As of October 2, 2010 and October 3, 2009, accounts payable included approximately $6.3 million and $1.4 million, respectively, related to the purchase of property, plant and equipment, which have been treated as non-cash transactions for purposes of the Consolidated Statements of Cash Flows.

4. Debt, Capital Lease Obligations and Other Financing

Debt and capital lease obligations as of October 2, 2010 and October 3, 2009, consisted of (in thousands):

	2010	2009
Debt:		
Borrowings under term loan, expiring on April 4, 2013, interest rate of base rate or LIBOR rate plus 1.00%. See also Note 5, Derivatives.	$ 112,500	$ 127,500
Capital lease:		
Capital lease obligations for equipment and facilities located in San Diego, Kelso, Scotland (2009 only) and Xiamen, China, expiring on various dates through 2017; weighted average interest rates of 10.2% and 9.5% for fiscal 2010 and 2009, respectively.	17,375	22,570
Less: current portion	(17,409)	(16,907)
Long-term debt and capital lease obligations, net of current portion	$ 112,466	$ 133,163

In February 2010, the Company negotiated the settlement of a capital lease in Kelso, Scotland. The termination of this capital lease obligation and acquisition of the property was effected through a cash payment by Plexus of $3.9 million.

The aggregate scheduled maturities of the Company's debt obligations as of October 2, 2010, are as follows (in thousands):

2011	$ 15,000
2012	15,000
2013	82,500
Total	$ 112,500

The aggregate scheduled maturities of the Company's obligations under capital leases as of October 2, 2010, are as follows (in thousands):

2011	$ 4,067
2012	3,760
2013	3,853
2014	3,944
2015	4,038
Thereafter	3,608
	23,270
Less: interest portion of capital leases	5,895
Total	$ 17,375

On April 4, 2008, the Company entered into our Credit Facility with a group of banks which allows the Company to borrow $150 million in term loans and $100 million in revolving loans. The $150 million in term loans was immediately funded and the $100 million revolving credit facility is currently available. The Credit Facility is unsecured and may be increased by an additional $100 million (the "accordion feature") if the Company has not previously terminated all or any portion of the Credit Facility, there is no event of default existing under the credit agreement and both the Company and the administrative agent consent to the increase. The Credit Facility expires on April 4, 2013. Borrowings under the Credit Facility may be either through term loans, revolving or swing loans or letter of credit obligations. As of October 2, 2010, the Company has term loan borrowings of $112.5 million outstanding and no revolving borrowings under the Credit Facility.

The Credit Facility contains certain financial covenants, which include a maximum total leverage ratio, maximum value of fixed rentals and operating lease obligations, a minimum interest coverage ratio and a minimum net worth test, all as defined in the agreement. As of October 2, 2010, the Company was in compliance with all debt covenants. If the Company incurs an event of default, as defined in the Credit Facility (including any failure to comply with a financial covenant), the group of banks has the right to terminate the remaining Credit Facility and all other obligations, and demand immediate repayment of all outstanding sums (principal and accrued interest). The interest rate on borrowing varies depending upon the Company's then-current total leverage ratio; as of October 2, 2010, the Company could elect to pay interest at a defined base rate or the LIBOR rate plus 1.00%. Rates would increase upon negative changes in specified Company financial metrics and would decrease upon reduction in the current total leverage ratio to no less than LIBOR plus 1.00%. The Company is also required to pay an annual commitment fee on the unused credit commitment based on its leverage ratio; the current fee is 0.25%. Unless the accordion feature is exercised, this fee applies only to the initial $100 million of availability (excluding the $150 million of term borrowings). Origination fees and expenses associated with the Credit Facility totaled approximately $1.3 million and have been deferred. These origination fees and expenses will be amortized over the five-year term of the Credit Facility. Quarterly principal repayments of the term loan of $3.75 million per quarter began June 30, 2008 and end on April 4, 2013 with a balloon repayment of $75.0 million.

The Credit Facility allows for the future payment of cash dividends or the future repurchases of shares provided that no event of default (including any failure to comply with a financial covenant) is existing at the time of, or would be caused by, a dividend payment or a share repurchase.

Interest expense related to the commitment fee and amortization of deferred origination fees and expenses for the Credit Facility totaled approximately $0.7 million, $0.7 million and $0.5 million for fiscal 2010, 2009 and 2008, respectively.

Cash paid for interest in fiscal 2010, 2009 and 2008 was $9.2 million, $10.5 million and $4.2 million, respectively.

5. Derivatives

All derivatives are recognized in the accompanying Condensed Consolidated Balance Sheets at their estimated fair value. On the date a derivative contract is entered into, the Company designates the derivative as a hedge of a recognized asset or liability (a "fair value" hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (a "cash flow" hedge), or a hedge of the net investment in a foreign operation. The Company currently has cash flow hedges related to variable rate debt and foreign currency obligations. The Company does not enter into derivatives for speculative purposes. Changes in the fair value of the derivatives that qualify as cash flow hedges are recorded in "Accumulated other comprehensive income" in the accompanying Condensed Consolidated Balance Sheets until earnings are affected by the variability of the cash flows.

In June 2008, the Company entered into three interest rate swap contracts related to the $150 million in term loans under the Credit Facility that had an initial total notional value of $150 million and mature on April 4, 2013. These interest rate swap contracts will pay the Company variable interest at the three month LIBOR rate, and the Company will pay the counterparties a fixed interest rate. The fixed interest rates for each of these contracts are 4.415%, 4.490% and 4.435%, respectively. These interest rate swap contracts were entered into to convert $150 million of the variable rate term loan under the Credit Facility into fixed rate debt. Based on the terms of the interest rate swap contracts and the underlying debt, these interest rate contracts were determined to be effective, and thus qualify as a cash flow hedge. As such, any changes in the fair value of these interest rate swaps are recorded in "Accumulated other comprehensive income" on the accompanying Condensed Consolidated Balance Sheets until earnings are affected by the variability of cash flows. The total fair value of these interest rate swap contracts was $9.0 million and $9.3 million as of October 2, 2010 and October 3, 2009, respectively. As of October 2, 2010, the total combined notional amount of the Company's three interest rate swaps was $112.5 million.

The Company's Malaysian operations have entered into forward exchange contracts on a rolling basis with a total notional value of $42.0 million as of October 2, 2010. These forward contracts fix the exchange rates on foreign currency cash used to pay a portion of local currency expenses. The changes in the fair value of the forward contracts are recorded in "Accumulated other comprehensive income" on the accompanying Condensed Consolidated Balance Sheets until earnings are affected by the variability of cash flows. The total fair value of the forward contracts was $2.6 million and $0.5 million at October 2, 2010 and October 3, 2009, respectively.

The tables below present information regarding the fair values of derivative instruments and the effects of derivative instruments on the Company's Consolidated Balance Sheets:

Fair Values of Derivative Instruments

In thousands of dollars

	Asset Derivatives				Liability Derivatives		
		October 2, 2010	October 3, 2009			October 2, 2010	October 3, 2009
Derivatives designated as hedging instruments	Balance Sheet Location	Fair Value	Fair Value		Balance Sheet Location	Fair Value	Fair Value
Interest rate swaps		-	-		Current liabilities – Other	$ 3,616	$2,072
Interest rate swaps		-	-		Other liabilities	$ 5,423	$7,253
Forward contracts	Prepaid expenses and other	$2,612	$ 530				

The Effect of Derivative Instruments on the Statements of Operations for the Twelve Months Ended

In thousands of dollars

Derivatives in Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in Other Comprehensive Income ("OCI") on Derivative (Effective Portion)		Location of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)		Location of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	
	October 2, 2010	October 3, 2009		October 2, 2010	October 3, 2009		October 2, 2010	October 3, 2009
Interest rate swaps	$ (4,622)	$ (10,037)	Interest income (expense)	$ (4,908)	$ (3,668)	Other income (expense)	$ -	$ -
Forward contracts	$ 4,110	$ 530	Selling and administrative expenses	$ 2,028	$ -	Other income (expense)	$ -	$ -

The Company adopted accounting guidance on September 28, 2008, for fair value measurements of financial assets and liabilities. The Company adopted this guidance for non-financial assets and liabilities on October 4, 2009. This accounting guidance defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (or exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The accounting guidance established a fair value hierarchy based on three levels of inputs that may be used to measure fair value. The input levels are:

Level 1: Quoted (observable) market prices in active markets for identical assets or liabilities.

Level 2: Inputs other than Level 1 that are observable, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the asset or liability.

The following table lists the fair values of the Company's financial instruments as of October 2, 2010, by input level as defined above:

	Fair Value Measurements Using Input Levels (in thousands):			
	Level 1	**Level 2**	**Level 3**	**Total**
Derivatives				
Interest rate swaps	$ -	$ 9,039	$ -	$ 9,039
Forward currency forward contracts	$ -	$ 2,612	$ -	$ 2,612

The fair value of interest rate swaps and foreign currency forward contracts is determined using a market approach, which includes obtaining directly or indirectly observable values from third parties active in the relevant markets. The primary input in the fair value of the interest rate swaps is the relevant LIBOR forward curve. Inputs in the fair value of the foreign currency forward contracts include prevailing forward and spot prices for currency and interest rate forward curves.

As of October 2, 2010, we held $2.0 million of auction rate securities maturing on March 17, 2042, which were classified as "other" long-term assets and whose underlying assets are in guaranteed student loans that are backed by a U. S. government agency.

6. Income Taxes

The domestic and foreign components of income (loss) before income taxes for fiscal 2010, 2009 and 2008 consisted of (in thousands):

	2010	**2009**	**2008**
U.S.	$ (7,742)	$ (5,380)	$ 49,449
Foreign	98,179	50,799	53,166
	$ 90,437	$ 45,419	$ 102,615

Income tax expense (benefit) for fiscal 2010, 2009 and 2008 consisted of (in thousands):

	2010	2009	2008
Current:			
Federal	$ -	$ (1,666)	$ 15,593
State	74	121	949
Foreign	4,019	1,809	1,367
	4,093	264	17,909
Deferred:			
Federal	(1,029)	(622)	443
State	(459)	954	25
Foreign	(1,701)	(1,504)	94
	(3,189)	(1,172)	562
	$ 904	$ (908)	$ 18,471

The following is a reconciliation of the federal statutory income tax rate to the effective income tax rates reflected in the Consolidated Statements of Operations for fiscal 2010, 2009 and 2008:

	2010	2009	2008
Federal statutory income tax rate	35.0%	35.0%	35.0%
Increase (decrease) resulting from:			
Permanent differences	0.6	2.0	-
State income taxes, net of federal income tax	(0.3)	(0.2)	1.6
Foreign income and tax rate differences	(34.5)	(40.1)	(18.5)
Other, net	0.2	1.3	(0.1)
Effective income tax rate	1.0%	(2.0)%	18.0%

The Company recorded income tax expense of $0.9 million for fiscal 2010. The Company recorded income tax benefit of $(0.9) million for fiscal 2009 and tax expense of $18.5 million for fiscal 2008. The reduction to the income tax expense recorded as compared to our normal statutory rates is primarily due to the effect of pre-tax income in Malaysia and Xiamen, China, which benefit from reduced effective tax rates due to tax holidays.

The components of the net deferred income tax asset as of October 2, 2010 and October 3, 2009, consisted of (in thousands):

	2010	2009
Deferred income tax assets:		
Loss/credit carryforwards	$ 10,904	$ 5,864
Goodwill	3,550	4,313
Inventories	7,936	6,867
Accrued benefits	14,473	12,611
Allowance for bad debts	383	267
Interest rate swaps	3,504	3,898
Other	3,917	3,527
Total gross deferred income tax assets	44,667	37,347
Less valuation allowance	(2,547)	(2,547)
Deferred income tax assets	42,120	34,800
Deferred income tax liabilities:		
Property, plant and equipment	10,346	8,253
Other	1,028	1,185
	11,374	9,438
Net deferred income tax asset	$ 30,746	$ 25,362

As a result of using the with-and-without method under the requirements for accounting for stock based compensation, the Company recorded a valuation allowance for state taxes against the amount of net operating loss and credit carryforwards related to tax deductions in excess of compensation expense for stock options until such time as the related deductions actually reduce income taxes payable. During fiscal 2008 and 2009 the Company realized a reduction of its state income taxes payable from state net operating loss carryforwards. Consequently, the Company reversed approximately $0.1 million and $0.6 million of this valuation allowance with corresponding credits to additional paid in capital in fiscal years 2009 and 2008, respectively.

In addition, there is a remaining valuation allowance of $1.6 million as of October 2, 2010, related to various state deferred income tax assets where it is more likely than not that the asset will not be realized due to a lack of sustained profitability and limited carryforward periods in these states.

In October 2007, Mexico adopted a series of new tax laws, effective beginning on January 1, 2008. These laws did not have a material effect on our fiscal 2009 and fiscal 2010 tax years. However, these laws could have an effect on the taxes levied on our Mexican income in the future. On November 1, 2009, Mexico adopted tax reform legislation that took effect January 1, 2010, and provides for a temporary increase in its income tax and value added tax rates from 28% to 30% and 15% to 16%, respectively, along with certain other changes. These laws did not have a material impact on our effective income tax rate in our fiscal 2010 year; however, it could have a material effect on future periods. On November 5, 2009, the United States adopted the "Worker, Homeownership, and Business Assistance Act of 2009", which provides for an increase in the net operating loss carryback period from two years to five years for tax periods beginning or ending in calendar years 2008 and 2009, along with certain other tax law changes. This law did not have a material impact on our effective tax rate in fiscal 2010 and we do not currently believe that it will create a material impact on our effective income tax rate in future periods.

In March 2007, the Chinese government made significant changes to its tax law with a bias toward a unified tax rate for domestic and foreign enterprises of 25 percent. The law was effective on January 1, 2008. The effect of the law on enterprises with agreed-upon incentives requires that their China federal taxes will be increased to the new unified tax rate over a five-year period beginning in calendar 2008. This law did not have a material effect on our income taxes for our fiscal 2010 or 2009 tax years. However, depending upon the relative amount of income earned in China in the future, the increased tax rates on our China income could have a material effect.

In July 2005, the United Kingdom enacted the Finance Act (the "Finance Act"), which limits the deduction of interest expense incurred in the United Kingdom when the corresponding interest income earned by the other party is not taxable to such party. The Company currently extends loans from a U.S. subsidiary to a United Kingdom subsidiary, which is affected by the Finance Act. For fiscal years 2010, 2009 and 2008, management provided income tax expense for the effect of the Finance Act on the non-deductibility of this interest expense based on proposed agreement with the tax authorities in the United Kingdom regarding the application of the Finance Act to the Company's circumstances.

The Company has been granted tax holidays for its Malaysian and Xiamen, China subsidiaries. These tax holidays expire in 2019 and 2013, respectively, and are subject to certain conditions with which the Company expects to comply. We have received approval to extend our tax holiday in Malaysia for a period of five years through December 31, 2024, subject to certain conditions. In fiscal 2010, 2009 and 2008, these subsidiaries generated income, which resulted in tax reductions of approximately $23.0 million, $15.2 million and $13.6 million, respectively.

The Company does not provide for taxes that would be payable if undistributed earnings of foreign subsidiaries were remitted because the Company considers these earnings to be invested for an indefinite period. The aggregate undistributed earnings of the Company's foreign subsidiaries for which a deferred income tax liability has not been recorded was approximately $309.0 million as of October 2, 2010. If such earnings were repatriated, additional tax expense may result, although the calculation of such additional taxes is not practicable at this time.

In October 2004, the American Jobs Creation Act of 2004 (the "Jobs Act") was signed into law in the United States. The Jobs Act includes a deduction of 85 percent of certain foreign earnings that are repatriated, as defined in the Jobs Act. During fiscal 2010, 2009 and 2008, the Company did not repatriate any qualified earnings pursuant to the Jobs Act.

As of October 2, 2010, the Company had approximately $69.2 million of state net operating loss carryforwards that expire between fiscal 2011 and 2027.

Cash paid for income taxes in fiscal 2010, 2009 and 2008 was $3.5 million, $2.9 million and $22.7 million, respectively.

In June 2006, the FASB issued an interpretation addressing the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements by standardizing the level of confidence needed to recognize uncertain tax benefits and the process for measuring the amount of benefit to recognize. The interpretation also provided guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Effective at the beginning of fiscal 2008, the Company adopted the interpretation. As a result of adopting the interpretation, the Company recorded an increase in income tax liabilities for uncertain tax benefits of $0.8 million and a decrease in valuation allowance of approximately $1.8 million, which together resulted in a cumulative effect adjustment to retained earnings of $1.0 million.

As required by the regulation, the Company has classified the amounts recorded for uncertain tax positions in the Consolidated Balance Sheets as "Other liabilities" (non-current) to the extent that payment is not anticipated within one year. Prior year financial statements have not been restated. Presented below is a reconciliation of the beginning and ending amounts of unrecognized income tax benefits:

Balance at beginning of fiscal 2010	$ 4.8
Gross increases for tax positions of prior years	0.1
Gross increases for tax positions of the current year	1.0
Gross decreases for tax positions of prior years	-
Settlements	-
Balance at October 2, 2010	$ 5.9

Approximately $4.8 million of the balance as of October 2, 2010, would reduce the Company's effective tax rate if recognized.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. The total accrued penalties and net accrued interest with respect to income taxes were approximately $0.5 million, $0.3 million and $0.4 million as of October 2, 2010, October 3, 2009 and September 27, 2008, respectively. The Company recognized $0.2 million of expense for accrued penalties and net accrued interest in the Consolidated Statements of Operations for the year ended October 2, 2010.

During the second quarter of fiscal 2009, tax expense decreased by approximately $1.4 million, consisting of approximately $1.6 million, including interest, related to the conclusion of federal and state audits, which resulted in a reduction of the liability related to uncertainty in income taxes, offset by an additional provision of $0.2 million for changes in state tax laws.

It is reasonably possible that a number of uncertain tax positions related to federal and state tax positions may be settled within the next 12 months. Settlement of these matters is not expected to have a material effect on the Company's consolidated results of operations, financial position and cash flows.

Upon adoption of the interpretation and also as of October 2, 2010, the Company had tax years from fiscal 2007 and forward open and subject to examination by the Internal Revenue Service ("IRS"). For the major state tax jurisdictions, the Company has fiscal 2001 and forward open and subject to examination.

7. Shareholders' Equity

In July 2008, the Company completed the $200 million share repurchase program with a total purchase of 7.4 million shares at a volume-weighted average price of $26.87 per share.

Pursuant to the Company's Rights Agreement, each preferred share purchase right (a "Right") entitles the registered holder to purchase from the Company one one-hundredth of a share of the Company's Series B Junior Participating Preferred Stock, $0.01 par value per share ("Preferred Share"), at a price of $125.00 per one one-hundredth of a Preferred Share, subject to adjustment. The Rights are exercisable only if a person or group acquires beneficial ownership of more than 20% of the Company's outstanding common stock or commences, or announces an intention to make, a tender offer or exchange offer that would result in such person or group acquiring the beneficial ownership of more than 20% of the Company's common stock. The Rights expire on August 28, 2018, subject to extension.

8. Earnings Per Share

The following is a reconciliation of the amounts utilized in the computation of basic and diluted earnings per share (in thousands, except per share amounts):

	Years Ended		
	October 2, 2010	**October 3, 2009**	**September 27, 2008**
Earnings:			
Net income	$ 89,533	$ 46,327	$ 84,144
Basic weighted average common shares outstanding	40,051	39,411	43,340
Dilutive effect of stock options	780	243	510
Diluted weighted average shares outstanding	40,831	39,654	43,850
Earnings per share:			
Basic	$ 2.24	$ 1.18	$ 1.94
Diluted	$ 2.19	$ 1.17	$ 1.92

In fiscal 2010, 2009 and 2008, stock options and stock-settled stock appreciation rights ('SARs") to purchase approximately 1.2 million, 2.7 million and 1.5 million shares, respectively, were outstanding but were not included in the computation of diluted earnings per share because the options' and SARs' exercise prices were greater than the average market price of the common shares and, therefore, their effect would be antidilutive. In fiscal 2009 and 2008, restricted stock units ("RSUs") of approximately 20,000 and 90,000 units, respectively, were outstanding but were not included in the computation of diluted earnings per share because their effect would have been anti-dilutive. In fiscal 2010 there were no anti-dilutive RSUs outstanding.

9. Operating Lease Commitments

The Company has a number of operating lease agreements primarily involving manufacturing facilities, manufacturing equipment and computerized design equipment. These leases are non-cancelable and expire on various dates through 2021. Rent expense under all operating leases for fiscal 2010, 2009 and 2008 was approximately $11.8 million, $11.9 million and $11.5 million, respectively. Renewal and purchase options are available on certain of these leases.

Future minimum annual payments on operating leases are as follows (in thousands):

2011	$ 8,554
2012	7,961
2013	7,076
2014	6,405
2015	4,368
Thereafter	6,035
	$ 40,399

10. Restructuring and Asset Impairment Charges

Fiscal 2010 restructuring and asset impairment charges: For fiscal 2010, the Company did not incur any restructuring or impairment charges.

Fiscal 2009 restructuring and asset impairment charges: For fiscal 2009, we recorded pre-tax restructuring and asset impairment charges of $8.6 million, related to goodwill impairment in our Europe reportable segment, the closure of our Ayer, Massachusetts ("Ayer") facility and the reduction of our workforce across our facilities in the United States and Juarez, Mexico ("Juarez"). The details of these fiscal 2009 restructuring actions are listed below:

Goodwill Impairment: During the second quarter of fiscal 2009, the Company recorded a goodwill impairment charge of $5.7 million, writing off the entire carrying value of our goodwill related to our Kelso, Scotland ("Kelso") facility. The impairment charge was driven by macroeconomic conditions that contributed to an overall reduction in demand for the Company's offerings from the Kelso facility. These conditions led to an "interim triggering event", leading management to perform an interim goodwill impairment test. This test resulted in the determination that the carrying value of the goodwill relating to Kelso was fully impaired and therefore an impairment charge of $5.7 million was recorded.

Ayer Facility Closure: During the third quarter of fiscal 2009, we closed our Ayer facility. In fiscal 2009, we recorded pre-tax restructuring charges of $0.4 million, related to the disposal of certain assets and costs to exit this leased facility.

Other Restructuring Charges. In fiscal 2009, we recorded pre-tax restructuring charges of $2.0 million related to severance at facilities in the United States as well as Juarez. These workforce reductions affected approximately 450 employees. We also recorded approximately $0.5 million of asset impairment charges at Corporate.

Fiscal 2008 restructuring and asset impairment charges: For fiscal 2008, we recorded pre-tax restructuring and asset impairment charges of $2.1 million, related to the closure of our Ayer facility and the restructuring of our workforce in Juarez. The details of these fiscal 2008 restructuring actions are listed below:

Ayer Facility Closure: During the fourth quarter of fiscal 2008, we announced our intention to close our Ayer facility. In fiscal 2008, we recorded pre-tax restructuring charges of $1.9 million, related to severance for 170 impacted employees and costs to retain certain employees.

Other Restructuring Charges. In fiscal 2008, we recorded pre-tax restructuring charges of $0.2 million related to severance at our Juarez facility. The Juarez workforce reductions affected approximately 20 employees.

A detail of restructuring and asset impairment charges are provided below (in thousands):

	Employee Termination and Severance Costs	Lease Obligations and Other Exit Costs	Non-cash Asset Impairments	Total
Accrued balance, September 29, 2007	$ 989	$ -	$ -	$ 989
Restructuring and asset impairments charges	2,350	-	-	2,350
Adjustment to provisions	(231)	-	-	(231)
Amount utilized	(1,070)	-	-	(1,070)
Accrued balance, September 27, 2008	2,038	-	-	2,038
Restructuring and asset impairments charges	2,196	876	5,748	8,820
Adjustment to provisions	(249)	-	-	(249)
Amount utilized	(3,941)	(790)	(5,748)	(10,479)
Accrued balance, October 3, 2009	44	86	-	130
Restructuring and asset impairments charges	-	-	-	-
Adjustment to provisions	-	-	-	-
Amount utilized	(44)	(86)	-	(130)
Accrued balance, October 2, 2010	$ -	$ -	$ -	$ -

For a detail of restructuring and asset impairment charges by reportable segment, see Note 13 – Reportable Segment, Geographic Information and Major Customers.

11. Benefit Plans

Employee Stock Purchase Plans: The shareholder-approved 2005 Employee Stock Purchase Plan (the "2005 Purchase Plan") allowed for qualified employees to participate in the purchase of the Company's common stock. The 2005 Purchase Plan expired on June 30, 2010. The Company issued 6,976 shares under the 2005 Purchase Plan during fiscal 2008. Purchases under the 2005 Purchase Plan were terminated by the board of directors in January 2008; therefore, no shares were issued pursuant to the 2005 Purchase Plan in fiscal 2009 or fiscal 2010.

401(k) Savings Plan: The Company's 401(k) Savings Plan covers all eligible U.S. employees. Effective January 1, 2010, the Company began matching employee contributions up to 4 percent of eligible earnings. Previously, the Company matched employee contributions up to 2.5 percent of eligible earnings. The Company's contributions for fiscal 2010, 2009 and 2008 totaled $4.9 million, $2.9 million and $2.8 million, respectively.

Stock-based Compensation Plans: In February 2008, the Company's shareholders approved the Plexus Corp. 2008 Long-Term Incentive Plan (the "2008 Plan"), a stock-based incentive plan for officers, key employees and directors; the 2008 Plan includes provisions by which the Company may grant stock-based awards, including stock options, stock-settled stock appreciation rights ("SARs"), restricted stock, restricted stock units ("RSUs"), unrestricted stock awards ("SAs") and performance stock, in addition to cash awards, to directors, executive officers and other officers and key employees. The maximum number of shares of Plexus common stock which may be issued pursuant to the 2008 Plan is 5,500,000 shares; in addition, long-term cash awards of up to $1.5 million may be granted annually. The exercise price of each stock option and SAR granted must not be less than the fair market value on the date of grant. The Compensation and Leadership Development Committee (the "Committee") of the Board of Directors may establish a term and vesting period for stock options, SARs, RSUs and other awards under the 2008 Plan as well as accelerate the vesting of such awards. Generally, stock options vest in two annual installments and have a term of ten years, SARs vest in two annual installments and have a term of seven years, and RSUs fully vest on the third anniversary of the grant date (assuming continued employment), which is also the date as of which the underlying shares will be issued.

The 2008 Plan replaced the shareholder-approved 2005 Equity Incentive Plan (the "2005 Plan"). The 2005 Plan constituted a stock-based incentive plan for the Company and included provisions by which the Company could grant stock-based awards to directors, executive officers and other officers and key employees. The maximum number of shares of Plexus common stock that could be issued pursuant to the 2005 Plan was 2.7 million shares, all of which could be issued pursuant to stock options, although up to 1.2 million shares could be issued pursuant to the following: up to 0.6 million shares as SARs and up to 0.6 million shares as RSUs. The exercise price of each stock option granted must not have been less than the fair market value on the date of grant. The Committee could establish the term and vesting period of stock options, as well as accelerate the vesting of stock options. Unless otherwise directed by the Committee, stock options vested over a three-year period from date of grant and had a term of ten years. In fiscal 2007, the Committee established that the vesting period for stock options would be two years. The 2005 Plan terminated upon the approval of the 2008 Plan, except that outstanding awards continue until expiration.

Stock option and SARs grants are determined annually, but granted on a quarterly basis. However, grants of RSUs and long-term cash awards are generally made only on an annual basis. In fiscal 2009, the Company made a special grant consisting solely of RSUs to certain key employees (excluding our Chief Executive Officer) to encourage retention, but did not make similar special grants in fiscal 2010.

For options issued to the members of the Board of Directors in fiscal 2009 and 2008, 50 percent of their stock options vested immediately at the date of grant. Their remaining stock options vested on the first anniversary of the grant date. For options issued to the members of the Board of Directors in fiscal 2010, all of their stock options vested immediately on the date of grant. In fiscal 2010, the Company granted members of the board of directors SAs, which vested immediately on grant.

In fiscal 2010, under the 2008 Plan, the Company granted options, which had a term of ten years, to purchase 0.3 million shares of the Company's common stock and 0.3 million stock-settled SARs, which had a term of seven years. Additionally, the Committee made awards of RSUs for 0.1 million shares of common stock and long-term cash awards that totaled $0.9 million, all of which vest on the third anniversary of grant. In addition, in fiscal 2010, the Committee granted SAs for 0.1 million shares of common stock.

In fiscal 2009, under the 2008 Plan, the Company granted options, which had a term of ten years, to purchase 0.3 million shares of the Company's common stock and 0.3 million stock-settled SARs, which had a term of seven years. Additionally, the Committee made awards of RSUs for 0.2 million shares of common stock and long-term cash awards that totaled $1.0 million, all of which vest on the third anniversary of grant.

In fiscal 2008, under the 2005 Plan, the Company granted options, which had a term of ten years, to purchase 0.1 million shares of the Company's common stock and 0.2 million stock-settled SARS, which had a term of seven years. Additionally, under the 2008 Plan, the Company granted options, which had a term of ten years, to purchase 0.1 million shares of the Company's common stock and 0.2 million stock-settled SARs, which had a term of seven years. The Company also made awards of RSUs, under the 2005 Plan, for 0.1 million shares of common stock and long-term cash awards that totaled $0.2 million, all of which vest on the third anniversary of grant.

The Company recognized $9.5 million, $9.4 million, and $8.7 million of compensation expense associated with stock options, SARs, RSUs and SAs for the fiscal years ended October 2, 2010, October 3, 2009 and September 27, 2008, respectively. The related deferred tax benefit recognized was $3.2 million, $2.4 million, and $2.0 million for the fiscal years ended October 2, 2010, October 3, 2009, and September 27, 2008.

A summary of the Company's stock option and SAR activity follows:

	Number of Shares (in thousands)	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)
Outstanding as of September 29, 2007	3,378	$ 25.13	
Granted	563	26.62	
Cancelled	(185)	36.66	
Exercised	(363)	14.93	
Outstanding as of September 27, 2008	3,393	$ 25.88	
Granted	614	19.71	
Cancelled	(166)	28.75	
Exercised	(223)	15.43	
Outstanding as of October 3, 2009	3,618	$ 25.34	
Granted	603	32.29	
Cancelled	(122)	34.18	
Exercised	(910)	25.80	
Outstanding as of October 2, 2010	3,189	$ 26.18	$ 21,576

	Number of Shares (in thousands)	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)
Exercisable as of:			
September 27, 2008	2,533	$ 24.78	
October 3, 2009	2,815	$ 26.36	
October 2, 2010	2,365	$ 25.37	$ 18,175

Included in the table above are 335,022 and 310,071 SARs, which were granted in fiscal 2010 and 2009, respectively.

The following table summarizes outstanding stock option and SAR information as of October 2, 2010 (shares in thousands):

Range of Exercise Prices	Number of Shares Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Life	Number of Shares Exercisable	Weighted Average Exercise Price
$ 8.97 - $14.63	495	$ 13.29	4.6	432	$ 13.10
$14.64 - $20.95	459	$ 18.09	5.5	334	$ 17.56
$20.96 - $29.84	1,203	$ 24.68	5.5	1,014	$ 24.53
$29.85 - $53.50	1,032	$ 37.70	6.5	585	$ 40.35
$ 8.97 - $53.50	**3,189**	**$ 26.18**	**5.7**	**2,365**	**$ 25.37**

The Company continues to use the Black-Scholes valuation model to value options and SARs. The Company used its historical stock prices as the basis for its volatility assumptions. The assumed risk-free rates were based on U.S. Treasury rates in effect at the time of grant with a term consistent with the expected option and SAR lives. The expected option and SAR lives represent the period of time that the options and SARs granted are expected to be outstanding and were based on historical experience.

The weighted average fair value per share of options and SARs issued for the fiscal years ended October 2, 2010, October 3, 2009 and September 27, 2008 were $14.25, $8.72 and $11.30, respectively. The fair value of each option and SAR grant was estimated at the date of grant using the Black-Scholes option-pricing model based on the assumption ranges below:

	Years Ended		
	October 2, 2010	**October 3, 2009**	**September 27, 2008**
Expected life (years)	4.40 – 5.00	4.40 – 4.90	3.75 – 5.48
Risk-free interest rate	1.61 – 5.00%	1.76 – 5.00%	2.59 – 5.00%
Expected volatility	46 – 55%	46 – 55%	46 – 66%
Weighted average volatility	48%	48%	53%
Dividend yield	-	-	-

The fair value of options and SARs vested for fiscal years ended October 2, 2010, October 3, 2009 and September 27, 2008 were $3.1 million, $6.3 million and $5.0 million, respectively.

For the fiscal years ended October 2, 2010 and October 3, 2009, the total intrinsic value of options and SARs exercised was $8.5 million and $1.2 million, respectively.

As of October 2, 2010, there was $7.1 million of unrecognized compensation cost related to non-vested options and SARs that is expected to be recognized over a weighted average period of 1.37 years.

A summary of the Company's RSUs and SAs activity follows:

	Number of Shares (in thousands)	**Weighted Average Fair Value at Date of Grant**	**Aggregate Intrinsic Value (in thousands)**
Units outstanding as of September 27, 2008	99	$ 30.54	
Granted	210	21.73	
Cancelled	(11)	24.86	
Vested	-	-	
Units outstanding as of October 3, 2009	298	$ 24.54	
Granted	115	33.99	
Cancelled	(12)	26.95	
Vested	(16)	33.99	
Units outstanding as of October 2, 2010	385	$ 26.90	$ 11,797

The Company uses the fair value at the date of grant to value RSUs and SAs. The fair value of SAs that vested for the fiscal year ended October 2, 2010 was $0.5 million. There were not any RSUs that vested during the fiscal year ended October 2, 2010, nor were there any RSUs or SAs that vested during the fiscal years ended October 3, 2009 or September 27, 2008.

As of October 2, 2010, there was $4.4 million of unrecognized compensation cost related to RSU awards that is expected to be recognized over a weighted average period of 1.75 years.

Deferred Compensation Arrangements: In September 1996, the Company entered into agreements with certain of its former executive officers to provide nonqualified deferred compensation. Under those agreements, the Company agreed to pay to these former executives, or their designated beneficiaries upon such executives' deaths, certain amounts annually for the first 15 years subsequent to their retirements.

In fiscal 2009, in connection with a review of deferred compensation agreements, it was determined that the deferred compensation agreements were not being administered by Plexus as was originally intended and that two former executives had been overpaid by Plexus in previous years. Previously, the supplemental executive retirement agreements provided that future payments were to be adjusted, depending upon the performance of underlying investments; the original intent of these agreements was for a fixed 15-year annual installment payment stream. In August 2009 amendments were entered into in order to align the provisions regarding the determination of payment amounts to a fixed 15-year annual installment payment stream. The amendments were consistent with the intent of the original agreements and with the manner in which the agreement had operated in practice.

In fiscal 2000, the Company established a supplemental executive retirement plan (the "SERP") as an additional deferred compensation plan for executive officers and other key employees. Under the SERP, a covered executive may elect to defer some or all of the participant's compensation into the plan, and the Company may credit the participant's account with a discretionary employer contribution. Participants are entitled to payment of deferred amounts and any related earnings upon termination or retirement from Plexus.

In fiscal 2003, due to changes in the law, Plexus terminated a split-dollar life insurance program under the SERP and replaced it with a rabbi trust arrangement (the "Trust"). The Trust allows investment of deferred compensation held on behalf of the participants into individual accounts and, within these accounts, into one or more designated investments. Investment choices do not include Plexus stock. In fiscal 2010, 2009 and 2008, the Company made contributions to the participants' SERP accounts in the amount of $0.2 million, $0.2 million and $0.5 million, respectively.

As of October 2, 2010 and October 3, 2009, the SERP assets held in the Trust totaled $6.0 million and $5.3 million, respectively, and the related liability to the participants totaled approximately $4.0 million and $3.7 million as of October 2, 2010 and October 3, 2009, respectively. The Trust assets are subject to the claims of the Company's creditors. The Trust assets and the related liabilities to the participants are included in "Other assets" and "Other liabilities", respectively, in the accompanying Consolidated Balance Sheets.

Other: The Company is not obligated to provide any postretirement medical or life insurance benefits to employees.

12. Litigation

In fiscal 2010, the Company determined that it would incur expenses up to approximately $1.1 million relating to non-conforming inventory received from a supplier, for which we are seeking partial recovery during fiscal 2011.

We were notified in April 2009 by U.S. Customs and Border Protection ("CBP") of its intention to conduct a customary Focused Assessment of our import activities during fiscal 2008 and of our processes and procedures to comply with U.S. Customs laws and regulations. During September 2010 the Company reported errors relating to import trade activity from July 2004 to the date of Plexus' report. The Company is currently awaiting final determination of CBP duties and fees. Plexus has agreed that it will implement improved processes and procedures and review these corrective measures with CBP. At this time, we do not believe that any deficiencies in processes or controls or unanticipated costs, unpaid duties or penalties associated with this matter will have a material adverse effect on Plexus or the Company's consolidated financial position, results of operations or cash flows.

In December 2009, the Company received settlement funds of approximately $3.2 million related to a court case in which the Company was a plaintiff. The settlement related to prior purchases of inventory and therefore was recorded as a reduction of cost of sales.

The Company is party to certain other lawsuits in the ordinary course of business. Management does not believe that these proceedings, individually or in the aggregate, will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

13. Reportable Segment, Geographic Information and Major Customers

Reportable segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or group, in assessing performance and allocating resources.

The Company uses an internal management reporting system, which provides important financial data to evaluate performance and allocate the Company's resources on a geographic basis. Net sales for segments are attributed to the region in which the product is manufactured or service is performed. The services provided, manufacturing processes used, class of customers serviced and order fulfillment processes used are similar and generally interchangeable across the segments. A segment's performance is evaluated based upon its operating income (loss). A segment's operating income (loss) includes its net sales less cost of sales and selling and administrative expenses, but excludes corporate and other costs, interest expense, interest income, other income (expense) and income tax expense (benefit). Corporate and other costs primarily represent corporate selling and administrative expenses, and restructuring and asset impairment costs. These costs are not allocated to the segments, as management excludes such costs when assessing the performance of the segments. Inter-segment transactions are generally recorded at amounts that approximate arm's length transactions. The accounting policies for the regions are the same as for the Company taken as a whole.

Information about the Company's four reportable segments in fiscal 2010, 2009 and 2008 were as follows (in thousands):

	Years Ended		
	October 2, 2010	October 3, 2009	September 27, 2008
Net sales:			
United States	$1,150,207	$1,007,087	$1,267,885
Asia	925,391	588,129	574,079
Mexico	94,513	77,259	78,296
Europe	72,627	55,587	68,837
Elimination of inter-segment sales	(229,345)	(111,440)	(147,475)
	$2,013,393	$1,616,622	$1,841,622
Depreciation and amortization:			
United States	$ 11,345	$ 10,230	$ 8,994
Asia	18,536	16,154	12,471
Mexico	2,313	2,215	1,791
Europe	1,957	782	836
Corporate	6,001	5,087	5,127
	$ 40,152	$ 34,468	$ 29,219
Operating income (loss):			
United States	$ 74,191	$ 64,730	$ 116,143
Asia	114,760	63,662	59,535
Mexico	218	(3,507)	(2,693)
Europe	(1,806)	1,352	7,259
Corporate and other costs	(87,711)	(73,170)	(77,417)
	$ 99,652	$ 53,067	$ 102,827
Capital expenditures:			
United States	$ 12,457	$ 17,838	$ 18,078
Asia	37,909	23,052	27,556
Mexico	4,026	2,026	2,900
Europe	1,884	5,587	1,485
Corporate	18,398	8,924	4,310
	$ 74,674	$ 57,427	$ 54,329

	October 2, 2010	October 3, 2009
Total assets:		
United States	$ 451,284	$ 346,272
Asia	539,543	370,247
Mexico	44,355	45,699
Europe	84,786	86,024
Corporate	170,411	174,430
	$1,290,379	$1,022,672

The following enterprise-wide information is provided in accordance with the required segment disclosures. Net sales to unaffiliated customers were based on the Company's location providing product or services (in thousands):

		Years ended	
	October 2, 2010	October 3, 2009	September 27, 2008
Net sales:			
United States	$ 1,150,207	$ 1,007,087	$1,267,885
Malaysia	788,189	512,656	486,751
Mexico	94,513	77,259	78,296
China	137,202	75,473	87,328
United Kingdom	71,519	55,577	68,837
Romania	1,108	10	-
Elimination of inter-segment sales	(229,345)	(111,440)	(147,475)
	$ 2,013,393	$1,616,622	$1,841,622

	October 2, 2010	October 3, 2009
Long-lived assets:		
Malaysia	$ 86,387	$ 72,325
United States	59,233	51,811
United Kingdom	7,248	5,989
China	21,920	14,266
Mexico	8,655	6,940
Romania	4,484	5,760
Corporate	47,787	40,378
	$ 235,714	$ 197,469

Long-lived assets as of October 2, 2010 and October 3, 2009 exclude other long-term assets and deferred income tax assets which totaled $28.7 million and $26.8 million, respectively.

Restructuring and asset impairment charges are not allocated to reportable segments, as management excludes such charges when assessing the performance of the reportable segments, but rather includes such charges within the "Corporate and other costs" section of the above table of operating income (loss). In fiscal 2010 the Company did not incur any restructuring or asset impairment charges. In fiscal 2009 and 2008, the Company incurred restructuring and asset impairment charges (see Note 10) which were associated with various segments (in thousands):

	Years Ended		
	October 2, 2010	**October 3, 2009**	**September 27, 2008**
Restructuring and asset impairment charges:			
United States	$ -	$ 1,089	$ 1,852
Mexico	-	741	267
Europe	-	5,748	-
Corporate	-	993	-
	$ -	$ 8,571	$ 2,119

The percentages of net sales to customers representing 10 percent or more of total net sales for the indicated periods were as follows:

	Years Ended		
	October 2, 2010	**October 3, 2009**	**September 27, 2008**
Juniper Networks, Inc. ("Juniper")	16%	20%	20%

For our significant customers, we generally manufacture products in more than one location. Net sales to Juniper, our largest customer, occur in the United States and Asia reportable segments.

The percentages of accounts receivable from customers representing 10 percent or more of total accounts receivable for the indicated periods were as follows:

	October 2, 2010	**October 3, 2009**
Juniper	17%	15%
General Electric Company	10%	*

*Represents less than 10 percent of total accounts receivable

No other customers represented ten percent or more of the Company's total net sales or total trade receivable balances as of October 2, 2010 and October 3, 2009.

14. Guarantees

The Company offers certain indemnifications under its customer manufacturing agreements. In the normal course of business, the Company may from time to time be obligated to indemnify its customers or its customers' customers against damages or liabilities arising out of the Company's negligence, misconduct, breach of contract, or infringement of third party intellectual property rights. Certain agreements have extended broader indemnification, and while most agreements have contractual limits, some do not. However, the Company generally does not provide for such indemnities and seeks indemnification from its customers for damages or liabilities arising out of the Company's adherence to customers' specifications or designs or use of materials furnished, or directed to be used, by its customers. The Company does not believe its obligations under such indemnities are material.

In the normal course of business, the Company also provides its customers a limited warranty covering workmanship, and in some cases materials, on products manufactured by the Company. Such warranty generally provides that products will be free from defects in the Company's workmanship and meet mutually agreed-upon specifications for periods generally ranging from 12 months to 24 months. If a product fails to comply with the Company's limited warranty, the Company's obligation is generally limited to correcting, at its expense, any defect by repairing or replacing such defective product. The Company's warranty generally excludes defects resulting from faulty customer-supplied components, design defects or damage caused by any party or cause other than the Company.

The Company provides for an estimate of costs that may be incurred under its limited warranty at the time product revenue is recognized and establishes additional reserves for specifically identified product issues. These costs primarily include labor and materials, as necessary, associated with repair or replacement and are included in our Consolidated Balance Sheets in other current accrued liabilities. The primary factors that affect the Company's warranty liability include the value and the number of shipped units and historical and anticipated rates of warranty claims. As these factors are impacted by actual experience and future expectations, the Company assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Below is a table summarizing the activity related to the Company's limited warranty liability for the fiscal years 2010 and 2009 (in thousands):

Limited warranty liability, as of September 27, 2008	$ 4,052
Accruals for warranties issued during the period	507
Settlements (in cash or in kind) during the period	(89)
Limited warranty liability, as of October 3, 2009	4,470
Accruals for warranties issued during the period	557
Settlements (in cash or in kind) during the period	(972)
Limited warranty liability, as of October 2, 2010	$ 4,055

15. Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for fiscal 2010 and 2009 consisted of (in thousands, except per share amounts):

2010	**First Quarter**	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	**Total**
Net sales	$ 430,399	$ 490,978	$ 536,384	$ 555,632	$2,013,393
Gross profit	44,541	50,471	55,548	56,362	206,922
Net income	17,844	20,714	24,368	26,607	89,533
Earnings per share:					
Basic	$ 0.45	$ 0.52	$ 0.60	$ 0.66	$ 2.24
Diluted	$ 0.44	$ 0.51	$ 0.59	$ 0.65	$ 2.19

2009	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net sales	$ 456,109	$ 388,895	$ 378,643	$ 392,975	$1,616,622
Gross profit	46,550	35,798	34,605	37,823	154,776
Net income	17,038	5,028	9,210	15,051	46,327
Earnings per share:					
Basic	$ 0.43	$ 0.13	$ 0.23	$ 0.38	$ 1.18
Diluted	$ 0.43	$ 0.13	$ 0.23	$ 0.38	$ 1.17

The annual total amounts may not equal the sum of the quarterly amounts due to rounding. Earnings per share is computed independently for each quarter.

* * * * *

Plexus Corp. and Subsidiaries
Schedule II – Valuation and Qualifying Accounts

For the fiscal years ended October 2, 2010, October 3, 2009 and September 27, 2008 (in thousands):

Descriptions	Balance at beginning of period	Additions charged to costs and expenses	Additions charged to other accounts	Deductions	Balance at end of period
Fiscal Year 2010:					
Allowance for losses on accounts receivable (deducted from the asset to which it relates)	$ 1,000	$ 550	$ -	$ 150	$ 1,400
Valuation allowance on deferred income tax assets (deducted from the asset to which it relates)	$ 2,548	$ -	$ -	$ -	$ 2,548
Fiscal Year 2009:					
Allowance for losses on accounts receivable (deducted from the asset to which it relates)	$ 2,500	$ 942	$ -	$ 2,442	$ 1,000
Valuation allowance on deferred income tax assets (deducted from the asset to which it relates)	$ 2,607	$ 61	$ -	$ 120	$ 2,548
Fiscal Year 2008:					
Allowance for losses on accounts receivable (deducted from the asset to which it relates)	$ 900	$ 1,603	$ -	$ 3	$ 2,500
Valuation allowance on deferred income tax assets (deducted from the asset to which it relates)	$ 5,014	$ -	$ -	$ 2,407	$ 2,607

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLEXUS CORP. (Registrant)

By: /s/ Dean A. Foate
Dean A. Foate, President and Chief Executive Officer

November 18, 2010

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dean A. Foate, Ginger M. Jones and Angelo M. Ninivaggi, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and any other regulatory authority, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirement of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the date indicated.*

SIGNATURE AND TITLE

/s/ Dean A. Foate
Dean A. Foate, President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Ginger M. Jones
Ginger M. Jones, Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ John L. Nussbaum
John L. Nussbaum, Chairman and Director

/s/ Ralf R. Böer
Ralf R. Böer, Director

/s/ Stephen P. Cortinovis
Stephen P. Cortinovis, Director

/s/ David J. Drury
David J. Drury, Director

/s/ Peter Kelly
Peter Kelly, Director

/s/ Philip R. Martens
Philip R. Martens, Director

/s/ Michael V. Schrock
Michael V. Schrock, Director

/s/ Dr. Charles M. Strother
Dr. Charles M. Strother, Director

/s/ Mary A. Winston
Mary A. Winston, Director

* Each of the above signatures is affixed as of November 18, 2010.

EXHIBIT INDEX

PLEXUS CORP.
Form 10-K for Fiscal Year Ended October 2, 2010

Exhibit No.	Exhibit	Incorporated By Reference To	Filed Herewith
3(i)	(a) Restated Articles of Incorporation of Plexus Corp., as amended through August 27, 2008	Exhibit 3(i) to Plexus' Report on Form 10-Q for the quarter ended March 31, 2004	
	(b) Articles of Amendment, dated August 28, 2008, to the Restated Articles of Incorporation	Exhibit 3.1 to Plexus' Report on Form 8-K dated August 28, 2008	
3(ii)	Bylaws of Plexus Corp., adopted February 13, 2008, amended as of September 23, 2010	Exhibit 3.1 to Plexus' Report on Form 8-K dated September 23, 2010	
4.1	Restated Articles of Incorporation of Plexus Corp., as amended through August 28, 2008	Exhibit 3(i) above	
4.2	Bylaws of Plexus Corp., as amended through February 13, 2008	Exhibit 3(ii) above	
4.3	Rights Agreement, dated as of August 28, 2008, between Plexus Corp. and American Stock Transfer & Trust Company, LLC	Exhibit 4.1 to Plexus' Report on Form 8-A dated August 28, 2008	
10.1	Second Amended and Restated Credit Agreement dated as of April 4, 2008 among Plexus Corp., the Guarantors from time to time parties thereto, the Lenders from time to time parties thereto, and Bank of Montreal, as Administrative Agent	Exhibit 10.1 to Plexus' Report on Form 8-K dated April 4, 2008	
10.2	(a) Lease Agreement between Neenah (WI) QRS 11-31, Inc. ("QRS: 11-31") and Electronic Assembly Corp. (n/k/a Plexus Services Corp.), dated August 11, 1994	Exhibit 10.8(a) to Plexus' Report on Form 10-K for the year ended September 30, 1994	
	(b) Guaranty and Suretyship Agreement between Plexus Corp. and QRS: 11-31 dated August 11, 1994, together with related Guarantor's Certificate	Exhibit 10.8I to Plexus' Report on Form 10-K for the year ended September 30, 1994	
10.3	Composite Form of Supplemental Executive Retirement Agreement between Plexus and John Nussbaum, as amended through August 7, 2009*	Exhibit 10.5 to Plexus' Report on Form 10-K for the year ended October 3, 2009	

10.4	Employment Agreement, dated May 15, 2008, by and between Plexus Corp. and Dean A. Foate*	Exhibit 10.1 to Plexus' Report on Form 8-K dated May 15, 2008	
10.5	Form of Change of Control Agreement with each of the executive officers (other than Dean A. Foate)*	Exhibit 10.2 to Plexus' Report on Form 8-K dated May 15, 2008	
10.6	Amended and Restated Plexus Corp. 1998 Option Plan* [superseded]	Exhibit 10.1 to Plexus Quarterly Report on Form 10-Q for the quarter ended January 3, 2009	
10.7	(a) Summary of Directors' Compensation (11/10)*		X
	(b) Summary of Directors' Compensation (11/08)*[superseded]	Exhibit 10.9(a) to Plexus Report on Form 10-K for the year ended September 27, 2008	
	(c) Plexus Corp. 1995 Directors' Stock Option Plan*[superseded]	Exhibit 10.10 to Plexus' Report on Form 10-K for the year ended September 30, 1994	
10.8	Plexus Corp. Variable Incentive Compensation Plan – Plexus Leadership Team (as amended and restated as of September 29, 2010)*(*Reflects non-material changes finalized in September 2010*)		X
10.9	(a) Plexus Corp. Executive Deferred Compensation Plan*	Exhibit 10.17 to Plexus' Report on Form 10-K for the fiscal year ended September 30, 2000	
	(b) Plexus Corp Executive Deferred Compensation Plan Trust dated April 1, 2003 between Plexus Corp. and Bankers Trust Company*	Exhibit 10.14 to Plexus' Report on Form 10-K for the fiscal year ended September 30, 2003	
10.10	Plexus Corp. Non-employee Directors Deferred Compensation Plan*	Exhibit 10.4 to Plexus' Report on Form 10-Q for the quarter ended January 2, 2010	
10.11(a)	Amended and Restated Plexus Corp. 2008 Long-Term Incentive Plan*	Exhibit 10.1 to Plexus' Report on Form 10-Q for the quarter ended January 2, 2010	
10.11(b)	Forms of award agreements thereunder*		
	(i)(A) Form of Stock Option Agreement	Exhibit 10.2 to Plexus' Report on Form 10-Q for the quarter ended January 2, 2010	
	(i)(B) Form of Stock Option Agreement [superseded]	Exhibit 10.5(a) to Plexus' Report on Form 10-Q for the quarter ended March 29, 2008	
	(ii) Form of Restricted Stock Unit Award	Exhibit 10.5(b) to Plexus' Report on Form 10-Q dated March 29, 2008	

	(iii) Form of Stock Appreciation Rights Agreement	Exhibit 10.5(c) to Plexus' Report on Form 10-Q dated March 29, 2008	
	(iv) Form of Unrestricted Stock Award	Exhibit 10.3 to Plexus' Report on Form 10-Q for the quarter ended January 2, 2010	
10.12	Form of Plexus Corp. Long-Term Cash Agreement*	Exhibit 10.1 to Plexus Quarterly Report on Form 10-Q for the quarter ended December 29, 2007	
10.13(a)	Amended and Restated Plexus Corp. 2005 Equity Incentive Plan* [superseded]	Exhibit 10.2 to Plexus Quarterly Report on Form 10-Q for the quarter ended January 3, 2009	
10.13(b)	Forms of award agreements thereunder [superseded]*		
	(i) Form of Option Grant (Officer or Employee)	Exhibit 10.1 to Plexus' Report on Form 8-K dated April 1, 2005	
	(ii) Form of Option Grant (Director)	Exhibit 10.2 to Plexus' Report on Form 8-K dated November 17, 2005	
	(iii) Form of Restricted Stock Unit Award with Time Vesting	Exhibit 10.4 to Plexus' Report on Form 8-K dated April 1, 2005	
	(iv) Form of Stock Appreciation Right Award	Exhibit 10.1 to Plexus' Report on Form 8-K dated August 29, 2007	
21	List of Subsidiaries		X
23	Consent of PricewaterhouseCoopers LLP		X
24	Powers of Attorney	(Signature Page Hereto)	
31.1	Certification of Chief Executive Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.		X
31.2	Certification of Chief Financial Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.		X
32.1	Certification of the CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		X
32.2	Certification of the CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		X
99.1	Reconciliation of ROIC to GAAP Financial Statements		X

101	The following materials from Plexus Corp.'s Annual Report on Form 10-K for the fiscal year ended October 2, 2010, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Statements of Operations, (ii) the Consolidated Balance Sheets, (iii) the Consolidated Statements of Shareholders' Equity and Comprehensive Income, (iv) the Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text.	Furnished
101.INS	XBRL Instance Document	Furnished
101.SCH	XBRL Taxonomy Extension Schema Document	Furnished
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	Furnished
101.LAB	XBRL Taxonomy Extension Label Linkbase Document	Furnished
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	Furnished
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	Furnished

---

* Designates management compensatory plans or agreements.

[This page intentionally left blank]

BOARD OF DIRECTORS

John L. Nussbaum – Chairman of the Board

Dean A. Foate – President and Chief Executive Officer

Ralf R. Böer – Partner, Chairman and Chief Executive Officer, Foley & Lardner LLP

Stephen P. Cortinovis – Private Equity Investor

David J. Drury – President, Poblocki Sign Company LLC

Peter Kelly – Chief Financial Officer and Vice President, UGI Corp.

Phil R. Martens – President, Principal Executive Officer and Chief Operating Officer, Novelis Inc.

Michael V. Schrock – President and Chief Operating Officer, Pentair, Inc.

Charles M. Strother, MD – Physician; also Professor Emeritus at University of Wisconsin-Madison

Mary A. Winston – Senior Vice President and Chief Financial Officer, Giant Eagle, Inc.

EXECUTIVE OFFICERS

Dean A. Foate
President, Chief Executive Officer and Director

Ginger M. Jones
Vice President and Chief Financial Officer

Michael D. Buseman
Senior Vice President – Global Manufacturing Operations

Steven J. Frisch
Regional President – Plexus EMEA and Senior Vice President – Global Engineering Services

Todd P. Kelsey
Senior Vice President – Global Customer Services

Yong Jin Lim
Regional President – Plexus APAC

Joseph E. Mauthe
Vice President – Global Human Resources

Angelo M. Ninivaggi
Vice President, General Counsel, Corporate Compliance Officer and Secretary

Michael T. Verstegen
Senior Vice President – Global Market Development

Investor Information

Direct all inquiries for investor relations information, including copies of the Company's Form 10-K and other reports filed with the SEC, to:

Investor Relations
Plexus Corp.
One Plexus Way
P.O. Box 156
Neenah, Wisconsin 54957-0156
920-722-3451
kristine.rhode@plexus.com
www.plexus.com

For common stock market information, see Part II, Item 5 in the Form 10-K.

The Form 10-K is an integral part of this Annual Report.

Transfer Agent and Registrar
American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, New York 10038
1-800-937-5449

Auditors
PricewaterhouseCoopers LLP
Milwaukee, Wisconsin

Annual Meeting
February 16, 2011: 8:00 a.m.
The Pfister Hotel
424 East Wisconsin Avenue
Milwaukee, Wisconsin 53202


PLEXUS

The Product Realization Company